Management’s Discussion and Analysis
and
Consolidated Financial Statements
June 30, 2022

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Management’s Discussion and Analysis

June 30, 2022

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Management’s Discussion and Analysis

June 30, 2022

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Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the fiscal year ended June 30, 2022 (FY22). The MD&A contains forward looking statements which may be identified by such terms as “anticipates,” “believes,” “expects,” “intends,” “plans” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated. IFC undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
Table 1: Selected Financial Data

	For the year ended
(US$ in millions)	June 30, 2022 (FY22)	June 30, 2021 (FY21)	June 30, 2020 (FY20)
Investments Highlights (Section III)
Long-Term Finance (LTF) Commitments (Own Account and Core Mobilization)	$23,165	$23,305	$21,961
Short-Term Finance (STF) Commitments	9,659	8,195	6,469
Disbursements	13,198	11,438	10,518
Income Statement
Net (loss) income (Section VIII)	$(464)	$4,209	$(1,672)
Income available for designation (Section II)	382	1,066	572

	As of the year ended
(US$ in millions, except for ratios)	June 30, 2022	June 30, 2021
Balance Sheet
Total assets	$99,010	$105,264
Liquid assets portfolio [a] (Section IV)	41,717	41,696
Investments (Section III)	44,093	44,991
Borrowings (Section V)	48,269	55,699
Total capital (Section V)	32,805	31,244
Capital Utilization Ratio (CUR) (Section V)	62.0%	66.6%
_________
a    Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.
IFC’s Capital Adequacy, as measured by CUR was 62.0% at the end of FY22, lower than 66.6% at the end of FY21. IFC’s debt-to-equity ratio was 1.6, well within the maximum of 4 required by the policy approved by IFC’s Board of Directors (the Board), and IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 111%, above the minimum requirement of the Board of 45%. Given the changes to IFC’s capital adequacy framework, results are not directly comparable.

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Management’s Discussion and Analysis

SECTION l. EXECUTIVE SUMMARY
This executive summary highlights selected information and may not contain all of the information that is important to readers of this document. For a complete description of IFC’s FY22’s performance, as well as the risks and critical accounting estimates affecting IFC, this MD&A should be read in its entirety.
With its many years of experience and its depth of knowledge in the international development arena, IFC plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IFC contributes to both the WBG’s twin goals of ending extreme poverty and promoting shared prosperity, and to the Forward Look2, by providing financing and advisory services primarily to the private sector in developing countries that are members of IFC. IFC and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency.
IFC continued to focus and grow in the poorest countries and fragile areas, in line with the capital increase that shareholders endorsed in April 2018 when the Board of Governors approved a capital increase package comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA's Eighteenth Replenishment of Resources (IDA18); and (iii) internal measures for increased efficiency.
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020, and the subscription process was formally launched on April 22, 2020. Accordingly, authorized capital increased and a portion of retained earnings was converted to paid-in capital in April 2020. As of June 30, 2022, 79 countries have subscribed a total of $4.0 billion, and payment of $2.2 billion has been received from 66 countries.
In addition, to enhance its regional capacity, IFC undertook an operational realignment effective July 1, 2021 that consolidated all operations in continental Africa into one Vice Presidency Unit (VPU) and added a fourth regional VPU focusing on Middle East, Central Asia (Kazakhstan, Kyrgyz Republic, Tajikistan, Turkmenistan, Uzbekistan), Türkiye, Afghanistan, and Pakistan. The new structure allows IFC to enhance its delivery in IDA-eligible countries and most fragile markets. By augmenting the strength of its regional matrix, IFC is also looking to enhance program delivery, boost impact at the country level in all regions and ensure financial sustainability. Geographical regions used here in the MD&A and in the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.
In June 2022, the Board of Directors approved IFC’s Platform approach which aims to facilitate greater strategic and sectoral focus, enable scalability and replicability to encourage private sector investment, while encouraging efficiencies in delivering to IFC’s clients. Platforms, typically referred to as the grouping of projects of a similar nature or development objective under a single envelope and processed in an expedited fashion, will be an important tool within IFC’s existing toolkit to maximize its development impact, introduce new clients, open markets, and enable more private sector participation across emerging markets in a cost-efficient manner. In the face of rising food, fertilizer, and energy prices, in June 2022, IFC launched a $1.0 billion African Trade and Supply Chain Finance Program (ATRI), the first of an expected series of platforms, to strengthen intra-African trade.
Subsequent to June 30, 2022, IFC announced that all Global Industry Departments, as well as the Corporate Portfolio and Operations Management Departments, will move to a newly created VPU for Industries effective July 18, 2022. Furthermore, to bring IFC’s debt and equity mobilization activities under one umbrella, IFC remapped the Asset Management Company (AMC) to the Treasury & Syndications VPU and renaming it the Treasury & Mobilization VPU, effective August 1, 2022.
COVID-19
In response to the global outbreak of the coronavirus disease 2019 (COVID-19), IFC has been working with partners at global and country levels to support its developing member countries. With COVID-19 severely impacting private enterprises across emerging markets, IFC provided critical support through liquidity and trade financing, allowing companies to remain in operation, preserving jobs, and enabling long-term private sector intervention once pandemic impacts subside.
In March 2020, IFC’s Board approved a Fast Track COVID-19 Facility (COVID Facility, or FTCF) in the amount of $8.0 billion, as part of a WBG crisis response package. In February 2021, the Board approved an extension of the COVID Facility dedicated to the Base of the Pyramid Program (BOP) for $400 million. In March 2022, the Board approved the extension of both FTCF and BOP until June 2023, as well as an increase of up to $200 million for the BOP, making the total available $8.6 billion. Beyond this response, IFC has been working with countries to restructure and promote a recovery that is sustainable, inclusive, and climate-smart.
IFC's COVID-19 response commitments (including both the FTCF and other COVID-19 responses) totaled $5.3 billion in FY22, of which $2.2 billion were Own Account and $3.1 billion were Core Mobilization. Since the start of COVID-19, IFC’s COVID-19 response commitments totaled $25.6 billion as of June 30, 2022 of which $19.6 billion were Own Account and $6.0 billion were Core Mobilization.
1 The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).
2 The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; mobilizing resources for development; leading on global issues; and improving the business model.

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Management’s Discussion and Analysis

As COVID-19 restrictions begin to relax throughout the world, IFC has started the process for a gradual reopening of offices in certain locations, including the headquarter offices in Washington D.C., with occupancy caps in accordance with each country’s reopening tier status. IFC will continue to prioritize the health and safety of its staff through mitigation measures, including vaccination, masking, and testing.
THE WAR IN UKRAINE
The war in Ukraine that began in February 2022 has negatively impacted regional and global financial markets and economic conditions. As of June 30, 2022, IFC had investments in Ukraine, the Russian Federation, and Belarus with a total carrying value3 of $282 million, 1% of the total investments portfolio. Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact, especially the impact from spillovers to other countries, valuations of equity investments, debt securities and certain loans reported at fair value reflect management’s best estimates as of June 30, 2022.
In evaluating the appropriateness of IFC’s reserve against losses as of June 30, 2022, IFC has considered the impact of the war largely through its rating system that classifies its loans according to creditworthiness and risk. A number of the credit risk ratings of individual loans deteriorated as of June 30, 2022 reflecting general credit considerations and specific war related considerations. As the situation is still evolving, IFC expects further impacts which are not reflected in the model calculated reserve and cannot be directly attributed to any individual loan at June 30, 2022. As a result, a $135 million qualitative overlay has been applied for the estimated losses due to the impact of the war.
Forward-Looking Considerations
The ongoing war in Ukraine, in all its dimensions, is producing cascading effects to the world economy already battered by the pandemic, further provoking food and fuel price hikes and supply chain disruptions. The compounding crises along with overlapping surging global inflation and rising interest rates are posing additional risks and uncertainties. The economic and social shock waves of the war are being felt globally through commodity and financial markets, trade and migration linkages, and investor and consumer confidence. Developing countries will be further hit by second order economic, fiscal, and financial impacts.
The severity of the impact from the war on the financial results and condition of IFC in future periods cannot be reasonably estimated at the current time. IFC has incorporated its best estimates and judgment in reporting assets and liabilities on its June 30, 2022 consolidated balance sheet which may vary significantly when it prepares future consolidated financial statements using conditions in existence at that future time.
IFC's Responses
IFC has been supporting its clients through financing, continued advisory support and other measures to ensure the country retains access to essential fuel and food products.
As an immediate crisis response, IFC has provided working capital financing to its long-standing clients and has kept trade lines open for critical supplies. In addition, IFC is preparing a robust response to the global impacts of the war. IFC’s global response will focus on four main areas: (i) support to Ukraine’s private sector, including to increase investments in agribusiness and food security; (ii) mitigation of adverse impacts on neighboring countries, and on countries where the private sector is affected by Russian sanctions through trade and investment links; (iii) opportunities arising from shifts in trade and critical needs for trade and supply chain finance; and (iv) support to scale up finance for energy transition while addressing rising energy security concerns, with a longer-term horizon.
IFC remains committed to supporting Ukraine and impacted people all over the world and will continue to work with IFC’s partners to develop short and medium-term innovative solutions to help.
3 Please refer to Section III. Client Services Investment Portfolio section for the definition of carrying value.

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Management’s Discussion and Analysis

FINANCIAL PERFORMANCE SUMMARY
The financial performance of IFC has been significantly influenced by the volatile emerging equity markets.
Net Income and Income Available for Designations
IFC reported a net loss of $464 million in FY22, as compared to net income of $4.2 billion in FY21. IFC's net income in FY21 had a substantial component of unrealized gains on investments of $3.3 billion, when markets rebounded post the immediate effect of COVID-19.
Figure 1: Income Measures (US$ in millions)
Income Available for Designations was $382 million in FY22, as compared to $1,066 million in FY21, mainly driven by lower treasury returns primarily due to sharply rising U.S. treasury yields since January 2022 negatively impacting the performance of the Net Worth portfolio.
On August 4, 2022, the Board of Directors approved the entire designation of $6 million for Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). This designation is expected to be approved by the Board of Governors in FY23.
Investment Operations
In FY22, IFC committed $12.6 billion in long-term investments for its Own Account and $10.6 billion from Core Mobilization, a total of $23.2 billion in LTF, 1% lower than FY21. These investments supported 296 LTF projects in developing countries. In addition, IFC extended $9.7 billion in STF in FY22, 18% higher than FY21. In total, IFC had a combined delivery of LTF and STF of $32.82 billion in FY22, 4% higher than FY21. IFC disbursed $13.2 billion for its own account in FY22 as compared to $11.4 billion in FY21.

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Management’s Discussion and Analysis

Investment Portfolio
IFC's outstanding investment portfolio was $44.1 billion at June 30, 2022 compared to $45.0 billion at June 30, 2021. The decrease was mainly driven by a $2.5 billion decrease due to fair value and reserve changes and foreign exchange losses, which is partially offset by a $1.6 billion increase attributed to new disbursements exceeding repayments, prepayments and divestments.

Liquid Assets
The Net Asset Value (NAV) of the liquid asset portfolio was largely unchanged at $41.7 billion at June 30, 2022. Net Worth Funded Portfolio increased by $1.8 billion mainly due to sales of equity investments and capital contributions. Funded Liquidity Portfolio declined by $1.8 billion as net issuance of market borrowings was less than net loan disbursements to clients.

Borrowings
Borrowings outstanding (including fair value adjustments) decreased by $7.4 billion from $55.7 billion at June 30, 2021 to $48.3 billion at June 30, 2022, mainly due to fair value and foreign exchange movements.
New borrowings under the medium and long-term borrowing program (on a funding authorization basis) in FY22 was $9.1 billion as compared to $12.7 billion in FY21.

ECONOMIC CAPITAL FRAMEWORK
Effective FY22 Q1, IFC has updated its capital adequacy framework. The changes provide increased granularity in economic capital calculations, while bringing IFC’s definition of capital available more closely into alignment with the financial statement presentation of capital.

IFC’s Capital Adequacy, as measured by CUR was 62.0% at June 30, 2022, lower than the 66.6% level at June 30, 2021. The reduction (improvement) in CUR was largely attributed to a decrease in Capital Required to support the investment portfolio as well as an increase in Capital Available. The increase in Capital Available was mainly due to an increase in paid-in-capital and Accumulated Other Comprehensive Income (AOCI).

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Management’s Discussion and Analysis

SECTION II: OVERVIEW
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 186 member countries, a group that collectively determines its policies. IFC is a member of the WBG but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. IFC is not liable for the obligations of the other WBG institutions.
FINANCIAL BUSINESS MODEL
IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans, equity investments, debt securities and guarantees. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: parallel loans, loan participations, the Managed Co-lending Portfolio Program (MCPP), the non-IFC portion of structured finance transactions and the non-IFC portion of commitments in funds managed by IFC Asset Management Company, a division of IFC and advisory mobilization (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth).
IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in U.S. dollars ($ or US$) or swapped into U.S. dollars along with borrowings denominated in currencies other than U.S. dollars which are invested in such currencies. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans, debt securities and liquid assets by closely matching the currency and rate basis of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.
BASIS OF PREPARATION OF IFC’S CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States of America (U.S. GAAP). IFC’s accounting policies are discussed in more detail in Section VII, Critical Accounting Policies, and in Note A to IFC’s consolidated financial statements as of and for the year ended June 30, 2022 (FY22 consolidated financial statements).
IFC uses Income Available for Designations (a non-U.S. GAAP measure) as a basis for designations of retained earnings. Income Available for Designations is generally comprised of net income excluding unrealized gains and losses on investments and borrowings4 and grants to IDA.
Table 2: Reconciliation of Net Income or Loss to Income Available for Designations

	For the year ended
(US$ in millions)	June 30, 2022	June 30, 2021	June 30, 2020
Net (loss) income	$(464)	$4,209	$(1,672)
Adjustments to reconcile Net (loss) income to Income Available for Designations
Unrealized losses (gains) on investments	740	(3,285)	2,026
Unrealized losses (gains) on borrowings	106	(71)	218
Grants to IDA	—	213	—
Income Available for Designations	$382	$1,066	$572
4 Unrealized gains and losses on investments and borrowings presented in the table above includes unrealized gains and losses from associated derivatives.

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Management’s Discussion and Analysis

Table 3: Summary of Financial Results

	For the year ended
(US$ in millions)	June 30, 2022	June 30, 2021	June 30, 2020
Consolidated income highlights:
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,156	$1,116	$1,510
(Provision) release of provision for losses on loans, off-balance sheet credit exposures and other receivables	(126)	201	(638)
Income (loss) from equity investments and associated derivatives	208	3,201	(1,067)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	414	340	231
Provision for losses on available-for-sale debt securities	(14)	(3)	—
(Loss) income from liquid asset trading activities	(413)	327	1,039
Charges on borrowings	(302)	(326)	(1,181)
Other income	419	595	559
Other expenses	(1,653)	(1,687)	(1,628)
Foreign currency transaction gains (losses) on non-trading activities	76	(148)	144
(Loss) income before net unrealized gains on non-trading financial instruments accounted for at fair value and grants to IDA	(235)	3,616	(1,031)
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(229)	806	(641)
(Loss) income before grants to IDA	(464)	4,422	(1,672)
Grants to IDA	—	(213)	—
Net (loss) income	$(464)	$4,209	$(1,672)

	As of the year ended
(US$ in millions)	June 30, 2022	June 30, 2021
Consolidated balance sheet highlights:
Total assets	$99,010	$105,264
Liquid assets portfolio [a]	41,717	41,696
Investments	44,093	44,991
Borrowings outstanding, including fair value adjustments	48,269	55,699
Total capital	$32,805	$31,244
of which
Undesignated retained earnings	$10,840	$11,395
Designated retained earnings	298	207
Accumulated other comprehensive loss (AOCI)	(82)	(1,118)
Paid-in capital	21,749	20,760
–––––––––
a    Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.

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Management’s Discussion and Analysis

Table 4: Key Financial Ratios

	As of the year ended
(US$ in billions, except ratios)	June 30, 2022	June 30, 2021
Overall liquidity ratio [a]	111%	114%
Debt to equity ratio [b]	1.6	2.1
Total reserve against losses on loans to total disbursed portfolio [c]	4.4%	4.9%
Capital measures:
Capital Available [d]	32.5	30.7
Capital Required [e]	20.1	20.5
Capital Utilization Ratio [f]	62.0%	66.6%
_________
a    Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, such that it would cover at least 45% of the next three years’ estimated net cash requirements.
b    Debt to equity (leverage) ratio is defined as outstanding borrowings plus committed guarantees divided by total capital (comprised of paid-in capital, retained earnings and Accumulated other comprehensive loss). The definition of Debt-to-equity ratio (leverage ratio) was updated effective FY22 Q1 (the three-month period ended September 30, 2021) in line with the updates to IFC's capital adequacy framework. As a result, the debt-to-equity ratio as of June 30, 2022 is not directly comparable to prior years. The debt-to-equity ratio under the updated definition as of June 30, 2021 would have been 1.9. For additional information regarding IFC's new Economic Capital (EC) Framework, see Section I Executive Summary.
c    Total reserve against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed loan portfolio.
d    Capital Available: Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: Balance Sheet Capital less Designated Retained Earnings.
e    Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
f    Starting in the three months ended September 30, 2021 (FY22 Q1), IFC uses CUR, defined as (Capital Required divided by Capital Available), as a measurement of capital adequacy under IFC's updated capital adequacy framework. The CUR replaces the previous Deployable Strategic Capital (DSC) ratio. CUR and DSC ratio have a one-to-one mapping expressed as (CUR = 90% – DSC ratio). For additional information regarding IFC's new EC Framework, see Section I Executive Summary.
SECTION III: CLIENT SERVICES
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development and, as projects mature, assesses the quality of the development benefits realized.
IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries – principally infrastructure, manufacturing, agribusiness, services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk management and various mobilization products such as loan participations, parallel loans and the Managed Co-lending Portfolio Program (MCPP). Beginning in FY20 Q4, IFC provided financing under the COVID support package.
IFC’s investment project cycle can be divided into the following stages:
▪Business Development
▪Early Review
▪Appraisal
▪Investment Review
▪Negotiations
▪Public Disclosure
▪Board Review and Approval
▪Commitment
▪Disbursement of funds

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Management’s Discussion and Analysis

▪Project Supervision, and Development Outcome Tracking
▪Evaluation
▪Closing
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.
INVESTMENT PRODUCTS
Loans – IFC finances projects and companies through loans, typically for seven to twelve years. IFC also makes loans to intermediary banks, leasing companies, and other financial institutions for on-lending. IFC provides long-term local-currency solutions and helps companies access local capital markets through loans from IFC denominated in local currency, derivatives which allow clients to hedge existing or new foreign currency denominated liabilities back in to the client’s local currency, and structured finance which enable clients to borrow in local currency from other sources. While IFC’s loans have traditionally been denominated in the currencies of major industrial nations, IFC has made it a priority to structure local currency products based on client demand and on IFC’s ability to fund in local-currency and/or economically hedge loans in these currencies through the use of derivatives, principally currency and interest rate swaps and financial futures.
Loans generally have the following characteristics:
▪Term – typically amortizing with final maturities generally for seven to twelve years, although some loans have been made for tenors as short as one year and as long as 20 years
▪Currency – primarily in major convertible currencies, principally U.S. dollar, and to a lesser extent, Euro, but with a growing local-currency loan portfolio
▪Interest rate – typically variable (or fixed and swapped into variable)
▪Pricing – reflects such factors as market conditions and country and project risks
Equity Investments – Equity investments provide developmental support and long-term growth capital that private enterprises need. IFC invests directly in companies’ equity, and also through private-equity funds. IFC generally invests between 5 and 20 percent of a company’s equity. IFC’s equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC. Equity investments are usually denominated in the currency of the country in which the investment is made. IFC also uses put and call options, profit participation features, conversion features, warrants and other types of instruments in managing its equity investments.
Debt Securities – Investments typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g., asset-backed securities (ABS), mortgage-backed securities (MBS), and other collateralized debt obligations) and preferred shares that are mandatorily redeemable by the issuer or puttable to the issuer by IFC.
Trade and Supply Chain Finance – IFC’s Global Trade Finance Program (GTFP) guarantees trade-related payment obligations of approved financial institutions. Separately, the Global Trade Liquidity Program (GTLP) and Critical Commodities Finance Program (CCFP) provides liquidity, through risk sharing, for trade in developing countries. IFC also has a number of other Trade and Supply Chain Finance related programs, including Global Trade Supplier Finance (GTSF), Global Warehouse Finance Program, Working Capital Solutions and Global Structured Trade.
Local Currency Finance – Lending to the private sector in developing countries has traditionally been in the form of loans denominated in non-local currency such as the U.S. dollar or the Euro. But the volatility in currency markets represents a major risk for companies with revenues in local currency. IFC provides long-term local currency solutions and helps companies access local capital markets.
Guarantees and Partial Credit Guarantees – IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in U.S. dollar terms. A partial credit guarantee represents a promise of full and timely debt service payment up to a predetermined amount. Typically, the sum that IFC pays out under the guarantee covers creditors irrespective of the cause of default. The guarantee amount may vary over the life of the transaction based on the borrower’s expected cash flows and creditors’ concerns regarding the stability of cash flows. The guarantee is structured to reduce the probability of default of the debt instrument and increase the recovery if default occurs.
Portfolio Risk Sharing Facilities – A risk sharing facility allows a client to sell a portion of the risk associated with a pool of assets. The assets typically remain on the client’s balance sheet and the risk transfer comes from a partial guarantee provided by IFC.
Securitizations – IFC invests in domestic or cross-border securitizations and provides credit enhancement to transactions through funded or unfunded participations, mainly at the mezzanine level.

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Management’s Discussion and Analysis

Blended Finance – In addition to providing commercial financing for IFC’s own account, IFC uses a number of complementary tools to crowd in private sector financing that would otherwise not be available to projects with high development impact. IFC blends concessional funds, typically from development partners, alongside IFC’s own commercial funding.
COVID-19 Response Facilities – The IFC Fast Track COVID-19 Facility has five components totaling $8.4 billion.
In March 2020, IFC’s Board of Directors approved a Fast Track COVID-19 Facility (COVID Facility) in the amount of $8 billion, as part of a WBG crisis response package.
•$2 billion from the Real Sector Crisis Response Envelope, which will support existing clients in the infrastructure, manufacturing, agriculture and services industries. IFC will offer loans to companies in need, and if necessary, make equity investments. This instrument will also help companies in the healthcare sector that are seeing an increase in demand.
•$2 billion from the existing Global Trade Finance Program, which will allow financial institutions to provide trade financing to companies that import and export goods.
•$2 billion from the Working Capital Solutions Program, which will provide funding to emerging-market banks to extend credit to help businesses shore up their working capital and thereby maintain viable private sector firms.
•$2 billion from the Global Trade Liquidity Program, and the Critical Commodities Finance Program, both of which offer risk-sharing support to local banks so they can continue to finance viable companies in emerging markets.
In February 2021, the Board approved an extension of the COVID Facility dedicated to the Base of the Pyramid Program for $400 million, focused on supporting financial service providers in this sector. In March 2022, the Board approved the extension of both FTCF and BOP until June 2023, as well as an increase of up to $200 million for the BOP, making the total available $8.6 billion. The extension was grounded in the continued need for liquidity support in many of IFC’s markets and to ensure alignment with the evolving needs of the clients, more than two years after the initial COVID-19 outbreak. Beyond this response, IFC has been working with countries to restructure and promote a recovery that is sustainable, inclusive, and climate-smart. This means directly helping firms become more resilient — to survive, bounce back, and accelerate their post-crisis recovery to bring back jobs and livelihoods.

IDA-PSW – The IDA-PSW is a development finance tool to crowd-in more private sector investment where it is most needed. The $2.5 billion IDA-PSW was created under the IDA18 for IFC and MIGA to rebalance the risk-reward profile for private sector projects in the poorest countries eligible to borrow from IDA and Fragile and Conflict-Affected Situations (FCS). The IDA-PSW is implemented through four facilities:
•Risk Mitigation Facility: Involves both MIGA and IFC, this facility is designed to provide project-based guarantees to encourage/mobilize private sector investment in infrastructure projects and public-private partnerships.
•Local Currency Facility: Administered by IFC, this facility is designed to provide local currency denominated loans, investments or hedges to private sector clients who operate in markets where there are limited currency hedging capabilities. In the absence of currency hedging instruments and creditworthy counterparties, IDA would enter into swaps or indemnity agreement with IFC.
•Blended Finance Facility: Administered by IFC, this facility blends PSW financing support with IFC investments to support SMEs, agribusiness and other pioneering investments.
•MIGA Guarantee Facility: Administered by MIGA, this facility is designed to expand the coverage of MIGA Political Risk Insurance (PRI) products through shared first-loss or risk participation similar to reinsurance.
Client Risk Management Services – IFC extends long-maturity risk management products to clients in developing countries. IFC provides derivative products to its clients to allow them to hedge their interest rate, currency, or commodity-price exposures. IFC intermediates between clients in developing countries and derivatives market makers to provide such clients with access to risk management products to bridge the credit gap between its clients and the market.
Mobilization Products – IFC promotes development by mobilizing financing for the private sector in its developing member countries.
Loan Participations (B Loans): Through its B Loan Program, IFC offers participants the opportunity to lend to IFC-financed projects. These loans are a key part of IFC’s efforts to mobilize additional private sector financing in developing countries, thereby broadening the Corporation’s developmental impact. When an IFC loan includes financing from the market through the B Loan Program, IFC retains a portion of the loan for its own account (the A Loan), and sells participations in the remaining portion to participants (the B Loan). The borrower signs a single Loan Agreement with IFC, and IFC signs a Participation Agreement with the participant or participants. IFC is the sole contractual lender for the borrower. While IFC is the lender of record, the participants’ involvement is known to the borrower. The structure allows participants to fully benefit from IFC’s status as a multilateral development institution.
A Loan Participations: An A Loan Participation (ALP) is an exposure management tool which IFC uses to reduce its risk exposures to a client, country or sector. An ALP is created through the partial sale of an A Loan to commercial banks or other financial institutions and is governed by a Participation Agreement, much like the agreement used for B Loans. As in a B Loan, IFC remains the lender of record for the entire A Loan and an ALP participant shares all project risks with IFC and has the same benefits of a traditional B Loan participant.

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Management’s Discussion and Analysis

Parallel Loans: IFC acts as an arranger – and can also act as an administrative agent – by using its existing mobilization platform, deal‑structuring expertise and global presence to identify investments, perform due diligence, and negotiate loan documents in cooperation with parallel lenders.
MCPP: MCPP creates diversified portfolios of emerging market private sector loans. MCPP leverages IFC’s origination capacity and deep market knowledge to source opportunities for third party investors to co-lend alongside IFC. MCPP gives IFC the ability to provide larger financing packages than it could from its own account and increases the pool of financing available for achieving development goals. MCPP builds a loan portfolio for an investor that mirrors the portfolio IFC is creating for its own account. MCPP investors and IFC sign upfront administration agreements determining the makeup of the portfolio based on agreed eligibility. Investors pledge capital upfront and then as IFC identifies eligible deals, investor exposure is allocated alongside IFC’s own per the terms of the agreement.
Debt Securities Mobilization: IFC helps issuers access capital markets with advisory services and supports the issuance of debt securities for entities that seek to access global capital markets and reach new investors.
Distressed Asset Recovery Program: This program focuses on the acquisition and resolution of distressed assets, the refinancing, and roll-over risk of viable entities, and the restructuring of small- and medium-sized enterprises.
Mobilization by Decision: Mobilization activities not eligible for automatic recognition by the programs above may receive recognition by decision of the Corporate Risk Committee.
INVESTMENT PROGRAM
Commitments
Long-Term Finance Commitments comprise Own Account and Core Mobilization and totaled $23.2 billion in FY22, a decrease of $140 million or 1% from FY21. IFC's FY22 Long-Term Finance Own Account Commitments were $12.6 billion ($12.5 billion in FY21) and Core Mobilization was $10.6 billion ($10.8 billion in FY21). Short-Term Finance Commitments were $9.7 billion in FY22, as compared to $8.2 billion at FY21. Total program delivery (LTF and STF) was $32.8 billion in FY22 as compared to $31.5 billion in FY21.
In direct response to the COVID-19 pandemic, IFC committed $5.3 billion in FY22 including $1.6 billion under its Fast Track COVID-19 Facility in support of IFC’s existing clients. Outside of the facility, IFC committed an additional $3.7 billion in financing to support clients in response to COVID-19. In FY21 IFC committed $2.3 billion under the Fast Track COVID-19 Facility and additional $8.5 billion outside of the facility.
Committed portfolio (sum of (i) committed but undisbursed balance; and (ii) disbursed and outstanding balance) increased by $553 million from $62.5 billion at June 30, 2021 to $63.0 billion at June 30, 2022. The committed debt (including loan and loan-like instruments) portfolio increased by $513 million from $43.5 billion at June 30, 2021 to $44.0 billion at June 30, 2022, mainly due to new commitments in excess of repayments, prepayments, cancellations, and foreign exchange losses. The committed equity (including equity and equity-like instruments) portfolio decreased by $203 million from $14.0 billion at June 30, 2021 to $13.8 billion at June 30, 2022 reflecting sales in excess of new investment commitments in FY22. Committed guarantees and risk management portfolio increased by $243 million from $5.0 billion at June 30, 2021 and to $5.2 billion at June 30, 2022 due to new commitments in excess of cancellations and maturities.
Core Mobilization
Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the table below.

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Management’s Discussion and Analysis

Table 5: Long-Term Finance Commitments (Own Account and Core Mobilization) and Short-Term Finance

	For the year ended
(US$ in millions)	June 30, 2022	June 30, 2021
Total Long-Term Finance Commitments (Own Account and Core Mobilization)[a] and Short-Term Finance	$32,824	$31,500
Long-Term Finance Own Account Commitments
Loans	$10,190	$10,802
Equity Investments	1,622	1,157
Guarantees	719	475
Client Risk Management	38	40
Total Long-Term Finance Own Account Commitments	$12,569	$12,474
Core Mobilization
Syndication
Loan Participations	$1,754	$1,426
Parallel Loans	1,656	1,941
Managed Co-lending Portfolio Program	65	280
Total Syndication	$3,475	$3,647
AMC (see definitions in Table 8)
Asia Fund	$142	$159
FIG Fund	59	50
China-Mexico Fund	47	30
MENA Fund	—	6
Total AMC Mobilization	$248	$245
Advisory Mobilization (see definitions in Section III - Advisory Services)
Public Private Partnership	$3,534	$3,246
Corporate Finance Service Equity Mobilization	28	—
Total Advisory Mobilization	$3,562	$3,246
IFC Initiatives
Global Trade Liquidity Program, Critical Commodities Finance Program, Global Warehouse Finance Program and Global Structured Trade Finance Program	$2,041	$1,920
Debt Security Mobilization	1,140	1,367
Debt and Asset Recovery Program	130	281
Mobilization by Decision	—	125
Total IFC Initiatives	$3,311	$3,693
Total Core Mobilization	$10,596	$10,831
Total Short-Term Finance Commitments	$9,659	$8,195
___________
a    Debt security commitments are included in loans and equity investments based on their predominant characteristics.

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Management’s Discussion and Analysis

INVESTMENT DISBURSEMENTS
IFC disbursed $13.2 billion from its own account in FY22 ($11.4 billion in FY21): $10.1 billion of loans ($9.4 billion in FY21), $1.5 billion of equity investments ($894 million in FY21), and $1.6 billion of debt securities ($1.1 billion in FY21).
DISBURSED INVESTMENT PORTFOLIO
IFC’s total disbursed investment portfolio (a non-U.S. GAAP performance measure) was $45.1 billion at June 30, 2022 ($44.8 billion at June 30, 2021), comprising the disbursed loan portfolio of $27.7 billion ($27.1 billion at June 30, 2021), the disbursed equity portfolio of $10.5 billion ($10.9 billion at June 30, 2021), and the disbursed debt security portfolio of $6.9 billion ($6.8 billion at June 30, 2021).
IFC’s disbursed investment portfolio is diversified by industry sector and geographic region. The distribution of the disbursed investment portfolio by geographical region and industry sector as of June 30, 2022 and June 30, 2021 is shown below:
Figure 8: Disbursed Investment Portfolio Distribution by Region (US$ in millions)

Asia and Pacific
Latin America and the Caribbean, and Europe
Africa
Middle East, Central Asia and Türkiye
Other
—
4,000
8,000
12,000
16,000
FY22
FY21

Table 6: Disbursed Investment Portfolio Distribution by Industry Sector

	Disbursed Investments		As a % of Total
	For the year ended
(US$ in millions)	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Finance & Insurance	$18,564	$18,222	41%	41%
Collective Investment Vehicles	4,494	4,335	10%	10%
Electric Power	4,220	4,631	9%	10%
Chemicals	2,174	2,535	5%	5%
Transportation and Warehousing	1,934	1,992	4%	4%
Agriculture and Forestry	1,660	1,583	4%	4%
Construction and Real Estate	1,588	1,475	4%	3%
Wholesale and Retail Trade	1,544	1,661	3%	4%
Industrial & Consumer Products	1,256	1,059	3%	2%
Natural Resources	1,061	1,149	2%	3%
Others	6,619	6,127	15%	14%
Total	$45,114	$44,769	100%	100%

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Management’s Discussion and Analysis

The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserve against losses on loans and debt securities; (iii) unamortized deferred loan origination fees; (iv) less disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments.
The carrying value of IFC’s investment portfolio was $44.1 billion at June 30, 2022 ($45.0 billion at June 30, 2021), comprising the loan portfolio of $26.2 billion ($25.6 billion at June 30, 2021), the equity portfolio of $11.1 billion ($12.1 billion at June 30, 2021), and the debt security portfolio of $6.7 billion ($7.3 billion at June 30, 2021).
Loans
IFC’s disbursed loan portfolio totaled $27.7 billion at June 30, 2022 ($27.1 billion at June 30, 2021), an increased by $567 million or 2%. Loans comprised 62% of the disbursed investment portfolio as of June 30, 2022 (61% at June 30, 2021) and 59% of the carrying amount of the investment portfolio as of June 30, 2022 (57% at June 30, 2021).
The carrying amount of IFC’s loan portfolio (comprising the disbursed loan portfolio together with adjustments as detailed in Note D to IFC’s FY22 consolidated financial statements), increased by $579 million (2.3%) to $26.2 billion at June 30, 2022 ($25.6 billion at June 30, 2021) analyzed as follows:
Figure 9: Carrying Amount of Loan Portfolio (US$ in millions)
_________
*    Mainly represents loan transfers and conversions to equity investments.
The increase of the carrying value of the loan portfolio was primarily driven by disbursements exceeding repayments and prepayments by $1.4 billion, partially offset by foreign exchange losses of $635 million as IFC’s reporting currency, the U.S. dollar, appreciated against investment currencies, particularly the Euro, Turkish lira, and Indian rupee.
The weighted average contractual interest rate on loans at June 30, 2022 was 5.2%, up from 4.2% as of June 30, 2021.
Loans have been traditionally denominated in the currencies of major industrial nations, but IFC has an extensive portfolio of local currency products. IFC typically offers local currency products in other currencies where it can economically hedge the local currency loan cash flows back into U.S. dollars using swap markets or where it can fund itself in local bond markets. The outstanding local currency denominated loans were $4.2 billion as June 30, 2022, a $447 million decrease from June 30, 2021. The decrease was mainly due to lower disbursements of loans denominated in Brazilian real and Indian rupee compared with FY21. IFC has also made loans in a number of frontier market currencies such as Vietnamese dong, Tanzanian shilling, Kazakhstan tenge, Bangladeshi taka, Tunisian dinar and Sri Lankan rupee.
At June 30, 2022, 74% of IFC’s disbursed loan portfolio was U.S. dollar-denominated (73% at June 30, 2021).

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Management’s Discussion and Analysis

The currency composition of the disbursed loan portfolio at June 30, 2022 and June 30, 2021 is shown below:
Table 7: Currency Composition of the Disbursed Loan Portfolio

	Disbursed Loans		As a % of Total
	For the year ended
(US$ in millions)	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
U.S. dollar	$20,530	$19,719	74%	73%
Euro	2,612	2,268	9%	8%
Chinese renminbi	1,389	1,258	5%	5%
Brazilian real	548	755	2%	3%
Indonesian rupiah	537	545	2%	2%
Colombian peso	374	367	1%	1%
Indian rupee	362	609	1%	2%
Mexican peso	324	371	1%	1%
South African rand	260	346	1%	1%
Philippine peso	89	133	1%	1%
Others	674	761	3%	3%
Total	$27,699	$27,132	100%	100%
Equity Investments
IFC’s disbursed equity portfolio totaled $10.5 billion at June 30, 2022 ($10.9 billion at June 30, 2021), a decrease of $315 million or 3%. Equity investments accounted for 23% of IFC’s disbursed investment portfolio at June 30, 2022, compared with 24% at June 30, 2021 and 25% of the carrying amount of the investment portfolio at June 30, 2022 (27% at June 30, 2021).
The carrying amount of IFC’s equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC’s FY22 consolidated financial statements), declined by $890 million (7.4%) to $11.1 billion at June 30, 2022 ($12.0 billion at June 30, 2021), analyzed as follows:
Figure 10: Carrying Amount of Equity Investment Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from loans and debt securities to equity investments.

The decrease in the carrying amount of equity investment portfolio was primarily driven by net divestments of $424 million, and a decrease in valuations of $575 million, primarily due to reclassifying gains from unrealized to realized upon sales.

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Management’s Discussion and Analysis

Debt Securities
IFC’s disbursed debt security portfolio totaled $6.9 billion at June 30, 2022 ($6.8 billion at June 30, 2021), an increase of $93 million or 1%. Debt securities accounted for 15% of IFC’s disbursed investment portfolio at June 30, 2022 (15% at June 30, 2021) and 15% of the carrying amount of the investment portfolio at June 30, 2022 (16% at June 30, 2021).
The carrying amount of IFC’s debt security portfolio (comprising the disbursed debt security portfolio, together with adjustments as detailed in Note D to IFC’s FY22 consolidated financial statements), decreased by $587 million (8.0%) to $6.7 billion at June 30, 2022 ($7.3 billion at June 30, 2021), analyzed as follows:
Figure 11: Carrying Amount of Debt Security Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from debt securities to equity investments.
The decrease in the carrying value of the debt security portfolio included the following movements: (1) The decrease in valuation included a reversal of unrealized gains on debt securities of $197 million when a security was reclassified from debt security to equity investment in FY22, and also reflected the widening of the Credit Default Swap (CDS) spreads in FY22; (2) Purchases of debt securities in FY22 exceeded redemptions and prepayments by $610 million and (3) Foreign exchange losses were $454 million as IFC’s reporting currency, the U.S. dollar, appreciated against investment currencies, particularly the Turkish lira, Indian rupee and Euro. Foreign exchange losses are largely offset by foreign exchange gains from associated derivatives (principally currency swaps).
Additional information on IFC’s investment portfolio as of and for the years ended June 30, 2022 and June 30, 2021, can be found in Notes B, D, E, F, G, H, P, R and T to IFC’s FY22 consolidated financial statements.
Guarantees and Partial Credit Guarantees
IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as non-commercial risks. IFC provides local currency guarantees, but when a guarantee is called, the client is generally obligated to reimburse IFC in U.S. dollars terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $4.2 billion were outstanding (i.e., not called) at June 30, 2022 ($3.6 billion at June 30, 2021).

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Management’s Discussion and Analysis

INVESTMENT PORTFOLIO MANAGEMENT
At the core of IFC’s approach to portfolio management is the aim to build and proactively manage a portfolio that produces strong financial results and development impact. IFC achieves this through a combination of strong presence on the ground and deep sector expertise, that enables IFC to stay close to its clients and markets, monitor trends and anticipate impacts of external factors.
Active portfolio management depends on timely and accurate information to drive business decisions. In order to provide continued corporate oversight to IFC’s portfolio, the Operations Committee regularly reviews the investment portfolio, assessing broad trends as well as the performance of select projects. This review is complemented by monthly in-depth discussions about IFC’s key sector and country exposures, along with those of strategic importance to the Corporation. Additionally, quarterly reviews of IFC’s portfolio results are presented to the Board, along with an in-depth analysis at the end of each fiscal year. IFC's investment and portfolio teams, largely based in field offices, complement global reviews with asset-by-asset quarterly assessments for investments.
At the corporate level, IFC combines portfolio analysis with sector and local expertise along with project knowledge and projections of global macroeconomic and market trends to inform decisions about future investments. IFC also regularly conducts stress tests to assess the performance of the portfolio against possible macroeconomic developments, and to identify and address risks. This has been especially important recently, given that the war in Ukraine is worsening an already fragile global market, exacerbating the lingering impact of COVID-19 on IFC’s clients, and the macroeconomic and political dislocations seen in select countries, as discussed in Section I. Executive Summary — The war in Ukraine. Separate stress testings were completed for portfolios in countries with significant dislocations and for the overall portfolio taking into consideration recent macro outlook and spillover effects from the war.
At the project level, IFC’s multidisciplinary teams, including investment and sector specialists with deep industry expertise, closely monitor investment performance and compliance with investment agreements. IFC does this through site visits to evaluate project implementation, and through active engagement with sponsors and government officials, where relevant, to identify potential problems early on and formulate appropriate solutions. IFC also monitors clients’ environmental and social performance in a risk-based manner and measures financial performance and development results. With the advent of COVID-19, IFC has developed a set of guidelines to facilitate staff ongoing engagement with clients and other stakeholders through virtual interactions, while maintaining face to face engagements when the situation allows.
IFC assesses its equity portfolio constantly and proactively to identify assets ready for divestments where IFC’s development role has been completed. This rebalancing of the equity portfolio is the result of an analysis that takes into account market conditions, opportunities, expected returns, and risks, and is adjusted periodically as required. To improve its governance structure, IFC has appointed Global Equity Heads, who focus on strategic business development, central oversight and management of IFC’s larger and more complex equity positions throughout the investment lifecycle.
For projects in financial distress, IFC’s Special Operations Department determines the appropriate remedial actions. It seeks to keep the project operational to achieve the intended development impact and negotiates agreements with creditors and shareholders to share the burden of restructuring. Investors and other partners participating in IFC’s operations are kept regularly informed, and IFC consults or seeks their consent as appropriate.
IFC continues to invest in information-technology systems to better support the management of its portfolio, and continuously enhance its governance, through the Operations Management Department, which works closely together with stakeholders both in the global industry and regional departments.
MCPP
As of June 30, 2022, eleven global investors have pledged $10 billion to MCPP, with certain programs investing across all sectors and others focused on infrastructure or financial institutions exclusively. Investors have also approved funding for 218 projects totaling $7.7 billion across 57 countries as of June 30, 2022, of which $6.9 billion has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
As of June 30, 2022, $2.9 billion of instruments under the IDA-PSW had been approved, of which $2.1 billion related to IFC. Refer to Note X to the FY22 consolidated financial statements for transaction details.

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Management’s Discussion and Analysis

AMC
AMC, a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).
Cumulatively through June 30, 2022, AMC raised total funds of $10.1 billion ($10.1 billion at June 30, 2021).
The Funds managed by AMC and their activities as of and for the years ended June 30, 2022 and 2021 are summarized as follows:
Table 8: Funds Managed by AMC

	Through June 30, 2022				For the year ended June 30, 2022
	Total funds raised since inception			Cumulative investment commitments [a]	Investment commitments made by Fund [b]	Investment disbursements made by Fund
(US$ in millions)	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$347	$90	$138
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	559	187	197
Investment Period Total	1,198	300	898	906	277	335

Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,214	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	864	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	363	—	7
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) [c]	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	117
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	82	4	13
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	362	47	47
Post Investment Period Total	8,125	1,715	6,410	6,295	51	184

Liquidated Funds
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)	550	250	300	82	—	—
Liquidated Funds Total	732	250	482	212	—	—
Grand Total	$10,055	$2,265	$7,790	$7,413	$328	$519
_________
a    Net of commitment cancellations.
b    Excludes commitment cancellations from prior periods.
c    Includes co-investment fund managed by AMC on behalf of Fund LPs.

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Management’s Discussion and Analysis

	Through June 30, 2021				For the year ended June 30, 2021
	Total funds raised since inception			Cumulative investment commitments [a]	Investment commitments made by Fund [b]	Investment disbursements made by Fund
(US$ in millions)	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$259	$81	$45
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	78	12	7
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	374	203	127
Investment Period Total	1,360	360	1,000	711	296	179

Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,214	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	2
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	363	—	24
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) C	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	112
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	350	30	17
Post Investment Period Total	7,963	1,655	6,308	6,213	30	155

Liquidated Funds
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)	550	250	300	82	—	—
Liquidated Funds Total	732	250	482	212	—	—
Grand Total	$10,055	$2,265	$7,790	$7,136	$326	$334
_________
a    Net of commitment cancellations.
b    Excludes commitment cancellations from prior periods.
c    Includes co-investment fund managed by AMC on behalf of Fund LPs.

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Management’s Discussion and Analysis

ADVISORY SERVICES
Providing advice is a critical part of IFC’s 3.0 strategy to create markets and mobilize private capital. Through IFC’s advisory programs, IFC works with clients — including companies, financial institutions, industries, and governments — to transform ideas into increased private sector investment, green growth, inclusive job creation, and bankable projects. IFC helps to establish the necessary conditions that will attract capital and sustainable investments and mobilize private capital through its Public-Private Partnership (PPP) transaction advisory work, which enables the private sector to grow. IFC works with IFC’s investment clients to improve their operations and enhance development impact on local supply chains and communities.
IFC’s advisory work is informed by the joint IFC and World Bank Country Private Sector Diagnostics; the WBG’s multi-year Country Partnership Frameworks; and IFC’s Country Strategies and Sector Deep Dives.
Through IFC Advisory Services:
•IFC helps companies attract and retain private investors and partners, enter new markets, and increase their impact. IFC provides tailored market insights as well as technical advice on how to improve companies’ operational performance and sustainability.
•IFC helps industries adopt good practices and standards to increase competitiveness, productivity, and sustainability to weather the impacts of COVID-19.
•IFC helps governments structure public-private partnerships to improve people’s access to high-quality infrastructure and basic services. IFC also advises on improving the business environment through reforms that promote investment, spur growth, and create jobs — while providing support for the implementation of these reforms.
•IFC continues to address increasingly complex development challenges and is enhancing its Creating Markets strategy by undertaking both advisory and investment activities with an intent to develop a pipeline of bankable projects (such activities together called Upstream activities)5. IFC works in collaboration with the World Bank to provide Upstream policy advice and develop activities that help create markets and support future transactions in multiple industries, especially in IDA eligible countries and FCS.
•IFC works with global experts to generate ideas and analyses to address the most urgent challenges in private sector development. IFC fosters peer-to-peer learning at a global scale through its networks convening policymakers and influencers, which IFC effectively leveraged to help support its clients during the pandemic.
Particularly in the poorest and conflict-affected areas of the world, IFC works with clients to improve their environmental, social, and governance practices, including those related to gender. IFC helps developing economies realize the economic potential of clean energy and green building. IFC helps lagging private sectors transform into the digital age. IFC helps potential investment clients improve their operational performance and management practices to attract the financing they need.
How IFC works with Companies
Agribusiness: IFC helps companies improve productivity and sustainability by focusing on operational efficiency, food safety and standards, adoption of technology to the agribusiness value chain, good soil and water management, and professionalizing smallholder farmer supply chains while applying climate-smart and gender-smart practices.
Health: IFC supports healthcare providers in improving the quality of healthcare outcomes through deploying the new IFC IQ-Healthcare assessment tool and accompanying Advisory Services. IFC also runs a community of practice to support Women’s Leadership in Healthcare, focusing on the unique challenges to women leaders in the sector.
Education: Through IFC’s new initiative, Vitae, IFC supports higher education institutions in improving employability outcomes for their graduates, thereby minimizing the skills gap for the changing job realities of the 21st century.
Manufacturing: IFC works with its clients in the manufacturing sector to develop and finance their decarbonization strategies, as well as improve the productivity of their direct operations and supply chains. This includes bringing a gender-smart lens to companies’ employment challenges and supporting the deployment of supply chain finance tied to improved sustainability performance.
Tourism: IFC helps businesses modernize their tourism offerings and maximize the potential of their natural and cultural assets. Tourism has been one of the hardest-hit sectors during COVID-19. IFC works with clients to assess the impact and devise strategies to restore their tourism sectors as quickly as possible.
Global Infrastructure: IFC supports private and sub-sovereign public sector clients to become attractive destinations for infrastructure investments and helps close the infrastructure gaps. IFC works with subnational governments to strengthen institutions and regulations; improve critical infrastructure and environmental sustainability; foster skills and innovation; expand access to finance; build capacity to manage tax and royalty payments to improve community welfare and local content. IFC also works closely with private sector clients to acquire a social license to operate in tough environments by increasing benefits to local communities; mitigating social risks; and addressing obstacles to gender equality and inclusion in the workplace, across the supply chain.
5 Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. In FY22, IFC incurred $143 million of administrative expenses associated with upstream activities, with $70 million reported in the Investment Services segment and $73 million in the Advisory Services segment.

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Management’s Discussion and Analysis

Corporate Finance Services: IFC supports clients to identify and enter new markets and structure entry strategies. IFC helps companies attract international investors, bring in new skills, expertise, and capital. IFC supports the structuring of complex projects and offers advice on the design and execution of partnerships, joint ventures, and acquisitions.
Green Buildings: IFC offers tools and training to help companies construct buildings that use energy, water, and materials more efficiently. IFC also helps governments establish related policy frameworks and works with banks to launch green-finance products.
Small and Medium Enterprises (SMEs): IFC helps SMEs strengthen their skills and performance, improving their ability to participate in the supply and distribution networks of larger firms. IFC advises companies and governments on how to improve working conditions and boost the competitiveness of the textile sector’s supply chain.
Gender Equality and Economic Inclusion: IFC works with companies to enhance the recruitment, retention, and promotion of women and other underserved groups. IFC also helps companies increase women’s access to financial services, technology, information, and markets.
Environment, Social & Governance (ESG): IFC provides integrated ESG advice to help companies improve access to capital, achieve long-term success, and implement crisis management and pandemic response, by adopting corporate governance structures, in line with the IFC Corporate Governance Methodology, as well as environmental and social risk management systems in line with the IFC Performance Standards. IFC’s guidance addresses holistically the management of potential or actual changes to the environment, including pollution, biodiversity impacts, carbon emissions, climate change, natural resource use; potential or actual changes on surrounding community and workers, including the incidence of gender-based violence; and improving governance structures and processes, such as board functioning, gender diversity in corporate leadership, ethical conduct, controls, disclosure, and transparency. IFC builds the capacity of industry associations and service providers to influence ESG practices market wide.
Disruptive Technologies: IFC works across the entrepreneurial and venture capital ecosystem supporting accelerators, seeds funds and new fund managers in frontier geographies, connects high-impact proven tech solutions globally with corporate customers to de-risk tech adoption, increases capital flow to women entrepreneurs and promotes adoption of digital training platforms for improving digital skills for employment.
How IFC works with Financial Intermediaries and Funds
Financial Institutions: IFC helps clients strengthen risk management and diversify product offerings to key priority areas such as SME finance, gender, housing finance, and renewable energy. Through knowledge sharing of best SME-banking practices and solutions, IFC helps build financial institutions’ capacity to expand access to credit; expand their financial and non-financial services, including to women-led/owned businesses; supports sustainable supply chains; and catalyzes investment opportunities in emerging and developing market economies. IFC supports financial institutions to define and implement their digitization strategy roadmaps and accelerate their digital transformation.
Fund Managers: IFC helps develop the private equity industry in frontier markets and provides non-investment-related advice to fund managers. IFC helps increase ESG investment into emerging markets by providing asset managers with ESG data and artificial intelligence-powered analytics.
How IFC works with Governments
Public-Private Partnerships: IFC helps governments design and implement PPPs that are tailored to local needs, helps solve infrastructure bottlenecks, and achieves national development goals by mobilizing private technical and managerial expertise and capital.
Financial Sector: IFC works with governments and the private sector to promote universal access to finance, build resilient, transparent, and smooth-functioning financial systems and capital markets. This includes supporting governments to establish the key building blocks, both regulations and institutions, to increase access to finance, such as credit information, use of moveable assets to secure lending, and debt resolution. IFC works closely with the World Bank and leverage its expertise alongside IFC investment resources to jointly develop local capital markets in selected focus countries.
ESG Landscape Initiative: IFC helps governments, private companies, and stakeholders, assess, and mitigate risks and cumulative impacts at a multi-project level, across specific geographic areas (landscapes). Landscape initiatives enable governments to consider E&S impacts in broader sectoral planning, achieve significant efficiencies with companies implementing joint assessments and management strategies and address environmental and social bottlenecks upstream of investment and project development.
Enabling Investment Climate: IFC helps improve the business environment through economy-wide and increasingly more sector-specific reforms that address regulatory barriers and promote investment, spur growth through increased competitiveness and access to markets, and create jobs. This work is increasingly an entry point for IFC’s upstream agenda. IFC works closely with the World Bank to leverage their expertise for private sector development.
Cities Initiative: IFC helps local governments, municipalities, and provinces prioritize and develop sustainable, resilient infrastructure services for their citizens.

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Management’s Discussion and Analysis

As of June 30, 2022, the IFC Advisory Services portfolio totaled $1.4 billion ($1.4 billion at June 30, 2021). FY22 program expenditures were $251 million ($244 million in FY21) with a strong focus on IFC's strategic priority areas — IDA eligible countries at 51%, fragile and conflict-affected situations at 21%, and climate change at 25%, (compared to 54%, 21% and 24% respectively in FY21).
Table 9: IFC Advisory Services – Program Expenditures a by Region b

	For the year ended
	June 30, 2022		June 30, 2021
IFC Advisory Services Program Expenditures by Region	US$ in millions	%	US$ in millions	%
Africa	$99	39	$92	37
World	31	13	27	11
East Asia and Pacific	29	12	34	14
Latin America and the Caribbean	26	10	24	10
Europe	20	8	22	9
South Asia	20	8	17	7
Middle East	15	6	17	7
Central Asia and Türkiye	11	4	11	5
Total Program Expenditures	$251	100	$244	100

Table 10: IFC Advisory Services – Program Expenditures by Business Area

	For the year ended
	June 30, 2022		June 30, 2021
IFC Advisory Services Program Expenditures by Business Area	US$ in millions	%	US$ in millions	%
Financial Institutions	$62	25	$57	23
Regional Advisory	52	21	59	24
Manufacturing Agribusiness & Services	44	18	37	15
Transaction Advisory	35	14	36	15
Infrastructure & Natural Resources	23	9	21	9
Environment Social & Governance	13	5	14	6
Disruptive Technologies & Funds	6	2	5	2
Other Advisory	16	6	15	6
Total Program Expenditures	$251	100	$244	100
__________
a    The program expenditure presented herein is based on the Operational reporting methodology, which includes all project expenditures associated with an Advisory project.
b    Geographical regions used herein the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.

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Management’s Discussion and Analysis

SECTION IV: LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and Liquid Asset Investment Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (Funded Liquidity Portfolio) and capital (Net Worth Funded Portfolio). Liquid assets are managed in several sub-portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid asset portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
FUNDED LIQUIDITY PORTFOLIO
IFC's primary funding source for liquid assets is market borrowings. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally by IFC against money market benchmarks in the Funded Liquidity Portfolio. Refer to Section V. Funding Resources for additional details on borrowings.
NET WORTH FUNDED PORTFOLIO
The second funding source of liquid assets is the portion of IFC’s net worth not invested in equity and equity-like investments. These funds comprise the Net Worth Funded Portfolio which is managed internally by IFC against a U.S. Treasury benchmark.
IFC’s liquid assets are accounted for as trading portfolios. The NAV of the liquid asset portfolio was $41.7 billion at June 30, 2022, unchanged from June 30, 2021, comprised of the Funded Liquidity Portfolio of $25.1 billion and Net Worth Funded Portfolio of $16.6 billion ($26.9 billion and $14.8 billion respectively at June 30, 2021). The increase of $1.8 billion in the Net Worth Funded Portfolio was due to net sales of equity and equity-like investments and capital contributions from shareholders. The decline of $1.8 billion in Funded Liquidity Portfolio was a result of net borrowing issuance being less than net loan disbursements to clients.
SECTION V: FUNDING RESOURCES
IFC’s funding resources (comprising borrowings, paid-in capital and retained earnings) as of June 30, 2022 and June 30, 2021 are as follows:
Figure 12: IFC's Funding Resources (US$ in millions)

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Management’s Discussion and Analysis

BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
Substantially all borrowings are carried at fair value under the Fair Value Option. The change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the consolidated statements of operations. Changes in the net fair value of IFC’s borrowings from market, IDA, and associated derivatives, include the impact of changes in IFC’s own credit spread when measured against reference rate. IFC’s policy is to generally match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously.
The outstanding borrowings (including fair value adjustments) on IFC's consolidated balance sheets was $48.3 billion at June 30, 2022, down from $55.7 billion at June 30, 2021. This was mainly due to fair value gains of $4.1 billion due to lower valuations that resulted from higher interest rates, and foreign exchange gains of $3.2 billion (offset by foreign exchange losses of $3.2 billion on associated derivatives), shown below:
Figure 13: Borrowings Portfolio (US$ in millions)
IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives and including discount notes with maturities greater than three months of $4.8 billion in FY22 ($5.2 billion in FY21)) totaled $14.1 billion during FY22 ($18.2 billion in FY21). This slower pace reflected IFC's current liquidity position and the market backdrop of increased volatility and widening spreads. In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhanced the liquidity of IFC’s borrowings. During FY22, IFC repurchased and retired $628 million of outstanding debt ($1.1 billion in FY21), including debt called and bought back, generating gains on buybacks (from fees and capital gains) of $4 million in FY22 ($3 million in FY21). IFC uses its borrowings as a tool to promote capital markets development in emerging and frontier markets and this can result in raising local currency funds. Market borrowings are generally swapped into floating-rate obligations denominated in U.S. dollars. Borrowings from market sources at June 30, 2022 with no associated interest rate or currency swap amounted to 2% of the total borrowings from market sources (3% at June 30, 2021). As of June 30, 2022, $1.2 billion of such non-U.S. dollar denominated market borrowings were outstanding ($1.6 billion as of June 30, 2021). As of June 30, 2022, they were denominated in Bangladeshi taka, Costa Rican colon, Dominican peso, Georgian lari, Indonesian rupiah, Indian rupee, Kazakhstan tenge, Philippine peso, New Romanian lei, Srilankan rupee, Turkish lira and Ukrainian hryvnia.
IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. In FY22, IFC borrowed in 27 currencies and in final maturities ranging from 3 months to 40 years. Borrowings outstanding have a weighted average remaining contractual maturity of 5.6 years at June 30, 2022 (5.8 years at June 30, 2021). Actual maturities may differ from contractual maturities due to the existence of call features in certain of IFC’s borrowings.
As of June 30, 2022, IFC had gross payables from borrowing-related currency swaps of $30.9 billion ($29.3 billion at June 30, 2021) and from borrowing-related interest rate swaps in the notional principal payable amount of $21.3 billion ($23.0 billion at June 30, 2021). After the effect of these derivative instruments is taken into consideration, 98% of IFC’s market borrowings at June 30, 2022 were variable rate U.S. dollar-denominated (97% at June 30, 2021). The weighted average cost of outstanding market borrowings after currency and interest rate swap transactions was 1.3% at June 30, 2022 (0.4% at June 30, 2021). The increase in cost of borrowings compared to the prior year was due to rising interest rates.

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Management’s Discussion and Analysis

IFC has short-term discount note programs in U.S. dollar and Chinese renminbi to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. The weighted average cost of discount note borrowing was 0.2% in FY21 and FY22. During FY22, IFC issued $7.5 billion of discount notes ($5.2 billion in FY21) and $2.3 billion were outstanding as of June 30, 2022 under the short-term discount note programs ($2.6 billion as of June 30, 2021).
CAPITAL AND RETAINED EARNINGS
Table 11: IFC's Capital

	As of the year ended
(US$ in millions)	June 30, 2022	June 30, 2021
Capital
Authorized capital	$25,080	$25,080
Subscribed capital	23,611	22,806
Less: unpaid portion of subscriptions	(1,862)	(2,046)
Paid-in capital	21,749	20,760
Accumulated other comprehensive loss	(82)	(1,118)
Retained earnings	11,138	11,602
Total Capital	$32,805	$31,244
At June 30, 2022 and June 30, 2021, retained earnings comprised the following:
Table 12: IFC's Retained Earnings

	As of the year ended
(US$ in millions)	June 30, 2022	June 30, 2021
Undesignated Retained Earnings	$10,840	$11,395
Designated Retained Earnings:
Creating Markets Advisory Window	207	151
Funding Mechanism for Technical Assistance and Advisory Services	78	42
Small and Medium Enterprise (SME) Ventures	13	14
Total Designated Retained Earnings	$298	$207
Total Retained Earnings	$11,138	$11,602
Following the Spring Meetings in April 2018, a financing package, comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a GCI and a SCI that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors. The authorized capital stock at June 30, 2022 is 25,079,991 shares of $1,000 par value each (unchanged from June 30, 2021).
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020. $17 billion of retained earnings were converted into paid-in-capital in April 2020, and the capital subscription process was formally launched on April 22, 2020. As of June 30, 2022, 79 countries have subscribed a total of $4.0 billion (GCI – $3.5 billion and SCI – $576 million) and payment of $2.2 billion (GCI – $1.8 billion and SCI – $408 million) was received from 66 countries.
Brunei Darussalam became the 186th member of IFC following the completion of the formal requirements for membership in FY22 Q2 (the three-month period ended December 31, 2021) with a subscription of $2.5 million.
Designations of Retained Earnings
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.
IFC uses a sliding-scale formula and the methodology for calculating the incremental rate of designation. The approach approved by IFC’s Board of Directors establishes a threshold that no designations of any kind can take place if IFC’s CUR is above 88%, and establishes a framework for prioritizing future designations to FMTAAS and for transfers to IDA based on IFC’s CUR and a cushion for FMTAAS. IFC has also created the Creating Markets Advisory Window (CMAW) in FY18 to focus on market creation in eligible IDA countries and FCS.

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Management’s Discussion and Analysis

FY21 Designations
Income available for designations in FY21 (a non-U.S. GAAP measure) totaled $1,066 million, calculated as net income excluding unrealized gains and losses on investments and borrowings and grants to IDA. Based on the Board-approved distribution policy outlined above, the maximum amount available for designation was $161 million. On August 5, 2021, the Board of Directors approved a designation of $89 million of IFC’s retained earnings for CMAW and a designation of $72 million of IFC's retained earnings for FMTAAS. These designations were approved by the Board of Governors on October 14, 2021.
FY22 Designations
Income available for designations in FY22 (a non-U.S. GAAP measure) totaled $382 million, calculated as net income excluding unrealized gains and losses on investments and borrowings and grants to IDA. Based on the Board-approved distribution policy outlined above, the maximum amount available for designation was $6 million. On August 4, 2022, the Board of Directors approved the entire designation of $6 million of IFC’s retained earnings for Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). This designation is expected to be approved by the Board of Governors and concluded in FY23.
SECTION VI: RISK MANAGEMENT
ENTERPRISE RISK MANAGEMENT
IFC provides investments and advisory services to the private sector in emerging markets and is therefore exposed to a range of potential financial and non-financial impacts. Active monitoring and sound management of evolving risks remain critical pillars in terms of fulfilling IFC’s mission.
IFC’s enterprise risk management framework (ERM) is designed to enable the prudent management of potential financial and reputational impacts that originate from the Corporation’s business activities. In this context, IFC’s risk management efforts are designed specifically to help align the Corporation’s performance with its strategic direction. In FY22, IFC updated its ERM framework to reflect IFC’s current risk profile and emerging risks. The framework defines:
▪Key risk management objectives for managing risks.
▪A standard classification of roles and responsibilities for risk management, to differentiate and thereby clarify how different parts of the Corporation contribute towards the overall management of risk through a well-defined risk governance mechanism.
▪A risk appetite component to ascertain the level and type of risk that IFC is able and willing to assume in its exposure and business activities.
▪An updated risk taxonomy for categorizing risks across the organization, to help ensure that risk management efforts are coordinated and aligned across the distinct parts of the organization that share responsibility for managing different aspects of risk.
▪Cross-cutting risk management principles to ensure that business decisions are based on a thorough understanding of risks and that risks and rewards are balanced appropriately. Another principle is that IFC will be selective in undertaking activities that could cause significant adverse reputational impact.
IFC’s risk culture is central to all aspects of IFC’s risk management efforts. One of the key objectives of the framework is to embed a strong risk culture in the Corporation while ascertaining those tools and capabilities are in place to facilitate risk management and decision-making at different levels of the organization.

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Management’s Discussion and Analysis

Figure 14: IFC’s Enterprise Risk Management Framework

RISK MANAGEMENT PRINCIPLES
RISK MANAGEMENT OBJECTIVES
Development Impact, Financial Sustainability, Safeguarding Reputation
RISK GOVERNANCE
RISK APPETITE
RISK CATEGORIZATION

Key Risk Management Objectives
IFC has defined three explicit Risk Management Objective Statements at the corporate level which are derived from IFC’s purpose, business scope, strategic objectives, and the risks that it faces.
▪Development Impact – IFC will maximize developmental impact by focusing on the World Bank Group’s twin goals of addressing extreme poverty and boosting shared prosperity, while maintaining financial sustainability and safeguarding its brand.
▪Financial Sustainability – IFC will generate and maintain sufficient financial resources, conduct its business and manage risk consistent with standards implied by a triple-A rating.
▪Safeguarding Reputation – In determining what engagements and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is in balance with the potential development impact.

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Management’s Discussion and Analysis

Risk Governance Structure
Figure 15: IFC’s Risk Governance a

GOVERNING BODIES
Board, Management Team and Independent Oversight Bodies b
Accountability to stakeholders for organizational oversight
Governing body roles: integrity, leadership, and transparency
STAFF
INTERNAL AUDIT
Independent assurance
First line roles: own risk and responsible for identifying, recording, reporting and managing risks
Second line roles: Provide oversight and challenge of risk management
Third line roles: Independent and objective assurance
EXTERNAL ASSURANCE PROVIDERS
KEY:
Accountability, reporting
Delegation, Direction, Oversight
Alignment, collaboration

__________
a    Adapted based on the Institute of Internal Auditors three lines model.
b    Oversight Bodies include the Integrity Vice Presidency (INT), the Independent Evaluation Group (IEG), the Compliance Advisor/Ombudsman (CAO) and the Ethics and Business Conduct (EBC) Department along with the Internal Audit which is listed separately in the picture above due to its role in providing independent oversight of IFC’s risk management practices.
IFC’s Enterprise Risk Management follows the shared-responsibility principle, and IFC’s risk governance structure is built on the “three lines model” as defined below:
▪1st Line – All staff engaged in the business origination, revenue generating and client facing areas of IFC and all associated support functions including Investment, Advisory and Treasury staff which are not risk, control or compliance monitoring functions.
▪2nd Line – Staff in risk, controllers, legal, compliance and communication functions independent of the first line provides oversight and challenge over financial and operational risk activities.
▪3rd Line – Internal Audit provides independent oversight.
From an organizational standpoint, three distinct groups govern the risks that IFC undertakes during its day-to-day business activities:
▪Independent Oversight Bodies:
▪The WBG Internal Audit Vice Presidency provides independent oversight of IFC’s risk management practices.
▪The Integrity Vice Presidency investigates allegations of fraud, corruption, and staff misconduct in IFC’s operations and in WBG-financed operations impacting IFC.
▪The Independent Evaluation Group assesses the relevance, efficacy and efficiency of IFC’s operational programs and activities (and their contributions to development effectiveness).
▪The Compliance Advisor/Ombudsman serves as an independent recourse mechanism for stakeholders in projects supported by IFC.

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Management’s Discussion and Analysis

•The Ethics and Business Conduct Department promotes the development and application of the highest ethical standards by WBG staff in the performance of their duties and among other areas, focuses on addressing misconduct by reviewing concerns, recommending actions, and facilitating resolutions.
▪The Board: IFC’s Articles of Agreement outline the composition, roles and responsibilities of IFC’s senior governance body, its Board of Directors. The Audit Committee of the Board of Directors plays a key role in overseeing risk management at IFC.
▪Management Team: Under the direction of its Managing Director (MD), IFC’s Management Team (MT) is responsible for the Corporation’s day-to-day operations including the management of existing and potential risks. The MT carries out its responsibilities through three Management Committees:
▪The Operations Committee (OC), which is a decision-making body to review new projects (investment or advisory) that meet certain risk criteria including certain economic capital thresholds, nominal investment amounts, credit ratings and/or complex E&S and/or integrity issues. The OC does not set policy recommendations or directives but can approve exceptions to IFC’s operational directives as appropriate, for individual projects (unless otherwise specified in that directive).
▪The OC also oversees corporate portfolio performance, valuations and asset allocation. The OC also reviews and approves expansions within existing mobilization platforms and any new platforms or initiatives to mobilize funds from third party investors.
▪The Corporate Risk Committee (CRC), which is primarily responsible for overseeing risks to IFC (including in relation to Shared Services6). The CRC is supported by the Treasury Sub-Committee, which reviews and makes recommendations to CRC regarding certain risks that arise within the Treasury business; acts, under delegated authority from CRC, as approval authority for Treasury-related initiatives and new Treasury products; and vets proposals from the Treasury or Risk and Finance VPUs for changes in policies and procedures that impact the Treasury business.
▪The Blended Finance and Donor Funds Committee (BFC), which is primarily responsible for the terms, proper allocation and utilization of donor funds, IFC’s blended finance facilities, IDA/PSW funds at Concept and IRM stage and allocation and utilization of grants at or above US$ 1 million. The BFC also reviews and approves public sector/government-facing advisory projects that meet certain criteria.
The MT is also supported by the Information and Technology Steering Group (ITSG), a largely deliberative body which formulates proposals, develops new ideas, considers refinements, promotes coordination, and makes recommendations regarding IFC’s IT strategy, investment plans and work programs for approval by the MT.
MT has delegated to the above Committees the authority to make certain decisions and to grant permitted exceptions to Directives and other instruments. Figure 16 below depicts IFC’s management decision-making governance structure:
6 IFC has service level agreements (SLAs) with IBRD in place for about 20+ shared services. The scope of these services includes HR services, information technology services, accounting services, procurement services, global telecom and client services, knowledge and information services, liability & insurance programs and other specialized support services. These SLAs provide risk management for common risks faced by WBG such as physical safety of staff and information security to ensure cyber resilience. Each SLA has a distinct governance process of its own with representation by both IFC and IBRD.

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Management’s Discussion and Analysis

Figure 16: IFC Management Decision Making Governance
Within IFC, (i) all financial risks and operational risks are consolidated under the Vice President of Risk and Finance, (ii) non-financial risks are under the Vice President & General Counsel for Legal and Compliance Risk, and (iii) Environment, Social and Corporate Governance (ESG) risks are under the Operations Vice Presidency. The Senior Director of E&S Policy and Risk reports directly to IFC’s Managing Director.
The Corporate Support Vice Presidency supports greater coordination/alignment across all IFC Policies & Procedures. Figure 17 depicts IFC’s risk responsibilities structure for financial, operational, and other non-financial risks.
Figure 17: Risk Responsibility within IFC
________
a    The IFC VPUs listed under the IFC Managing Director include only those Vice Presidencies and Directors that have a second line role in the three lines model adopted by IFC.
Enterprise Level Risk Appetite
IFC’s Risk Appetite is the level and type of risk that IFC is able and willing to assume in its exposure and business activities. In FY21, IFC’s Corporate Risk Committee approved a Risk Appetite (RA) framework for IFC. The purpose of the RA framework is to: (i) compare and contrast IFC’s risk appetite against its risk exposure; (ii) communicate the target level of risks to stakeholders; (iii) provide context for the risk policies and frameworks; (iv) make informed decisions; and (v) report on risks to the Board and management.
On the financial risks faced by IFC, one of the ways in which the risk appetite is expressed by key financial policies approved by its Board of Directors as detailed below:
▪Capital Adequacy Policy – IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserve and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining a triple-A rating.

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Management’s Discussion and Analysis

▪Leverage Policy – IFC’s outstanding debt plus guarantees held must not exceed four times its net worth.
▪Overall Liquidity Policy – Minimum liquidity (liquid assets) must be sufficient at all times to cover at least 45% of IFC’s estimated net cash requirements for the next three years.
▪Matched Funding Policy – Loans are funded with liabilities that have similar characteristics in terms of interest rate basis, currency, and maturity, except for new products, approved by the Board of Directors, involving asset-liability mismatches.
Risk Categorization
As part of the ERM framework update in FY22, IFC has adopted the following risk taxonomy and risk categorizations. It should be noted that some of the risks in the taxonomy may be related and as such are not mutually exclusive or totally independent of one another. Operational Risk Dimensions are further classified into a third level called Risk Drivers. Examples of Risk Drivers include misconduct, improper business or market practices etc.

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Management’s Discussion and Analysis

Figure 18: IFC’s Risk Taxonomy

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Management’s Discussion and Analysis

CREDIT RISK
IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its loan portfolio and to investment and counterparty credit risk in its Treasury portfolio.
Investment Operations
Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client and other relevant stakeholders to verify the financial viability of each project, and for assigning a credit rating (CR) at defined stages in the project approval process. The CR, the investment size, the product type and other project-related risks determine the authority level required for the approval of each transaction. All projects are subject to independent credit assessment by a credit officer within the independent Risk and Finance Vice Presidency and who participates in the project approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration; these are detailed below:
▪IFC’s total exposure to a country, for the purpose of setting exposure limits, is measured as the amount of economic capital required to support its investment portfolio in that country. Exposure limits are set for each country based on the size of its economy. Sub-limits apply for certain sector exposures within a country.
▪IFC’s total exposure to a single client or client group may not exceed stipulated economic capital and nominal limits based on the Credit Rating for the client.
▪Individual Investment Limits are applied at the individual project or client level to prevent excessive concentrations.
▪Preferential debt exposure to a country is limited by reference to that country’s total medium and long-term external debt.
▪IFC’s total equity and quasi-equity exposure (outstanding exposure net of specific reserve) shall not exceed IFC’s net worth.
IFC’s investment projects are actively supervised after commitment. CRs are reviewed regularly for each project, with frequency depending on the level of CR assigned, and revised if new material information is received. An independent risk management team in the Risk and Finance Vice Presidency regularly assesses IFC’s portfolio, including stress testing of exposure to emerging risks. Additionally, the Corporate Portfolio Management Department, as part of the Operations Vice Presidency, regularly reports to the Operations Committee on the performance of the overall debt and equity portfolio and performs deep dives on selected top country and sector exposures, along with areas of strategic importance to IFC. When projects show signs of financial distress, immediate attention is key for improving potential outcomes. Seasoned “workout” professionals from IFC’s Department of Special Operations in the Risk and Finance Vice Presidency focus on projects, to implement the restructuring, or possible recovery, of IFC’s exposure.
The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used in the processes to determine risk-based returns, project-based capital allocation and internal risk management purposes, as well as for establishing allowances against losses on loans under the new Current Expected Credit Losses accounting standard, and exposure limits.
Selected indicators of credit risk exposure in IFC’s loan portfolio, together with the five-year trend of non-performing loans (NPLs), are given below:
Table 13: IFC Loan Portfolio Credit Risk Indicators

INDICATOR	June 30, 2022	June 30, 2021	Change
NPLs as % of the loan portfolio [a]	3.9%	4.4%	Down 0.5 pp
Principal amount outstanding on NPLs	$1.3 billion	$1.5 billion	Down $164 million
Total reserve against losses on loans	$1.2 billion	$1.3 billion	Down $115 million
Total reserve against losses on loans as % of disbursed loan portfolio	4.4%	4.9%	Down 0.5 pp
Total reserve against losses on loans as % of NPLs	91%	89%	Up 2 pp
Total reserve against losses on guarantees	$11 million	$11 million	No change
_________
a    NPL ratio is calculated on loan portfolio inclusive of debt security portfolio.

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Management’s Discussion and Analysis

Figure 19: NPLs as Percentage of Disbursed Loan Portfolio

$ NPLs
% of disbursed loan portfolio
$ millions
% of disbursed loan portfolio
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
7
6
5
4
3
2
1
0
FY18
FY19
FY20
FY21
FY22

Additional details are provided in Section VIII – Results of Operations (Provision for Losses on Loans, Off-balance Sheet Credit Exposures and Other Receivables).
Treasury Operations
IFC manages its exposures to investments and counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible investments and counterparties are predominantly sovereign governments, government agencies, banks, and financial institutions with high quality credit ratings issued by leading international credit rating agencies.
Details of applicable financial policies and guidelines are given below:
▪Counterparties are selected based on standard eligibility criteria, with a tenor limit for deposits and repurchase agreements.
▪Counterparties for derivative instruments are generally restricted to banks and financial institutions with high-quality credit ratings from leading international credit rating agencies; for the sole purpose of funding local currency loans, eligibility is extended to central banks and select local banks.
▪Exposures to individual counterparties are subject to exposure limits.
▪IFC signs collateral agreements with counterparties that require the posting of collateral when net mark-to-market exposures exceed certain predetermined thresholds.
▪For exchange-traded instruments, credit risk is limited by restricting transactions to a list of authorized exchanges, contract types, and dealers.
Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, at June 30, 2022, IFC held $730 million in cash and $2 million in securities as collateral for changes in mark-to-market exposures on open trades ($1.1 billion in cash and $21 million in securities – June 30, 2021). In terms of Treasury’s credit profile, the liquid asset portfolios remain concentrated in the upper end of the credit spectrum with an average rating of A+, reflecting IFC’s objective of principal protection and its resulting preference for high-quality investments.

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Management’s Discussion and Analysis

MARKET RISK
Market risk is the risk of losses due to movement in market prices such as interest rates, credit spreads, equity, foreign exchange or commodity prices. IFC’s exposure to market risk is mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate U.S. dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering offsetting positions with highly rated market counterparties. IFC’s exposure to unhedged market risk arises primarily from its listed and unlisted equity investments in emerging markets, its quasi-equity loans, and its Treasury liquid asset portfolio.
LIBOR Transition
In 2017, the Financial Conduct Authority (FCA), the regulator of LIBOR, announced that it would no longer compel panel banks to submit rates required to calculate LIBOR after December 31, 2021, with a few remaining U.S. dollar LIBOR panels ceasing on June 30, 2023, and therefore, market participants, including IFC and its borrowers needed to move to alternative reference rates. In June 2017, the Alternative Reference Rates Committee (ARRC), with the support of a significant majority of its Advisory Group, announced it had selected Secured Overnight Financing Rate (SOFR) as its preferred alternative to USD LIBOR.
IFC took important steps to facilitate a smooth and orderly transition of its financial instruments affected by the regulators’ requirement for use of alternative reference rates. In FY21, IFC has adopted the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol (IBOR Protocol) and started hedging the majority of its borrowings to SOFR.
For its loan portfolio, IFC approved and started offering Term SOFR loan product and Daily Non-Cumulative Compounded SOFR loan product in FY22. In line with global USD lending markets, IFC ceased issuing new financial instruments based on LIBOR on December 31, 2021 with certain exceptions. From January 2022, IFC started offering clients Client Risk Management (CRM) swaps benchmarked to SOFR rates. Since January 1, 2022, more than 50% of IFC’s new loan commitments were referenced to SOFR and approximately 85% of the SOFR loan new commitments referenced to Term SOFR.
For its borrowings, IFC issued its first SOFR floating-rate note in the amount of $1.0 billion in June 2021. As of June 30, 2022, IFC’s SOFR-based borrowings on an after-swap basis totaled $11.4 billion ($2.9 billion as of June 30, 2021).
IFC has started the process to transition existing portfolio assets and liabilities that reference LIBOR to SOFR on a select basis and is expanding its outreach to clients with the aim of transitioning all loan products extending beyond June 30, 2023, to SOFR before the deadline. For borrowings (on an after-swap basis), IFC aims to transition to daily compounded SOFR before June 30, 2023.
Equity Investments
The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision-making process and portfolio management methods as described above for its lending operations. IFC has a multi-year horizon for its equity investments and accepts short-term price volatility of these investments, which can be significant.
Equity markets had a challenging year due to the war in Ukraine, the rise in inflation and global monetary tightening. Developed markets rose during the first half of the fiscal year under an accommodative monetary policy environment, but that was then followed by a significant spike in inflation in the second half of the fiscal year forcing central banks to raise policy rates. US markets (S&P 500) rose 11% in the first half but declined 21% in the second half, making it one of the steepest declines in the first half of the calendar year. Emerging markets had a difficult fiscal year, with declines in both the first and second half of the fiscal year (-10% and -19% respectively), dominated by negative returns in China. The war in Ukraine was a main factor in the supply contraction with energy and food prices impacted in particular. Globally, energy prices soared (WTI crude oil futures up 44%, NYMEX natural gas futures up 49%), and the outlook is highly uncertain due to potential further disruptions to the Russian energy supply. Food prices rose sharply, with some grain prices reaching record levels. Central banks were arguably late to recognize that the inflationary pressures were more than transitory which then necessitated, once they began, more rapid tightening than expected, and equity markets reacted negatively. Gold prices were volatile but in the end rose 2% for the year, to just above $1,800/oz. The U.S. dollar strengthened against most emerging market currencies (rising 10% as measured by the JP Morgan Emerging Market Currency Index), and approached parity with the EUR; this put further pressure on returns for emerging market investors. IFC has been actively managing its equity portfolio and took advantage of strong valuations to exit mature positions and holdings where IFC’s role has been completed. IFC continues to focus on strategic and highly selective additions on the new business front, as well as active management of its equity portfolio with the rigorous analysis of macroeconomic trends informing management decision making throughout the project lifecycle.
Liquid Asset Portfolios
Market risk in IFC’s liquid assets portfolios is managed according to the risk appetite chosen by IFC Management using derivative and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate, credit spread, and foreign exchange risk.
FY22 saw higher volatility in interest rates which resulted in higher capital utilization for IFC’s Treasury and lower Treasury profitability due to mark-to-market changes. Interest rate, foreign exchange, and credit spread risks were controlled on a daily basis using a system of limits monitored to ensure ongoing compliance during FY22.

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Management’s Discussion and Analysis

LIQUIDITY, FUNDING AND ASSET LIABILITY MANAGEMENT (ALM) RISK
IFC defines liquidity and funding risk as the risk that, over a specific horizon, IFC will be unable to meet the demand for additional funds to meet the demand for uses of funds due to either funding or liquidity issues or both. IFC faces liquidity risk in its core development finance activities because its investments are predominantly illiquid in nature due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains appropriate liquid asset portfolios funded from its net worth and market borrowings. IFC manages the risk of mismatches in foreign exchange rates, interest rates, and maturity dates between balance sheet assets and liabilities.
Liquid Asset Portfolios
Liquidity risk in the liquid asset portfolios is addressed by liquidity coverage ratios (LCR) and strict investment eligibility criteria defined in Directives approved by the Corporate Risk Committee. LCRs are aligned with Basel liquidity standards for regulated banks, include time horizons between 30 days and 3 years, and consider both normal and stressed cash flow requirements. Examples of eligibility criteria include minimum issuance sizes required for bond investments, limits on single bond issue concentration, and limits on the percentage of total bond issuance held by IFC. Consequently, a significant portion of the liquid asset portfolio is invested in highly liquid securities such as high-quality sovereign, sovereign-guaranteed, and supranational fixed income instruments. IFC expects to continue to be able to realize these assets as needed to meet its cash requirements, even in a liquidity crisis.
On June 30, 2022, IFC’s liquid asset portfolios totaled $41.7 billion (June 30, 2021 – $41.7 billion). IFC’s overall LCR as a percentage of next three years’ estimated net cash needs stood at 111%, above the minimum requirement of 45%. During FY22, IFC raised $14.1 billion in market borrowings, net of derivatives and including discount notes with maturities greater than three months of $4.8 billion (FY21 – $18.2 billion). The outstanding balance under the Short-term Discount Note Program at June 30, 2022 was $2.3 billion (June 30, 2021 – $2.6 billion). In FY22, IFC’s funding costs versus U.S. dollar 6-month LIBOR increased when compared with FY21 consistent with wider funding spreads for other triple-A Multilateral Development Bank issuers in the capital markets.
Funding
IFC’s funding operations ensure that IFC has the funds required for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill IFC’s counter-cyclical role. IFC can access a variety of funding markets, including the U.S. dollar market, Pounds sterling market and the Australian dollar market as well as private placement and retail markets. IFC’s discount note program complements IFC's traditional funding sources by providing swift access to funded liquidity. IFC’s triple-A rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base.
Asset-Liability Management
While IFC’s matched-funding policy helps mitigate currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserve for losses on non-U.S. dollar loans. The aggregate position in each lending currency is monitored and the risk is managed to within the limits established for each currency and the total exposure for all currencies. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities or from assets that may become mismatched with hedges over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures to within the established limits for each currency and the total exposure for all currencies.

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Management’s Discussion and Analysis

OTHER FINANCIAL RISKS
IFC includes Capital Risk and Pension risk as the two other financial risks that it faces. Capital risk is the risk to IFC’s triple-A rating resulting from a low capital adequacy position, in which available capital falls below the level of capital required to support IFC’s activities. Pension Risk is the risk that IFC’s defined-benefit pension plan is underfunded, leading to the need for additional financial support by IFC.
Capital Risk
From a financial sustainability perspective, the capital required to maintain a triple-A rating is assessed using an economic capital framework, which is the foundation of financial risk management at IFC. Economic capital acts as a “common currency of risk” across the organization, providing IFC with an objective, quantifiable measure of risk that can be applied consistently across business lines, products, regions and sectors. IFC holds economic capital for credit, market and operational risks. The economic capital framework covers IFC’s entire balance sheet – debt, equity, and Treasury assets- and economic capital is used for limit-setting, pricing, and risk-adjusted performance measurement. The primary measure of capital adequacy is IFC’s Capital Utilization Ratio (CUR), which is the ratio of Capital Required for the current portfolio to the Capital Available to support future commitments.
IFC changed its capital adequacy framework in FY22. Starting FY22 Q1, IFC uses the Capital Utilization Ratio (CUR) defined as [Capital Required / Capital Available] as a measure of capital adequacy under IFC’s updated capital adequacy framework. The CUR replaces the previous DSC ratio. CUR and DSC ratios have a one-to-one mapping expressed as [CUR =90% - DSC ratio]. Throughout FY22, IFC’s CUR was well within the established threshold of < 88%.
Pension Risk
IFC participates, along with IBRD and MIGA, in pension and post-retirement benefit plans. The Staff Retirement Plan (SRP), Retired Staff Benefits Plan (RSBP), and Post-Employment Benefit Plan (PEBP) (collectively called the “Plans”) are defined benefit plans and cover substantially all WBG employees, retirees and their beneficiaries. Costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA, based on their employees' respective participation in the Plans. Pension Risk is defined as the risk that IFC’s defined-benefit pension plan is underfunded, leading to the need for additional financial support by IFC.
There are two committees that govern the Plans. From a governance standpoint, both committees are independent of IFC and the Board: (i) The Pension Finance Committee (PFC), which is responsible for the financial management of the Plans and is supported by the Pension Finance Administrator; and (ii) The Pension Benefits Administration Committee (PBAC), which is responsible for the administration of the benefits of the Plans.
The key policies underpinning the financial management of the Plans, including the determination of WBG contributions and the investment of Plan assets, are the funding and investment policies. The objective of these policies is to ensure that the Plans have sufficient assets to meet benefit payments over the long term. The funding policy, as approved by the PFC, establishes the rules that determine the WBG’s contributions.
In FY22, the WBG’s rate for contributions to the Plans was 19.33% of net salaries. More details about WBG’s pension plan can be found in Section XI: Pension and Other Post-Retirement Benefits of IBRD’s MD&A statement.
OPERATIONAL RISK MANAGEMENT
Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events, and holds economic capital against such risks. Given IFC’s business model, both financial and non-financial potential impacts are considered in assessment of risks.
IFC’s Operational Risk Management (ORM) program conforms to a Directive approved by the Corporate Risk Committee (CRC), which defines the management of, and roles and responsibilities for, operational risk management in the Corporation.
IFC identifies, assesses, monitors and reports operational risks across the following key value chains/business functions, also known as operational risk areas: Debt, Equity, Treasury, Advisory Services, Third Party Responsibilities, Business Support Functions, Corporate Functions, and Shared Services.
IFC continues to develop and implement enhanced methodologies to identify, assess, mitigate, and monitor material operational risks in its key activities. The main ORM tools that IFC utilizes include Risk and Control Self-Assessments (RCSA), recording and analysis of operational risk events, and monitoring of Key Risk Indicators (KRIs). IFC’s ORM approach is designed to ensure that operational risks are identified, assessed, and managed to enable senior management to determine which risks IFC will accept, mitigate, avoid or transfer.
IFC utilizes risk transfer mechanisms, including insurance, at both the project and the institutional levels for mitigation of low probability/frequency and high impact operational risks. IFC insures its corporate assets and operations against catastrophic losses and cyber- related risks where commercially viable.
IFC also continues to focus on its preparedness to react to significant events that could disrupt its normal operations through the Business Continuity Management program, which covers critical business processes across all IFC offices.

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Management’s Discussion and Analysis

On a quarterly basis, IFC’s corporate ORM function provides a consolidated ORM report to the CRC and a summarized version to the Audit Committee.
Cybersecurity Risk Management
IFC’s operations rely on the secure processing, storage and transmission of confidential and other information in computer systems and networks. As is the case for financial institutions generally, cybersecurity risk continues to be significant for IFC due to the evolving sophistication and complexity of the cyber threat landscape. These risks are unavoidable and IFC seeks to manage them on a cost-effective basis consistent with its risk appetite.
To protect the security of its computer systems, software, networks and other technology assets, IFC has developed its cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance, and awareness programs. IFC deploys a multi-layered approach for cybersecurity risk management to help prevent and detect malicious activity, both from within the organization and from external sources. In managing emerging cyber threats such as malware including ransomware, denial of service and phishing attacks, IFC strives to adapt its technical and process-level controls and raise the level of user awareness to mitigate the risk.
IFC periodically assesses the maturity and effectiveness of its cyber defenses through risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response tabletop exercises and industry benchmarking.
STRATEGIC AND BUSINESS RISK
These are risks that are specific to IFC given its mission and strategy and include Strategic Risk, Environment & Social Risk, Climate Risk, Corporate Governance Risk, Integrity Risk, AML/CFT Risk and External Financing Risk.
Strategic Risk
IFC defines strategic risk as the risk associated with initial strategy selection, execution, or modification over time, resulting in a lack of achievement of overall objectives.
IFC uses the Anticipated Impact Measurement and Monitoring (AIMM) system as an ex-ante assessment tool to enable IFC staff to measure and monitor the anticipated development impact of investment and advisory projects. The AIMM system evaluates a project’s development impact along two dimensions – project outcomes and market outcomes.
▪Project outcomes – These refer to a project’s direct effects on stakeholders (including employees, customers, suppliers, and the community); the direct, indirect, and induced effects on the economy and society overall; and the effects on the environment and social sustainability.
▪Market outcomes – These refer to a project’s potential for generating systemic, sector-wide changes that enhance market competitiveness, resilience, integration, inclusiveness, and sustainability.
The AIMM system is now fully integrated into IFC’s operations, allowing development impact considerations to be weighed against a range of strategic objectives, including volume, financial return, risk, and thematic priorities.
Environment, Social and Governance (ESG) Risk
Environment and social risk is the risk that IFC does not effectively engage and influence clients to fulfill the requirements of the Performance Standards potentially causing harm to people or the environment. Corporate governance risk is the risk that IFC’s clients have inefficient or ineffective corporate governance practices, leading to adverse reputational or financial impacts on IFC.
IFC's ESG work is supported by two departments:
•The Environmental and Social Policy and Risk Department (CES) serves as a regulatory function of IFC’s E&S risk management and ensures systems, procedures, and capacity are in place. CES also acts as custodian of IFC’s Sustainability Framework, and reviews E&S aspects of all projects at origination and provides oversight, guidance and support on E&S for high-risk projects in all stages of the project cycle.
•The Sustainability and Gender Solutions Department (CEG) works closely with investment, advisory, and upstream teams and clients to identify, evaluate, and manage ESG risks and opportunities, and leverages IFC’s expertise and experience in emerging markets to maintain IFC’s leadership in sustainability through the adoption of ESG standards.
Together these departments advise IFC management on significant ESG risks in its projects, support IFC clients in strengthening their ESG performance, and enable accountability to project stakeholders.
In addition to promoting ESG standards and climate disclosure across emerging markets, IFC has been focusing on building internal and external capacity to respond to ESG risks. IFC has been strengthening its ESG approach through improving its internal ESG systems and procedures; enhancing project-level grievance mechanisms; clarifying the application of IFC’s E&S requirements for clients, including financial intermediaries; and mainstreaming contextual risk assessment in due diligence and supervision. In FY22, IFC updated its Environmental and Social Review Procedure (ESRP) for Investment Operations, which enhanced process efficiencies through a differentiated process for regular and high-risk projects.

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Management’s Discussion and Analysis

Environment and Social (E&S) Risk
IFC’s ESG approach is anchored in Sustainability Framework which articulates the Corporation's strategic commitment to sustainable development and is comprised of:
▪The Policy on Environmental and Social Sustainability, describing IFC's commitments, roles and responsibilities in relation to environmental and social sustainability.
▪The Performance Standards, guiding clients on sustainable business practices, including continually identifying and managing risks through analytical work such as environmental and social assessments; stakeholder engagement; and client disclosure obligations in relation to project-level activities.
▪IFC's Access to Information Policy, reflecting the Corporation’s commitment to transparency and good governance and outlines institutional disclosure obligations.
IFC uses E&S Risk Rating (ESRR) system to evaluate a client’s performance in managing E&S risks including avoidance, mitigation and control of risks and adverse impacts. ESRR scale includes: 1) Excellent, 2) Satisfactory, 3) Partly Unsatisfactory, and 4) Unsatisfactory. The score is calculated at appraisal as a baseline, and is then updated after each supervision activity.
Focused supervision efforts in the last eight fiscal years have improved the E&S risk profile of IFC’s investment portfolio by reducing the number of poorly performing projects, defined as a historical ESRR scale of 3 and 4. In FY22 the pandemic continued to have an effect on the E&S supervision site visits, limiting the number of in-person visits, which were complemented by virtual supervision activities and client virtual meetings and documentation reviews. In the third and fourth quarters of FY22, site supervision visits (as well as field appraisals) gradually resumed, focusing on higher risk projects. The annual supervision plan, including site visits integrated with virtual supervisions, helped to maintain a substantively healthy E&S portfolio performance. Figure 20 below presented the ESRR distribution of IFC’s investment portfolio from FY15 to FY22.
Figure 20: ESRR Distribution FY15 – FY22

90%
80%
70%
60%
50%
40%
30%
20%
10%
—%
7%
71%
20%
2%
7%
74%
17%
2%
6%
76%
16%
2%
6%
78%
15%
1%
6%
79%
14%
1%
4%
82%
13%
1%
4%
83%
12%
1%
4%
84%
11%
1%
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
1
2
3
4

ESRR distribution scale: 1) Excellent, 2) Satisfactory, 3) Partly Unsatisfactory, 4) Unsatisfactory.
Client Corporate Governance Risk
IFC manages corporate governance risk primarily by conducting a structured evaluation of every new investment project, covering the following six areas:
▪Effectiveness of the Board of Directors;
▪Sufficiency of internal controls, audit, risk management and compliance;
▪Adequacy of financial and non-financial disclosures, including ESG/sustainability reporting;
▪Adequacy of shareholders’ rights;
▪Adequacy of governance of stakeholder engagement; and
▪Demonstration of the client’s commitment to implement high quality corporate governance policies and practices.

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Management’s Discussion and Analysis

The findings from these assessments are considered in the decision on whether to proceed with the project.

Climate Risk
Climate risk is the risk that IFC’s clients may directly or indirectly experience potential adverse impacts from climate change such as extreme weather, floods or droughts, and sea level rise, leading to reputational or financial risk.
IFC has a dedicated Climate Business Department integrated with IFC's Operations that provides in-house expertise on climate. The Climate Business Department helps set corporate climate strategy, engages with stakeholders, supports investment teams to identify decarbonization and climate investment opportunities, and manages climate risk using tools such as carbon pricing and has started the assessment of transition and physical climate risk in investment projects.
Climate risk is integrated into IFC’s operations through its commitment under the capital increase and more recently to align with the goals of the Paris Agreement. As part of its efforts to align with the Adaptation & Climate Resilience component of the Paris Agreement, IFC screens its projects for exposure to physical climate risk and potential impacts on the project’s financial, environmental and social performance during project appraisal. IFC has developed tools, methodologies and approaches to help industry, E&S, and climate specialists to conduct these assessments.
In addition to Paris alignment, IFC continues to address climate risk in a number of ways. IFC has applied a shadow price of carbon to eligible projects since 2018, which is included in the economic analysis of those projects. IFC does not invest in greenfield coal power generation, or upstream oil and gas investments. IFC has had no direct new investments in coal mining or coal power generation projects in a decade. IFC ring fences its loans to financial institutions and does not provide loans for any coal-related activities. IFC is working with its clients to help them transition to low-carbon, climate resilient pathways that reduces their exposure, and therefore, IFC’s exposure to climate risk. Climate risk management is being further integrated into our operations through a cross-organizational working group, which includes members from IFC’s Climate Business Department, Credit Risk Department, Environmental & Social Department, and others.
Highlights of climate risk management measures in FY22 include:
▪Formalization of cross-cutting Climate Risk Working Group.
▪Setting up of an internal governance and implementation process for project level climate risk assessment.
▪Completion of pilot of Paris alignment methodology for physical climate risk for real sector projects with known use of proceeds.
▪Screening of ~80% of FY22-approved real sector projects with known use of proceeds at concept stage for alignment with mitigation and adaptation components of Paris alignment.
▪Development of Paris alignment methodology for climate risk assessment for intermediated financing with known use of proceeds.
▪Development of sector-specific and project location-based tools to assess projects for exposure to physical climate risk.
The WBG's new Climate Change Action Plan, launched in June 2021, will increase support to deliver climate results, targeted towards reducing the trajectory of emissions and strengthening adaptation and resilience in developing countries. IFC plans to increase its direct climate financing to 35 percent of total commitments on average over the five-year period. IFC is also committed to aligning its financial flows with the objectives of the Paris Agreement. Starting July 1, 2023, 85 percent of Board approved real sector operations are expected to be aligned with the Paris Agreement’s goals, and 100 percent of these are expected to be aligned starting July 1, 2025.
Integrity Risk
Integrity risk is the risk of engaging with external institutions or persons whose background or activities may have adverse reputational and/or financial impact on IFC. IFC works with a wide range of partners in Investment Operations, Advisory Services and Upstream activities, from multi‑national to small companies, and from government institutions to non-governmental organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the type of engagement, financial instrument, structure, geography and duration of the engagement. IFC has developed procedures for conducting Integrity Due Diligence and these are used to:
▪Uncover integrity risk issues related to a prospective project or engagement and the institutions and persons involved;
▪Evaluate and assess integrity risks, including deciding on how to mitigate and whether to accept the risks, and determining next steps, which may include escalation to IFC senior management;
▪Appropriately classify integrity risks; and
▪Monitor integrity risks throughout the life of the project or engagement.
IFC has also developed procedures for analyzing the use of intermediate jurisdictions (IJs) by clients and sponsors by:
▪Determining whether an IJ is eligible to serve as an intermediary jurisdiction for a project by referencing relevant ratings of the Global Forum on Tax Transparency (which provides a broad international perspective); and
▪Requiring the client to provide information to support the determination that the use of the OFC is legitimate, and the project’s corporate structure has not been designed for tax evasion/abuse or other illegitimate purposes.

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Management’s Discussion and Analysis

As a United Nations (UN) specialized agency, IFC is required to have “due regard” for economic, trade, financial, and other sanctions adopted by the UN Security Council under Chapter VII of the UN Charter. As such, IFC has developed screening and other processes designed to prevent IFC from entering into business relationships with entities or individuals sanctioned by the UN. IFC also generally requires its business partners not to enter into any transaction or engage in any activity prohibited by UN sanctions.
IFC has processes to ensure it does not enter into any dealings with direct counterparties that are subject to a WBG debarment. IFC also adopts contractual remedies to protect against any counterparty that engages in sanctionable misconduct (as defined by the WBG sanctions system) in connection with IFC financings.
As an international organization, IFC is not required to comply with the economic sanctions regimes of individual member countries or regional bodies. However, as part of its overall risk assessment of a specific transaction, IFC screens relevant parties for reputational, legal or financial risks that may arise from various national and regional sanctions regimes to the extent regarded as relevant.
Anti-Money Laundering/ Combating the Financing of Terrorism (AML/CFT) Risk
AML/CFT Risk is the risk that IFC’s clients may have ineffective controls to manage exposure to money laundering and terrorist financing risk, subjecting IFC to potential reputational, legal or financial risk. IFC conducts AML/CFT due diligence on financial institution clients and funds to determine whether the client has arrangements designed to ensure that:
▪Client AML/CFT procedures and controls are structured to comply with relevant national AML/CFT laws and regulations;
▪AML/CFT procedures and controls are appropriate for the client’s business and operating environments; and
▪Implementation of the client’s AML/CFT controls is effective.
External Financing Risk
As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector institutional investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not meet its contractual obligations to the third parties involved.
To mitigate this risk, IFC works within agreed frameworks which establish IFC's responsibilities and obligations with respect to the third parties. For example, where financing to clients is mobilized through B Loans or MCPP, the specialized Syndications Department follows defined processes to identify co-financiers, advise on structuring, and monitor compliance with investment agreements. In some cases, financing from third parties, including donors, is administered through trust funds. IFC follows predefined procedures for clearing all IFC trust fund proposals and agreements and overseeing IFC's trust fund portfolio. Finally, AMC has an independent governance process to make decisions for the benefit of investors in AMC-managed funds and AMC compliance matters are subject to oversight by the Business Risk and Compliance Department (CBR).

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SECTION VII: CRITICAL ACCOUNTING POLICIES
IFC’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. All of these accounting policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to IFC’s FY22 consolidated financial statements contains a summary of IFC’s significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be “critical” to the portrayal of IFC’s financial condition and results of operations, since they require Management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.
These policies include:
•Determining the fair value of equity investments, debt securities, loans, liquid assets, borrowings and derivatives;
•Determining the level of reserve against losses in the loan portfolio;
•Determining the level and nature of impairment for debt securities carried at fair value with changes in fair value being reported in other comprehensive income (OCI); and
•Determining the future pension and post-retirement benefit costs and obligations using actuarial assumptions based on financial market interest rates, past experience, and best estimate of future benefit cost changes and economic conditions.
Many of IFC’s financial instruments are classified in accordance with the fair value hierarchy established by accounting standards for fair value measurements and disclosures which permit the fair value and/or impairment to be estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable.
VALUATION OF FINANCIAL INSTRUMENTS
IFC reports at fair value all of its derivative instruments, liquid asset trading securities, equity investments, investments in debt securities and certain borrowings, and loans. In addition, various investment agreements contain embedded or stand-alone derivatives that, for accounting purposes, are separately accounted for as derivative assets or liabilities. IFC classifies all financial instruments accounted for at fair value based on the fair value hierarchy established by accounting standards for fair value measurements and disclosures as described in more detail in Notes A and R to IFC’s FY22 consolidated financial statements.
IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). The Investment Valuation Unit in IFC's Corporate Risk Management department in the Risk and Finance Vice Presidency provides oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. IFC's Operations Committee, a subcommittee of IFC’s management team, is also responsible for oversight of complex or high risk projects, Debt and Equity portfolio performance and asset allocation.
IFC’s borrowings are fair valued by the Quantitative Analysis department in IFC’s Treasury and Syndications Vice Presidency. Third party independent vendor prices are used to price the vast majority of IFC’s liquid assets. The vendor prices are evaluated by IFC’s independent middle office in Treasury department who maintains oversight for the pricing of liquid assets. All of IFC’s financial instruments in its liquid asset portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
The change in fair value of borrowings carried at fair value resulting from changes in instrument-specific credit risk is reported in OCI, while the remaining change in fair value is reported in Net Income.
Many of IFC’s financial instruments accounted for at fair value are valued based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including an assessment about the counterparty’s financial position and prospects, the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses reported in the income statement and OCI. The fair value computations affect both the Investment services and Treasury segments of IFC (see Note S to the FY22 consolidated financial statements for further discussion of IFC’s business segments).
RESERVE AGAINST LOSSES ON LOANS AND OFF-BALANCE SHEET CREDIT ARRANGEMENTS
In accordance with ASC 326, IFC recognizes a reserve for credit losses that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on loans on the balance sheet. IFC uses a credit loss methodology that reflects an estimate of expected credit losses over the remaining contractual life of a loan, considering forward looking information. The process for determining the reserve against credit losses is discussed in Note A — Summary of Significant Accounting and Related Policies.
The determination of reserve against credit losses is based on complex inputs and assumptions, which require a high degree of judgment. In particular, the forecast of key economic variables relevant to the loan portfolio is one of the critical assumptions to IFC’s

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Management’s Discussion and Analysis

estimation of expected credit losses. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining a loss reserve include, but are not limited to, the borrower’s financial difficulties, assessing the risk of breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. The risks inherent in the portfolio that are considered in determining the portfolio reserve are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in a borrower's financial statements.
IFC recognizes a reserve against credit losses on off-balance sheet credit exposures for guarantees that are not measured at fair value and other off-balance sheet arrangements. Methodologies for estimating the reserve for credit losses on off-balance sheet credit exposures, including loans committed but not disbursed, are generally consistent with methodologies for estimating the reserve for credit losses for the disbursed loan portfolio.
IFC periodically reviews these variables and reassesses the adequacy of the reserve against credit losses accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness or estimates inherent in the exposure measurements.
IFC’s regional and industry departments are primarily responsible for individual loss reserve and for credit risk and facility ratings which are used for portfolio loss reserve. A critical component of portfolio loss reserve calculations are the quarterly and annual reevaluation of current expected credit loss (CECL) assumptions, which are a collective effort of the Investment & Credit Risk department, Corporate Risk Management department, Global Macro and Market Research unit, and Controllers department. The CECL Steering Committee is the final approving authority for these assumptions. The Portfolio Review unit in IFC’s Controllers department provides oversight over the individual loss reserve process by monitoring and reviewing the individual loss reserve of IFC’s debt portfolio, and collates inputs and runs the portfolio loss reserve calculations.
IMPAIRMENT OF DEBT SECURITIES
For all debt security investments classified as available-for-sale, IFC assesses impairment each quarter. In accordance with ASC 326, IFC established an impairment model to determine whether all or a portion of the unrealized loss is a credit loss, and recognize a reserve for credit losses. When impairment is identified, the entire impairment is recognized in net income if certain conditions are met (as detailed in Note A to IFC’s FY22 consolidated financial statements). IFC considers all relevant information including the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.
PENSION AND OTHER POST-RETIREMENT BENEFITS
IFC participates, along with IBRD and MIGA, in pension and post-retirement benefit plans that cover substantially all of their staff members. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations, and the funded status associated with these plans are based on financial market interest rates, past experience, and management’s best estimate of future benefit cost changes and economic conditions. All costs, assets and liabilities associated with the Plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the Plans. IFC reimburses IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the Plans are calculated as a percentage of salary. For further details, please refer to Note V to the FY22 consolidated financial statements.

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Management’s Discussion and Analysis

VIII: RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and other comprehensive income, and influences on the level and variability of net income and other comprehensive income from year to year are:
Table 14: Main Elements of Net Income and Other Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status, and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid asset portfolio funded by net worth, which are driven by external factors such as the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provision for losses on loans, guarantees, and available-for-sale debt securities
Risk assessment of borrowers, probability of default, loss given default, and expected balance at default considering prepayment and disbursement assumption estimates as well as expected utilization rates.

Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, the approved and actual administrative expenses, and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants, and stock options, which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance, and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option
Fluctuations in IFC’s own credit spread measured against reference rate, resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded, and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

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Management’s Discussion and Analysis

IFC’s net income or loss for the past three fiscal years ended June 30, 2022 are presented below:
Figure 21: IFC's Net (Loss) Income FY20 – FY22 (US$ in millions)
The following paragraphs detail significant variances between FY22 and FY21 covering the periods included in IFC’s FY22 consolidated financial statements. The $4.7 billion decrease in net income was principally a result of the following:
Figure 22: Change in Net Income in FY22 vs FY21 (US$ in millions)

1,000
—
(1,000)
(2,000)
(3,000)
(4,000)
(5,000)
(6,000)
174
(3,167)
143
(338)
(858)
(745)
46
72
(4,673)
Equity Income
Unrealized Gains on Equity Investments
Total Income from Loans and Debt Securities *
Provision for losses on Loans and Debt Securities
Unrealized Gains on Loans and Debt Securities
Net Treasury Income *
Administrative Expenses & Pensions
Others **
Change in Net Income

_________
*    Total income from loans and debt securities and net treasury income are net of allocated charges on borrowings.
**    Others mainly represents foreign exchange gains/losses, unrealized gains/losses on borrowings (net of swaps), service fees, and net advisory service expenses.

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Management’s Discussion and Analysis

A more detailed analysis of the components of IFC’s net income follows.
Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY22 totaled $1.2 billion, compared with $1.1 billion in FY21, an increase of $40 million primarily due to guarantee recoveries of $39 million.
Non-performing Loans (NPLs)
NPLs decreased by $164 million, from $1.5 billion of the disbursed loan portfolio at June 30, 2021 to $1.3 billion7 at June 30, 2022. The decrease was largely due to net write-offs and losses on sale totaling $202 million, positive developments of $200 million, partially offset by $251 million of new NPL additions. In FY22, 10 loans individually greater than $10 million, totaling $218 million, were placed in NPL status.
Figure 23: Non-performing Loans (US$ in millions)
_________
*    Mainly represents balance changes due to deferrals, restructuring, disbursements, interest capitalization, conversions and foreign exchange gains/losses.
Provision for Losses on Loans, Off-Balance Sheet Credit Exposures and Other Receivables
IFC recorded a net provision for losses on loans, off-balance sheet credit exposures and other receivables of $126 million in FY22 (release of provision of $201 million in FY21) analyzed as below:
Table 15: Individual and Portfolio Provision (Release of Provision)

	For the year ended
(US$ in millions)	June 30, 2022	June 30, 2021
Portfolio provision (release of provision) on disbursed loans	$41	$(193)
Individual provision (release of provision) on disbursed loans	52	(2)
Portfolio provision on undisbursed loans	33	3
Release of individual provision on undisbursed loans	(1)	(1)
Provision (release of provision) on off-balance sheet credit exposures and other receivables	1	(8)
Total	$126	$(201)
7 Includes $60 million reported as debt securities and $197 million reported as FVO loans on the Balance Sheet as of June 30, 2022 ($53 million Debt securities and $130 million FVO loans – June 30, 2021).

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Management’s Discussion and Analysis

Total reserve against losses on loans disbursed and loans committed but not disbursed decreased by $86 million from $1.5 billion as of June 30, 2021 to $1.4 billion as of June 30, 2022 analyzed as follows:
Figure 24: Reserve Against Losses for Disbursed and Undisbursed Loans (US$ in millions)
_________
*    Mainly represents reserve against capitalized interest and foreign exchange gains/losses.
At June 30, 2022, reserve against losses on disbursed loans was $1.2 billion or 4.6% of the carrying value of disbursed loans at amortized cost ($1.3 billion or 5.2% at June 30, 2021), a decrease of $115 million primarily driven by net write-offs of $197 million partially offset by $93 million provision. Reserve against losses on undisbursed loans totaled $172 million or 2.1% of loans committed but not disbursed ($143 million or 1.7% at June 30, 2021), an increase of $29 million driven by higher undisbursed loan balance.
Reserve against losses as of June 30, 2022 reflected credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of uncertainty and judgment in incorporating the impact of the war in Ukraine which is largely through IFC's rating system that classifies its loans according to credit worthiness and risk. A qualitative overlay of $135 million was applied in FY22 for estimated provisions due to the impact of the war in Ukraine which has not yet been reflected in the model calculated reserve and cannot be directly attributed to any individual borrowers at June 30, 2022. The qualitative overlay of $40 million related to COVID-19 at December 31, 2021 was released in FY22 as IFC considers the impacts of COVID-19 are properly captured individually through its rating system.
Individual reserve against losses on disbursed loans at June 30, 2022 of $461 million ($598 million at June 30, 2021) were held against impaired disbursed loans of $1.5 billion ($2.2 billion at June 30, 2021), a coverage ratio of 31% (27% at June 30, 2021). The increase in coverage ratio was mainly due to a $778 million decrease in the impaired disbursed loan portfolio as well as decrease in reserve resulting from net write-offs.
Individual reserve against losses on undisbursed loans at June 30, 2022 of $1 million ($2 million at June 30, 2021) were held against undisbursed impaired loans of $14 million ($46 million at June 30, 2021), a coverage ratio of 7% (4% at June 30, 2021).
In FY22, the top ten largest individual provisions and top ten largest individual releases of provision comprised 65% and 75% of the total individual provisions and total individual releases of provision respectively for losses on loans.
Income from Equity Investments and Associated Derivatives
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock-ups have expired. Gains and losses on equity investments and associated derivatives comprises of both realized and unrealized gains.
Income from equity investment and associated derivatives (consisting of dividends, and net realized and unrealized gains and losses), decreased by $3.0 billion from income of $3.2 billion in FY21 to income of $208 million in FY22.
IFC recognized realized net gains on equity investments and associated derivatives of $642 million in FY22, as compared to net gains of $431 million in FY21, an increase of $211 million. Realized gains and losses on equity investments and associated derivatives were concentrated in a small number of investments. In FY22, thirteen investments generated individual realized capital gains of $20 million or more totaling $668 million, and five investments generated individual realized capital losses of $20 million or more totaling $169 million or 78% of FY22 net realized gains. In comparison, ten investments generated individual realized capital gains of $20 million or more totaling $799 million, and ten investments generated individual realized capital losses of $20 million or more totaling $444 million in FY21, or 82% of FY21 net realized gains. Dividend income in FY22 totaled $180 million, as compared with $218 million in FY21. A dividend from one investment in financial markets in Asia totaled $94 million in FY21.

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Management’s Discussion and Analysis

Net unrealized losses on equity investments and associated derivatives were $617 million in FY22 compared to net unrealized gains of $2.6 billion in FY21. The unrealized losses in FY22 was due to reclassifying gains from unrealized to realized upon sales, while FY21 results reflected the market rebounded post the immediate effect of COVID-19.
Income from Debt Securities and Realized Gains and Losses on Debt Securities, and Associated Derivatives
Income from debt securities and associated derivatives increased by $74 million from $340 million in FY21 to $414 million in FY22, primarily due to the gains of $88 million on sale of one investment in financial markets in FY22.
Income (Loss) from Liquid Asset Trading Activities
Liquid assets trading activities, gross of funding costs, generated a loss of $413 million in FY22, comprising losses of $555 million from the Net Worth Funded Portfolio, offset in part by income of $142 million from the Funded Liquidity Portfolio.
Liquid assets trading activities, net of allocated funding costs, generated a loss of $521 million in FY22 ($224 million income in FY21), which comprised: (i) a loss of $555 million from the Net Worth Funded Portfolio ($25 million income in FY21) as a result of a substantial rise in US Treasury rates in FY22, and (ii) income of $34 million from Funded Liquidity Portfolio ($199 million income in FY21) reflecting credit spreads widening in FY22 and tightening in FY21.
Charges on Borrowings
IFC’s charges on borrowings decreased by $24 million, from $326 million in FY21 to $302 million in FY22, primarily due to lagged effect of LIBOR reset dates, notwithstanding sharp increases in interest rate levels since January 2022.
The weighted average cost of IFC’s outstanding borrowings from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, was 1.3% at June 30, 2022, an increase from 0.4% at June 30, 2021. The increase in cost of borrowings was due to rising interest rates. The size of the borrowings portfolio (excluding short-term borrowings), net of borrowing-related derivatives and before unamortized discounts and fair value adjustments, decreased by $236 million during FY22 from $53.3 billion at June 30, 2021, to $53.1 billion at June 30, 2022.
Other Income
Other income decreased by $176 million, from $595 million in FY21 to $419 million in FY22. The return on Post-Employment Benefit Plan assets decreased by $147 million from gains of $130 million in FY21 to losses of $17 million in FY22, mainly driven by lower investment returns.
Other Expenses
Administrative and pension expenses decreased by $46 million from $1.41 billion in FY21 to $1.36 billion in FY22 mainly due to decrease in pension expenses of $93 million, primarily driven by the higher asset return in FY21, which resulted in lower amortization of unrecognized actuarial losses during FY22. The lower pension expenses were partially offset by a $47 million increase in administrative expenses primarily from higher travel costs and support fees.
Foreign Currency Transaction Gains and Losses on Non-Trading Activities
Foreign currency transaction gains reported in net income in FY22 totaled $76 million (losses of $148 million in FY21). Foreign currency transaction losses of $140 million in FY22 (gains of $106 million in FY21) on debt securities accounted for as available-for-sale are reported in other comprehensive income, while foreign currency transaction gains and losses on the derivatives economically hedging such debt securities are reported in net income. IFC has recorded foreign exchange related losses of $64 million (losses of $42 million in FY21) in a combination of net income and other comprehensive income.

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Management’s Discussion and Analysis

Net Unrealized Gains and Losses on Non-Trading Financial Instruments
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 16: Net Unrealized (Losses) and Gains on Non-Trading Financial Instruments

	For the year ended
(US$ in millions)	June 30, 2022	June 30, 2021
Unrealized (losses) gains on the loan and debt security portfolio carried at fair value	$(627)	$433
Unrealized gains on associated derivatives	504	302
Unrealized (losses) gains on loans, debt securities and associated derivatives	(123)	735
Unrealized gains on borrowings from market and IDA	3,822	2,028
Unrealized losses on associated derivatives	(3,928)	(1,957)
Unrealized (losses) gains on borrowings from market, IDA, and associated derivatives	(106)	71
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	$(229)	$806
IFC reported $123 million unrealized losses on loans, debt securities, net of associated derivatives in FY22. Unrealized losses from loans and debt securities of $627 million in FY22 was mainly due to one investment reclassified from debt security to equity investment in FY22, which resulted in a reversal of unrealized gains on debt security of $197 million as discussed within the Client Service section. Unrealized losses from loans and debt securities also reflected widening of the Credit Default Swap (CDS) spreads in FY22.
The unrealized gains on associated derivatives of $504 million in FY22 mainly comprised a $383 million gain on lending related currency and interest rate swaps due to higher swaps rates in U.S. dollar, Colombian peso, Euro, Indian rupee and Chinese renminbi in FY22, and a $139 million gain on client risk management swaps mainly due to larger gains from Euro and U.S. dollar interest rate swaps.
IFC reported $106 million of unrealized losses on borrowings from market sources and IDA, net of associated derivatives in FY22. Unrealized gains of $3.8 billion on borrowings comprised $3.8 billion unrealized gains on market borrowings and a $27 million unrealized gain on borrowings from IDA. Unrealized losses of $3.9 billion were recorded on borrowing-related derivatives. The net after swap unrealized losses in FY22 were mainly due to lower market premium on USD borrowings in certain currency swap markets, notably Russian ruble and Turkish lira.
OTHER COMPREHENSIVE INCOME
Unrealized Gains and Losses on Debt Securities and Borrowings
Table 17: Other Comprehensive Income (Loss) – Unrealized Gains and Losses on Debt Securities and Borrowings

	For the year ended
(US$ in millions)	June 30, 2022	June 30, 2021
Net unrealized gains and losses on debt securities arising during the year:
Unrealized gains	$178	$439
Unrealized losses	(432)	(256)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	(24)	(30)
Net unrealized (losses) gains on debt securities	(278)	153
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option:
Unrealized gains	672	389
Unrealized losses	(433)	(659)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	1
Net unrealized gains (losses) on borrowings	240	(269)
Total unrealized losses on debt securities and borrowings	$(38)	$(116)

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Management’s Discussion and Analysis

Net unrealized losses on debt securities totaled $278 million in FY22 (net unrealized gains of $153 million in FY21) primarily included foreign currency losses on debt securities held in Euro ($83 million), Turkish lira ($39 million), and Indian rupee ($39 million), whereas the unrealized gains in FY21 were driven mainly by foreign currency gains on debt securities held in Euro and Indian rupee.
Net unrealized gains on borrowings of $240 million was recognized through other comprehensive income in FY22 (net unrealized losses of $269 million in FY21). This was due to a widening in IFC's credit spread in most currencies of issuance in FY22 that decreased the valuation of bonds relative to economically hedging swaps. IFC's credit spreads widened by around 10 basis points at longer USD tenors resulting in lower market prices for IFC's issuance in USD, and also lower prices of IFC bonds issued in Mexican peso and Euro contributing to gains in other comprehensive income.
Unrecognized Net Actuarial Gains and Losses and Unrecognized Prior Service Costs on Benefits Plans
Unrecognized pension adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in comprehensive income. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long term assumptions about asset returns and discount rates.
During FY22, IFC experienced a gain of $1.1 billion ($1.1 billion of unrecognized net actuarial gains and a $5 million reduction of prior service cost). The decrease in the underfunded status of the portion of the pension plans, net of PEBP assets, was primarily due to the actuarial gains in the projected benefit obligations as a result of the increase in the real discount rates. As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.
For discussion of IFC’s financial results for the year ended June 30, 2021 as compared to the year ended June 30, 2020, see Section VIII Results of Operations in IFC’s Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended June 30, 2021.

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SECTION IX: GOVERNANCE AND CONTROL
SENIOR MANAGEMENT AND CHANGES
The following is a list of the principal officers of IFC as of June 30, 2022:

President	David Malpass
Managing Director	Makhtar Diop
Senior Vice President, Operations	Stephanie von Friedeburg [i]
Regional Vice President, Africa [a]	Sérgio Pimenta
Regional Vice President, Latin America and the Caribbean, and Europe [b]	Stephanie von Friedeburg (Acting) [g]
Regional Vice President, Middle East, Central Asia, and Türkiye [b]	Hela Cheikhrouhou [f]
Regional Vice President, Asia and Pacific	Alfonso García Mora
Vice President, Cross-Cutting Solutions [c]	Emmanuel Nyirinkindi [d]
Vice President, Corporate Support [c]	Elena Bourganskaia [e]
Vice President, Economics and Private Sector Development	Susan M. Lund [h]
Vice President and General Counsel, Legal and Compliance Risk	Christopher Stephens [j]
Vice President, Risk and Finance	Mohamed Gouled
Vice President and Treasurer	John Gandolfo
Vice President, Equity Mobilization (AMC)	Ruth Horowitz
_________
a    The Regional Vice President, Middle East and Africa was renamed to the Regional Vice President, Africa, effective July 1, 2021.
b    IFC added a fourth Regional Vice Presidency. The position of Regional Vice President, Middle East, Central Asia, and Türkiye was created and the Regional Vice President, Latin America & Caribbean and Europe & Central Asia was renamed to the Regional Vice President, Latin America and the Caribbean, and Europe, effective July 1, 2021.
c    IFC created the Cross-Cutting Solutions Vice Presidency and the Corporate Support Vice Presidency in place of the Corporate Strategy and Resources Vice Presidency and the Partnerships, Communication and Outreach Vice Presidency, effective July 1, 2021.
d    Emmanuel Nyirinkindi was appointed as the Vice President, Cross-Cutting Solutions, effective July 1, 2021.
e    Elena Bourganskaia was appointed as the Vice President, Corporate Support, effective July 1, 2021.
f    Hela Cheikhrouhou was appointed as the Regional Vice President, Middle East, Central Asia and Türkiye, effective September 8, 2021.
g    Georgina Baker left IFC on September 30, 2021. Wiebke Schloemer and subsequently Stephanie von Friedeburg assumed the role as the acting Regional Vice President, Latin America and the Caribbean, and Europe, from October 1, 2021 to June 30, 2022. Alfonso García Mora was appointed as the Regional Vice President, Latin America and the Caribbean, and Europe, effective July 1, 2022.
h    Susan M. Lund was appointed as the Vice President, Economics and Private Sector Development, effective October 1, 2021.
i    Stephanie von Friedeburg will be leaving IFC effective September 2022.
j    On July 21, 2022, Christopher Stephens was appointed as World Bank Group Senior Vice President and General Counsel effective September 16, 2022.
On July 8, 2022, IFC announced the creation of a new Vice President, Industries to oversee all Global Industry Departments, as well as the Corporate Portfolio and Operations Management Departments. Mohamed Gouled was appointed as the Vice President, Industries effective July 18, 2022.
On July 8, 2022, IFC announced the remapping of AMC to the Treasury & Syndications VPU and renaming it the Treasury & Mobilization VPU, effective August 1, 2022. Ruth Horowitz was appointed as the Regional Vice President for Asia and the Pacific effective August 1, 2022.
The FY22 consolidated financial statements reflect the organization structure at June 30, 2022, before the changes as discussed above.

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Management’s Discussion and Analysis

Figure 25: Governance Structure
BUSINESS CONDUCT
The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institutions. In support of this commitment, the institutions have in place a Code of Conduct. The WBG has both an Ethics Help Line and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.
IFC has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control and auditing processes.
WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.
GENERAL GOVERNANCE
IFC’s decision-making structure consists of the Board of Governors, the Board of Directors (Board of Directors or Board), the President, the Managing Director, Management and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Board of Directors to exercise any of its powers, except those reserved to the Board of Governors under IFC's Articles of Agreement.
BOARD OF DIRECTORS
In accordance with IFC's Articles of Agreement, Directors are appointed or elected every two years by their member governments. The Board currently has 25 Directors who represent all member countries. Directors are neither officers nor staff of IFC. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.
The Board is required to consider proposals made by the President on the use of IFC’s net income: retained earnings and designation of retained earnings and on other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and on other matters.
The Board and its committees are in continuous session based in Washington DC, as business requires. Each committee’s terms of reference establish its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

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Management’s Discussion and Analysis

The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows:
•Audit Committee – assists the Board in overseeing IFC’s finances, accounting, risk management and internal controls (see further explanation below).
•Budget Committee – assists the Board in approving IFC’s budget and in overseeing the preparation and execution of IFC’s strategy and business outlook. The committee provides guidance to management on strategic directions.
•Committee on Development Effectiveness – supports the Board in assessing IFC’s development effectiveness, providing guidance on strategic directions, and monitoring the quality and results of operations.
•Committee on Governance and Executive Directors’ Administrative Matters – assists the Board on issues related to governance, the Board’s own effectiveness, and the administrative policy applicable to Directors’ offices.
•Human Resources Committee – strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on IFC’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.
AUDIT COMMITTEE
Membership
The Audit Committee consists of eight Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Directors.
Key Responsibilities
The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IFC’s finances, accounting, risk management, internal controls and institutional integrity, specific responsibilities include:
•Oversight of the integrity of IFC’s financial statements.
•Appointment, qualifications, independence and performance of the External Auditor.
•Performance of the Group Internal Audit Department.
•Adequacy and effectiveness of financial and accounting policies and internal controls and the mechanisms to deter, prevent and penalize fraud and corruption in IFC operations and corporate procurement.
•Effective management of financial, fiduciary, and compliance risks in IFC.
•Oversight of the institutional arrangements and processes for risk management across IFC.
In carrying out its role, the Audit Committee discusses financial issues and policies that affect IFC’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.
Executive Sessions
Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.
Access to Resources and to Management
Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties, and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management, and reviews and discusses with Management topics considered in its terms of reference.
The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.
AUDITOR INDEPENDENCE
The appointment of the external auditor for IFC is governed by a set of Board-approved principles. These include:
•Limits on the external auditor's provision of non-audit-related services
•Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee, and
•Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter.

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Management’s Discussion and Analysis

The external auditor may provide non-prohibited, non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management or in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.
Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IFC’s external auditors also follow the communication requirements with the Audit Committees as set out under generally accepted auditing standards in the United States.
EXTERNAL AUDITORS
The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board.
Following a mandatory rebidding of the external audit contract, IFC’s Directors approved the appointment of Deloitte & Touche, LLP as IFC’s external auditor for a five-year term commencing FY19, subject to annual reappointment.
INTERNAL CONTROL
Internal Control Over Financial Reporting
Each fiscal year, Management evaluates the internal controls over financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect IFC’s internal control over financial reporting. The internal control framework promulgated by COSO, “Internal Control – Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. IFC uses the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting. As of June 30, 2022, management maintained effective internal control over financial reporting. See “Management’s report regarding effectiveness of Internal Control over Financial Reporting” for additional information.
IFC’s internal control over financial reporting was audited by Deloitte & Touche, LLP and their report expresses an unqualified opinion on the effectiveness of IFC's internal control over financial reporting as of June 30, 2022. See “Independent Auditor’s Report” for additional information.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IFC. Management conducted an evaluation of the effectiveness of such controls and procedures and the President, the Managing Director and Executive Vice President, the Vice President, Risk and Finance and the Controller have concluded that these controls and procedures were effective as of June 30, 2022.
OTHER
On March 31, 2019, the Supreme Court of the United States (Supreme Court) decided on a narrow question of U.S. statutory law. The U.S. International Organizations Immunities Act (IOIA) provides certain international organizations, including IFC, with the same immunity from suit in the United States as foreign states. This statutory grant of immunity is in addition to and independent of the immunities set forth in IFC’s Articles of Agreement, as codified in a separate U.S. statute. The Supreme Court decided that the grant of immunity under the IOIA had changed over time in line with changes in sovereign immunity, and that the IOIA now includes certain exceptions. The Supreme Court decision did not affect any of IFC’s other immunities under U.S. law, nor did it cover other sources of IFC’s immunities under international law such as IFC’s Articles of Agreement and the United Nations Convention on the Privileges and Immunities of the Specialized Agencies. There are currently several court cases in the United States that may be impacted by the Supreme Court decision, although none of these cases has reached a merits stage. The case in which the Supreme Court made its 2019 decision subsequently restarted in the United States lower courts, and IFC continued to present a number of jurisdictional arguments (including immunities-based arguments) for the dismissal of that case. The case has since been dismissed on immunity grounds both at the District Court and Court of Appeals levels, and, most recently, the Supreme Court has declined to hear the case a second time following a request by the plaintiffs for them to do so. See also Note Y to the FY22 consolidated financial statements.

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Management’s Discussion and Analysis

SECTION X: APPENDIX
GLOSSARY OF TERMS
AMC Funds: IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs). These funds collectively are referred to as the AMC Funds.
Articles: IFC’s Articles of Agreement.
Board: The Board of Directors as established by IFC’s Articles of Agreement.
Base of the Pyramid (BOP): Market segment comprised of all people with income below $8 per day in purchasing power parity or who lack access to basic goods and services.
Capital Adequacy: A measure of IFC’s ability to withstand unexpected shocks as IFC is required to maintain a minimum level of capital available (Balance Sheet Capital less Designated Retained Earnings) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining IFC's AAA rating.
Capital Available: Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: Balance Sheet Capital less Designated Retained Earnings.
Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
Core Mobilization: Non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a Client. A Client is a legal entity to which IFC provides Advisory Services (AS) or Investment Services (IS).
Capital Utilization Ratio (CUR): A ratio to measure IFC's capital adequacy expressed as Capital Required divided by Capital Available.
Credit spread: A credit spread is the difference in yield between two bonds of similar maturity but different credit quality.
Economic Capital (EC): Minimum USD amount of capital required to meet expected and unexpected losses. For Financial Product(s), calculated as Exposure at Risk (EAR) multiplied by Economic Capital Ratio for relevant product/sub-product.
Fast Track COVID-19 Facility (COVID Facility, or FTCF): World Bank Group package to support country and private sector clients with the health and economic impacts of COVID-19. IFC Management has allocated 40 percent of its contribution to projects in IDA/FCS countries.
IDA18: IDA's Eighteenth Replenishment of Resources.
IDA19: IDA's Nineteenth Replenishment of Resources.
IDA-eligible countries: Countries eligible to borrow from IDA on concessional terms.
IFC 3.0: Creating Markets and Mobilizing Private Capital is long-term strategy that is re-orienting IFC to a more deliberate and systematic approach to market development, particularly in IDA-eligible countries and Fragile and Conflict-affected Situations, and to more proactively marshal new sources of institutional capital to support private sector solutions in pursuit of the Twin Goals.
Income Available for Designations: Income Available for Designations (a non-U.S. GAAP measure) is used as a basis for designations of retained earnings. Beginning in FY20, IFC uses “income excluding unrealized gains and losses on investments and borrowings” as the metric for Income Available for Designations.
Paris Agreement: The Paris Agreement is the universal, legally binding global climate change agreement, adopted at the Paris climate conference in December 2015. It sets out a global framework to avoid dangerous climate change by limiting global warming and aims to strengthen countries’ ability to deal with the impacts of climate change and support them in their efforts.
Spring Meetings: The Spring Meetings of the International Monetary Fund and the Boards of Governors of the World Bank Group is a gathering that features the Development Committee and International Monetary and Financial Committee plenary session to discuss work of the institutions.
Upstream: Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. Upstream activities comprise IFC engagements which aim to (i) Support the creation and realization of specific projects, for which IFC is a likely finance partner (Transaction Upstream); and/or have a wider market or sectoral impact to facilitate private sector investment, for which in turn IFC could be a potential financing partner (Creating Markets Upstream).
U.S. GAAP: Accounting principles generally accepted in the United States of America.
UN: United Nations.
World Bank: The World Bank comprises IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

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Management’s Discussion and Analysis

ABBREVIATIONS AND ACRONYMS

ABS	:	Asset-Backed Securities	IFIs	:	International Financial Institutions
AIMM	:	Anticipated Impact Measurement and Monitoring	IJs	:	Intermediate Jurisdictions
ALM	:	Asset Liability Management	INT	:	Integrity Vice Presidency
AML/CFT	:	Anti-Money Laundering/ Combating the Financing of Terrorism	IOIA	:	U.S. International Organizations Immunities Act
ARRC	:	Alternative Reference Rates Committee	ISDA	:	International Swaps and Derivatives Association
BFC	:	Blended Finance and Donor Funds Committee	ITSG	:	Information and Technology Steering Group
CAO	:	Compliance Advisory/Ombudsman	KRIs	:	key Risk Indicators
CBR	:	Business Risk and Compliance Department	LCR	:	Liquidity Coverage Ratios
CDS	:	Credit Default Swap	LTF	:	Long-Term Finance
CECL	:	Current Expected Credit Loss	MBS	:	Mortgage-Backed Securities
CEG	:	Sustainability and Gender Solutions Department	MD	:	Managing Director
CES	:	Environmental and Social Policy and Risk Department	MD&A	:	Management’s Discussion and Analysis
CMAW	:	Creating Markets Advisory Window	MIGA	:	Multilateral Investment Guarantee Agency
COVID-19	:	Coronavirus Disease 2019	MT	:	IFC’s Management Team
CR	:	Credit Rating	NAV	:	Net Asset Value
CRC	:	Corporate Risk Committee	NDCs	:	Nationally Determined Contributions
CRM	:	Client Risk Management	NPLs	:	Non-performing Loans
CUR	:	Capital Utilization Ratio	OC	:	IFC’s Operations Committee
DSC	:	Deployable Strategic Capital	ORM	:	IFC’s Operational Risk Management
E&S	:	Environmental and Social	PBAC	:	Pension Benefits Administration Committee
EBC	:	Ethics and Business Conduct	PEBP	:	Post-Employment Benefit Plan
ERM	:	Enterprise Risk Management Framework	PFC	:	Pension Finance Committee
ESG	:	Environmental, Social & Governance	pp	:	Percentage Point
ESRP	:	Environmental and Social Review Procedure	PPP	:	Public-Private Partnership
ESRR	:	E&S Risk Rating	RA	:	Risk Appetite
FCA	:	Financial Conduct Authority	RCSA	:	Risk and Control Self-Assessments
FCS	:	Fragile and Conflict-Affected Situations	RSBP	:	Retired Staff Benefits Plan
FMTAAS	:	Funding Mechanism for Technical Assistance and Advisory Services	SCI	:	Selective Capital Increase
GCI	:	General Capital Increase	SLAs	:	Service Level Agreements
GP	:	General Partner	SME	:	Small and Medium Enterprise
IBRD	:	International Bank for Reconstruction and Development	SOFR	:	Secured Overnight Financing Rate
ICSID	:	International Centre for Settlement of Investment Disputes	SRP	:	Staff Retirement Plan
IDA	:	International Development Association	STF	:	Short-Term Finance
IDA-PSW	:	IDA Private Sector Window	VIEs	:	Variable Interest Entities
IEG	:	Independent Evaluation Group	VPU	:	Vice Presidency Unit
IFC or the Corporation	:	International Finance Corporation

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CONSOLIDATED FINANCIAL STATEMENTS AND
INTERNAL CONTROL REPORTS
June 30, 2022

Management's Report Regarding Effectiveness of
Internal Control over Financial Reporting

August 5, 2022

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include amounts based on informed judgments and estimates made by management.
The consolidated financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IFC's consolidated financial statements and audit of its internal control over financial reporting were valid and appropriate. The independent auditors’ reports accompany the audited consolidated financial statements.
Management is responsible for establishing and maintaining effective internal control over financial reporting for financial statement presentations in conformity with US GAAP. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over financial reporting supports the integrity and reliability of the external consolidated financial statements.
There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.
IFC assessed its internal control over financial reporting for financial statement presentation in conformity with US GAAP as of June 30, 2022. This assessment was based on the criteria for effective internal control over financial reporting described in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over financial reporting presented in conformity with US GAAP as of June 30, 2022. The independent audit firm that audited the consolidated financial statements has issued an Independent Auditors’ Report which expresses an opinion on IFC’s internal control over financial reporting.
The Board of Directors has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Independent Auditor’s Report
President and Board of Directors
International Finance Corporation
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of International Finance Corporation and its subsidiaries ("IFC") as of June 30, 2022, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, IFC maintained, in all material respects, effective internal control over financial reporting as of June 30, 2022, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the consolidated financial statements as of and for the year ended June 30, 2022 of IFC, and our report dated August 5, 2022, expressed an unmodified opinion on those financial statements.
Basis for Opinion
We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of IFC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for Internal Control over Financial Reporting
Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding Effectiveness of Internal Control over Financial Reporting.
Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting
Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.
In performing an audit of internal control over financial reporting in accordance with GAAS, we:
▪Exercise professional judgment and maintain professional skepticism throughout the audit.
▪Obtain an understanding of internal control over financial reporting, assess the risks that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.
Definition and Inherent Limitations of Internal Control over Financial Reporting
An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
August 5, 2022

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CONSOLIDATED BALANCE SHEETS
as of June 30, 2022 and June 30, 2021

(US$ in millions)	June 30, 2022	June 30, 2021
Assets
Cash and due from banks – Note C	$702	$748
Time deposits – Note C	6,579	16,279
Trading securities – Notes C and R	30,891	33,456
(includes $5,517 and $7,577 securities pledged to creditors under repurchase agreements at June 30, 2022 and June 30, 2021 respectively)
Securities purchased under resale agreements and receivable for cash collateral pledged – Notes C, R and W	8,178	965
Investments – Notes B, D, E, F, G, R and T
Loans
($1,374 at June 30, 2022, $1,330 at June 30, 2021 at fair value;
net of reserve against losses of $1,209 at June 30, 2022, $1,324 at June 30, 2021)
– Notes D, E, R and T	26,223	25,644
Equity investments
– Notes B, D, G, R and T	11,137	12,027
Debt securities – Notes D, F, R and T	6,733	7,320
(includes available-for-sale securities of $1,919 and $2,987, with associated amortized cost of $2,219 and $3,009, net of reserve against credit losses of $14 at June 30, 2022 and $3 at June 30, 2021)
Total investments	44,093	44,991
Derivative assets – Notes C, Q, R, W and X	3,856	4,241
Receivables and other assets – Notes C, J, T, U and X	4,711	4,584
Total assets	$99,010	$105,264
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received – Notes C and W	$6,223	$8,668
Borrowings outstanding – Notes K, R and X
From market and other sources at amortized cost	2,962	3,337
From market sources at fair value	44,963	51,878
From International Development Association at fair value	344	484
Total borrowings	48,269	55,699
Derivative liabilities – Notes C, Q, R, W and X	7,900	3,784
Payables and other liabilities – Notes C, E, L, T, U, V and X	3,813	5,869
Total liabilities	66,205	74,020
Capital
Authorized capital, shares of $1,000 par value each – Note M
(25,079,991 shares at June 30, 2022 and June 30, 2021)
Subscribed capital	23,611	22,806
Less: unpaid portion of subscriptions	(1,862)	(2,046)
Paid-in capital	21,749	20,760
Accumulated other comprehensive loss – Note O	(82)	(1,118)
Retained earnings – Note O	11,138	11,602
Total capital	32,805	31,244
Total liabilities and capital	$99,010	$105,264
The notes to consolidated financial statements are an integral part of these statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS
for the three years ended June 30, 2022, June 30, 2021 and June 30, 2020

(US$ in millions)	2022	2021	2020
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives – Note E	$1,156	$1,116	$1,510
(Provision) release of provision for losses on loans, off-balance sheet credit exposures and other receivables – Note E	(126)	201	(638)
Income (loss) from equity investments and associated derivatives – Note G	208	3,201	(1,067)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives – Note F	414	340	231
Provision for losses on available-for-sale debt securities – Note F	(14)	(3)	—
Total income from investments	1,638	4,855	36
(Loss) income from liquid asset trading activities – Note C	(413)	327	1,039
Charges on borrowings – Note K	(302)	(326)	(1,181)
Income (loss) from investments and liquid asset trading activities, after charges on borrowings	923	4,856	(106)
Other income
Advisory services income – Note U	233	237	281
Service fees	142	146	141
Other – Notes B and N	44	212	137
Total other income	419	595	559
Other expenses
Administrative expenses – Note V	(1,441)	(1,355)	(1,281)
Advisory services expenses – Note U	(287)	(277)	(312)
Other, net – Notes B and V	75	(55)	(35)
Total other expenses	(1,653)	(1,687)	(1,628)
Foreign currency transaction gains (losses) on non-trading activities	76	(148)	144
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(235)	3,616	(1,031)
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value – Note P	(229)	806	(641)
(Loss) income before grants to IDA	(464)	4,422	(1,672)
Grants to IDA – Note O	—	(213)	—
Net (loss) income – Note S	$(464)	$4,209	$(1,672)

The notes to consolidated financial statements are an integral part of these statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the three years ended June 30, 2022, June 30, 2021 and June 30, 2020

(US$ in millions)	2022	2021	2020
Net (loss) income – Note S	$(464)	$4,209	$(1,672)
Other comprehensive income (loss)
Unrealized gains and losses on debt securities
Net unrealized (losses) gains on available-for-sale debt securities arising during the period	(254)	183	(291)
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(38)	(33)	(7)
Reclassification adjustment for impairments related to credit loss included in net income (Release of provision for losses on available-for-sale debt securities)	14	3	—
Reclassification adjustment for other-than-temporary impairments included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	—	—	130
Net unrealized (losses) gains on debt securities	(278)	153	(168)
Unrealized gains and losses on borrowings
Net unrealized gains (losses) arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option	239	(270)	282
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings (charges on borrowings)	1	1	6
Net unrealized gains (losses) on borrowings	240	(269)	288
Net unrecognized net actuarial gains (losses) and unrecognized prior service credits (cost) on benefit plans – Note V	1,074	982	(872)
Total other comprehensive income (loss)	1,036	866	(752)
Total comprehensive income (loss)	$572	$5,075	$(2,424)

The notes to consolidated financial statements are an integral part of these statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
for the three years ended June 30, 2022, June 30, 2021 and June 30, 2020

(US$ in millions)	Undesignated retained earnings	Designated retained earnings	Total retained earnings	Accumulated other comprehensive income (loss) – Note O	Paid-in capital	Total capital
At June 30, 2019	$25,905	$366	$26,271	$(1,232)	$2,567	$27,606
Year ended June 30, 2020
Net loss	(1,672)		(1,672)			(1,672)
Other comprehensive loss				(752)		(752)
Designation of retained earnings – Note O	(122)	122	—			—
Expenditures against designated retained earnings – Note O	55	(55)	—			—
Conversion of a portion of retained earnings into paid-in capital	(17,000)		(17,000)		17,000	—
At June 30, 2020	$7,166	$433	$7,599	$(1,984)	$19,567	$25,182
Cumulative effect of adoption of ASU 2016-13, effective July 1, 2020	(206)		(206)			(206)
Year ended June 30, 2021
Net income	4,209		4,209			4,209
Other comprehensive income				866		866
Designations of retained earnings – Note O	(44)	44	—			—
Expenditures against designated retained earnings – Note O	270	(270)	—			—
Payments received for subscribed capital					1,193	1,193
At June 30, 2021	$11,395	$207	$11,602	$(1,118)	$20,760	$31,244
Year ended June 30, 2022
Net loss	(464)		(464)			(464)
Other comprehensive income				1,036		1,036
Designations of retained earnings – Note O	(161)	161	—			—
Expenditures against designated retained earnings – Note O	70	(70)	—			—
Payments received for subscribed capital					989	989
At June 30, 2022	$10,840	$298	$11,138	$(82)	$21,749	$32,805

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 68

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three years ended June 30, 2022, June 30, 2021 and June 30, 2020

(US$ in millions)	2022	2021	2020
Cash flows from investing activities
Loan disbursements	$(9,719)	$(9,277)	$(8,185)
Investments in equity securities	(1,471)	(886)	(803)
Investments in debt securities	(1,622)	(1,117)	(1,175)
Loan repayments	8,286	8,282	6,611
Debt securities repayments	898	717	397
Proceeds from sales of loans	11	89	10
Proceeds from sales of equity investments	2,567	2,365	2,395
Proceeds from sales of debt securities	185	242	82
Loan origination fees received	72	54	51
Investment in fixed assets	(50)	(55)	(57)
Net cash (used in) provided by investing activities	(843)	414	(674)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	14,018	18,004	15,241
Retirement	(15,072)	(17,329)	(14,586)
Change in derivatives associated with borrowings, net	(160)	(593)	(676)
Short-term borrowings, net	640	(802)	792
Capital subscriptions	1,446	734	—
Net cash provided by financing activities	872	14	771
Cash flows from operating activities
Net (loss) income	(464)	4,209	(1,672)
Adjustments to reconcile net income or loss to net cash used in operating activities:
Realized losses (gains) on loans and associated derivatives, net	9	(14)	12
Realized gains on debt securities and associated derivatives, net	(112)	(57)	(24)
(Gains) losses on equity investments and related derivatives, net	(25)	(2,981)	1,240
Net realized gains on extinguishment of borrowings	(8)	(3)	(7)
Provision (release of provision)	140	(198)	638
Other-than-temporary impairments on debt securities	—	—	130
Accretion of net discounts, premiums and loan origination fees	(54)	(63)	(12)
Depreciation expenses	71	60	62
Foreign currency transaction (gains) losses on non-trading activities	(76)	148	(144)
Net unrealized losses (gains) on non-trading financial instruments accounted for at fair value	229	(806)	641
Net discounts paid on retirement of borrowings	(3)	(8)	(46)
Change in accrued income on loans and debt securities (after swaps), net	(49)	69	53
Change in accrued expenses on borrowings (after swaps), net	119	(86)	(135)
Change in liquid asset trading portfolio	(9,570)	(1,114)	(2,254)
Change in derivatives associated with loans and client risk management, net	514	211	342
Change in payables and other liabilities	267	350	167
Change in receivables and other assets	(349)	(313)	(166)
Net cash used in operating activities	(9,361)	(596)	(1,175)
Change in cash and cash equivalents	(9,332)	(168)	(1,078)
Effect of exchange rate changes on cash and cash equivalents	(368)	436	(138)
Net change in cash and cash equivalents	(9,700)	268	(1,216)
Beginning cash and cash equivalents	13,022	12,754	13,970
Ending cash and cash equivalents	$3,322	$13,022	$12,754
Composition of cash and cash equivalents
Cash and due from banks	702	748	545
Time deposits with maturities under three months	2,620	12,274	12,209
Total cash and cash equivalents	$3,322	$13,022	$12,754
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 69

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three years ended June 30, 2022, June 30, 2021 and June 30, 2020

(US$ in millions)	2022	2021	2020
Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(635)	$383	$(652)
Debt securities	(454)	106	(310)
Loan and debt security-related currency swaps	972	(483)	882
Borrowings	3,209	(1,957)	1,712
Borrowing-related currency swaps	(3,156)	1,940	(1,701)
Charges on borrowings paid, net	$186	$422	$1,318
Non-cash items:
Loan and debt security conversion to equity, net	$54	$36	$99

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 70

SUPPLEMENTAL INFORMATION: CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER as of June 30, 2022
(US$ in thousands)	Capital Stock		Voting Power			Capital Stock		Voting Power
Members	Amount paid	Percent of total	Number of votes	Percent of total	Members	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	1,727	0.01	8,598	0.04	Ecuador	16,477	0.08	23,348	0.10
Albania	9,927	0.05	16,798	0.07	Egypt, Arab Republic of	102,017	0.47	108,888	0.47
Algeria	58,133	0.27	65,004	0.28	El Salvador	702	0.00	7,573	0.03
Angola	11,292	0.05	18,163	0.08	Equatorial Guinea	328	0.00	7,199	0.03
Antigua and Barbuda	99	0.00	6,970	0.03	Eritrea	7,129	0.03	14,000	0.06
Argentina	323,320	1.49	330,191	1.43	Estonia	11,555	0.05	18,426	0.08
Armenia	7,564	0.03	14,435	0.06	Eswatini	5,215	0.02	12,086	0.05
Australia	422,288	1.94	429,159	1.86	Ethiopia	2,036	0.01	8,907	0.04
Austria	171,867	0.79	178,738	0.78	Fiji	3,048	0.01	9,919	0.04
Azerbaijan	19,203	0.09	26,074	0.11	Finland	133,262	0.61	140,133	0.61
Bahamas, The	2,554	0.01	9,425	0.04	France	1,027,388	4.72	1,034,259	4.49
Bahrain	13,313	0.06	20,184	0.09	Gabon	9,668	0.04	16,539	0.07
Bangladesh	78,693	0.36	85,564	0.37	Gambia, The	717	0.00	7,588	0.03
Barbados	2,752	0.01	9,623	0.04	Georgia	10,522	0.05	17,393	0.08
Belarus	42,439	0.20	49,310	0.21	Germany	1,150,162	5.29	1,157,033	5.02
Belgium	407,773	1.87	414,644	1.80	Ghana	42,286	0.19	49,157	0.21
Belize	770	0.00	7,641	0.03	Greece	56,234	0.26	63,105	0.27
Benin	907	0.00	7,778	0.03	Grenada	1,576	0.01	8,447	0.04
Bhutan	5,490	0.03	12,361	0.05	Guatemala	8,265	0.04	15,136	0.07
Bolivia	14,502	0.07	21,373	0.09	Guinea	2,585	0.01	9,456	0.04
Bosnia and Herzegovina	7,115	0.03	13,986	0.06	Guinea-Bissau	137	0.00	7,008	0.03
Botswana	862	0.00	7,733	0.03	Guyana	10,613	0.05	17,484	0.08
Brazil	423,812	1.95	430,683	1.87	Haiti	6,267	0.03	13,138	0.06
Brunei Darussalam	2,503	0.01	9,374	0.04	Honduras	3,774	0.02	10,645	0.05
Bulgaria	37,620	0.17	44,491	0.19	Hungary	98,996	0.46	105,867	0.46
Burkina Faso	6,374	0.03	13,245	0.06	Iceland	2,044	0.01	8,915	0.04
Burundi	762	0.00	7,633	0.03	India	873,996	4.02	880,867	3.83
Cabo Verde	114	0.00	6,985	0.03	Indonesia	263,736	1.21	270,607	1.18
Cambodia	2,585	0.01	9,456	0.04	Iran, Islamic Republic of	11,010	0.05	17,881	0.08
Cameroon	6,748	0.03	13,619	0.06	Iraq	1,121	0.01	7,992	0.03
Canada	796,137	3.66	803,008	3.49	Ireland	18,274	0.08	25,145	0.11
Central African Republic	907	0.00	7,778	0.03	Israel	22,759	0.10	29,630	0.13
Chad	10,400	0.05	17,271	0.08	Italy	690,575	3.18	697,446	3.03
Chile	96,428	0.44	103,299	0.45	Jamaica	32,648	0.15	39,519	0.17
China	537,752	2.47	544,623	2.37	Japan	1,800,442	8.28	1,807,313	7.85
Colombia	111,522	0.51	118,393	0.51	Jordan	7,175	0.03	14,046	0.06
Comoros	107	0.00	6,978	0.03	Kazakhstan	35,355	0.16	42,226	0.18
Congo, Democratic Republic of	16,461	0.08	23,332	0.10	Kenya	30,811	0.14	37,682	0.16
Congo, Republic of	999	0.00	7,870	0.03	Kiribati	91	0.00	6,962	0.03
Costa Rica	7,259	0.03	14,130	0.06	Korea, Republic of	267,866	1.23	274,737	1.19
Cote d'Ivoire	29,443	0.14	36,314	0.16	Kosovo	12,086	0.06	18,957	0.08
Croatia	24,794	0.11	31,665	0.14	Kuwait	114,925	0.53	121,796	0.53
Cyprus	16,309	0.07	23,180	0.10	Kyrgyz Republic	13,114	0.06	19,985	0.09
Czech Republic	84,635	0.39	91,506	0.40	Lao People's Democratic Republic	2,344	0.01	9,215	0.04
Denmark	170,267	0.78	177,138	0.77	Latvia	18,253	0.08	25,124	0.11
Djibouti	160	0.00	7,031	0.03	Lebanon	1,029	0.00	7,900	0.03
Dominica	703	0.00	7,574	0.03	Lesotho	541	0.00	7,412	0.03
Dominican Republic	9,050	0.04	15,921	0.07	Liberia	633	0.00	7,504	0.03

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 71

SUPPLEMENTAL INFORMATION: CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER as of June 30, 2022
(US$ in thousands)	Capital Stock		Voting Power			Capital Stock		Voting Power
Members	Amount paid	Percent of total	Number of votes	Percent of total	Members	Amount paid	Percent of total	Number of votes	Percent of total
Libya	419	0.00	7,290	0.03	Saudi Arabia	519,298	2.39	526,169	2.28
Lithuania	20,381	0.09	27,252	0.12	Senegal	17,986	0.08	24,857	0.11
Luxembourg	23,835	0.11	30,706	0.13	Serbia	13,747	0.06	20,618	0.09
Madagascar	6,834	0.03	13,705	0.06	Seychelles	206	0.00	7,077	0.03
Malawi	13,892	0.06	20,763	0.09	Sierra Leone	1,700	0.01	8,571	0.04
Malaysia	126,614	0.58	133,485	0.58	Singapore	6,309	0.03	13,180	0.06
Maldives	395	0.00	7,266	0.03	Slovak Republic	40,976	0.19	47,847	0.21
Mali	3,439	0.02	10,310	0.04	Slovenia	14,771	0.07	21,642	0.09
Malta	12,314	0.06	19,185	0.08	Solomon Islands	282	0.00	7,153	0.03
Marshall Islands	5,055	0.02	11,926	0.05	Somalia	633	0.00	7,504	0.03
Mauritania	1,632	0.01	8,503	0.04	South Africa	132,805	0.61	139,676	0.61
Mauritius	15,347	0.07	22,218	0.10	South Sudan	14,334	0.07	21,205	0.09
Mexico	232,794	1.07	239,665	1.04	Spain	359,308	1.65	366,179	1.59
Micronesia, Federated States of	5,673	0.03	12,544	0.05	Sri Lanka	57,116	0.26	63,987	0.28
Moldova	9,089	0.04	15,960	0.07	St. Kitts and Nevis	4,864	0.02	11,735	0.05
Mongolia	1,098	0.01	7,969	0.03	St. Lucia	564	0.00	7,435	0.03
Montenegro	7,891	0.04	14,762	0.06	Sudan	846	0.00	7,717	0.03
Morocco	81,799	0.38	88,670	0.39	Suriname	4,727	0.02	11,598	0.05
Mozambique	2,455	0.01	9,326	0.04	Sweden	234,918	1.08	241,789	1.05
Myanmar	5,078	0.02	11,949	0.05	Switzerland	369,756	1.70	376,627	1.64
Namibia	3,080	0.01	9,951	0.04	Syrian Arab Republic	1,479	0.01	8,350	0.04
Nepal	6,267	0.03	13,138	0.06	Tajikistan	9,241	0.04	16,112	0.07
Netherlands	476,540	2.19	483,411	2.10	Tanzania	7,647	0.04	14,518	0.06
New Zealand	47,437	0.22	54,308	0.24	Thailand	117,536	0.54	124,407	0.54
Nicaragua	5,452	0.03	12,323	0.05	Timor-Leste	5,924	0.03	12,795	0.06
Niger	1,121	0.01	7,992	0.03	Togo	6,161	0.03	13,032	0.06
Nigeria	270,840	1.25	277,711	1.21	Tonga	903	0.00	7,774	0.03
North Macedonia	5,317	0.02	12,188	0.05	Trinidad and Tobago	31,352	0.14	38,223	0.17
Norway	148,285	0.68	155,156	0.67	Tunisia	30,332	0.14	37,203	0.16
Oman	9,050	0.04	15,921	0.07	Türkiye	120,751	0.56	127,622	0.55
Pakistan	169,747	0.78	176,618	0.77	Turkmenistan	6,176	0.03	13,047	0.06
Palau	191	0.00	7,062	0.03	Tuvalu	520	0.00	7,391	0.03
Panama	7,678	0.04	14,549	0.06	Uganda	5,604	0.03	12,475	0.05
Papua New Guinea	8,745	0.04	15,616	0.07	Ukraine	77,458	0.36	84,329	0.37
Paraguay	3,324	0.02	10,195	0.04	United Arab Emirates	30,750	0.14	37,621	0.16
Peru	71,689	0.33	78,560	0.34	United Kingdom	1,027,388	4.72	1,034,259	4.49
Philippines	115,954	0.53	122,825	0.53	United States	4,341,278	19.96	4,348,149	18.88
Poland	57,985	0.27	64,856	0.28	Uruguay	27,212	0.13	34,083	0.15
Portugal	63,467	0.29	70,338	0.31	Uzbekistan	29,530	0.14	36,401	0.16
Qatar	12,581	0.06	19,452	0.08	Vanuatu	419	0.00	7,290	0.03
Romania	41,606	0.19	48,477	0.21	Venezuela, Republica Bolivariana de	210,347	0.97	217,218	0.94
Russian Federation	784,211	3.61	791,082	3.44	Vietnam	3,401	0.02	10,272	0.04
Rwanda	2,333	0.01	9,204	0.04	Yemen, Republic of	5,452	0.03	12,323	0.05
Samoa	267	0.00	7,138	0.03	Zambia	11,854	0.05	18,725	0.08
Sao Tome and Principe	3,347	0.02	10,218	0.04	Zimbabwe	24,513	0.11	31,384	0.14
* May differ from the sum of individual percentages shown because of rounding					Total June 30, 2022	21,749,150	100.00*	23,027,156	100.00*
					Total June 30, 2021	20,759,831	100.00*	21,979,721	100.00*

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements include the financial statements of IFC and its consolidated subsidiary (merged into IFC on January 31, 2020). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations in accordance with U.S. GAAP.
Consolidated Financial Statements presentation – Certain amounts in prior years have been changed to conform to the current year’s presentation.
IFC aligned the presentation of foreign currency gains and losses on borrowings with the foreign currency gains and losses on currency swaps which economically hedge those borrowings in the second quarter of the year ended June 30, 2021. This resulted in a change in classification of foreign currency gains and losses on borrowings from “Foreign currency transaction gains (losses) on non-trading activities,” to “Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value”. As a result of this change in classification, the impact for the year ended June 30, 2021 includes $108 million decrease in the foreign currency loss on borrowings, and an equivalent amount of decrease in the unrealized gain on non-trading financial instruments accounted for at fair value. The change in presentation had no impact on IFC’s net income and was immaterial for prior periods.
Functional currency – IFC’s functional currency is the United States dollar (U.S. dollars, US$ or $).
Use of estimates – The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and, off-balance sheet credit exposures; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected pension benefit obligations, fair value of pension and other post-retirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Consolidation, non-controlling interests and variable interest entities – IFC consolidates:
i.all majority-owned subsidiaries;
ii.limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and
iii.variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).
Significant intercompany accounts and transactions are eliminated in consolidation.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
An entity is a VIE if:
i.its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
ii.its equity investors do not have decision-making rights about the entity's operations; or
iii.its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.
A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.
IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Fair Value Option – IFC has elected the Fair Value Option under the subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option) for several of its financial assets and financial liabilities. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.
IFC has elected the Fair Value Option (FVO) for the following financial assets and financial liabilities:
i.direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method and all other financial interests in the investee (e.g., guarantees, loans)
ii.all market borrowings that are economically hedged with financial instruments accounted for at fair value with changes therein reported in earnings;
iii.borrowings from IDA;
effective July 1, 2018:
i.substantially all investments in debt securities; and
ii.substantially all hybrid instruments in the loan investment portfolio;
All borrowings for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments accounted for at fair value with changes in fair value reported in earnings as such changes occur. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and related economic hedges differently, without having to apply ASC Topic 815, Derivatives and Hedging (ASC 815)'s complex hedge accounting requirements.
Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans and issued guarantees to some of those investees; therefore, the Fair Value Option is also applied to those loans and issued guarantees.
The FVO has been elected for substantially all investments in debt securities and hybrid loan instruments recognized after June 30, 2018. Among other things, measuring all investments in debt securities and hybrid loan instruments at fair value eliminates the requirement to bifurcate the host and embedded derivative that may have otherwise applied in certain instances, results in more accounting consistency across IFC’s investment portfolio and results in a measurement method that is consistent with the manner in which the portfolio is managed.
Fair Value Measurements
IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.
ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed.
Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data.
IFC’s policy is to recognize transfers in and transfers out of levels as of the beginning of the reporting period in which they occur.
IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, Financial Services – Investment Companies (ASC 946). If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.
Remeasurement of foreign currency transactions – Monetary assets and liabilities not denominated in U.S. dollars, are expressed in U.S. dollars at the exchange rates prevailing at end of each reporting period. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.
Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.
Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the consolidated statement of operations.
Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received. IFC has elected to present interest income separately from other changes in the fair value of loans measured at fair value through earnings under the FVO. IFC applies cost recovery or cash method for recognizing interest income from certain debt securities and beneficial interests accounted for as debt securities whose cash flows cannot be reliably estimated.
IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.
Accrued interest balances are reported within receivables and other assets on the consolidated balance sheets. IFC elected not to measure expected credit losses for accrued interest receivables related to its loans and the available-for-sale securities portfolio as IFC’s policy is to write-off uncollectible accrued interest receivable balances in a timely manner. Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status.
Reserve against losses on loans and off-balance sheet credit arrangements
Effective July 1, 2020, pursuant to Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments and related amendments, which is incorporated in ASC Topic 326, Financial Instruments-Credit Losses (ASC 326), IFC adopted ASC 326 to replace the incurred loss methodology for recognizing credit losses in place at June 30, 2020. The objective of ASC 326 is to recognize a reserve for credit losses that is deducted from the amortized cost basis of the financial asset to present the net amount expected to be collected on the financial asset on the balance sheet.
In developing the estimate of expected credit losses in accordance with ASC 326, IFC introduced a credit loss methodology that reflects an estimate of expected credit losses over the remaining contractual life of a financial asset, considering forward looking information. IFC considered the relevant inputs and assumptions required to perform the estimate. These included, but are not limited to, historical and current loan portfolio data, data relevant to current economic conditions, and data relevant to reasonable and supportable forecasts of economic conditions. Inputs and assumptions are quantitative or qualitative in nature. In particular, the forecast of key economic variables relevant to the loan portfolio is one of the critical assumptions to IFC’s estimation of expected credit losses. The forecast of economic variables are credit loss drivers that produce a macro-economic response estimate of loss over the 3-year period that IFC deems to be reasonable and supportable. For periods beyond the reasonable and supportable forecast period, expected credit losses are estimated by reverting to historical loss information without adjustment for changes in economic conditions. This reversion is phased in over a one-year period on a straight-line basis. The Segmentation process is based on a facility and credit rating, with certain assumptions segmented by industry. The facility rating applies to an individual investment product and provides information on the amount of loss that IFC is likely to incur on that product if the obligor defaults. IFC’s forecast of expected credit losses is based on the probability of a loan defaulting associated with each credit risk rating, the expected loss percentage given a default associated with each facility risk rating, and the expected balance at the estimated date of default. The estimate of the expected balance at the time of default considers a prepayment assumption and, for loans with available credit, a disbursement assumption estimates expected utilization rates.
The reserve against losses on loans are established through a review process undertaken on a quarterly basis and has two main components: (a) a portfolio reserve for expected losses determined from the historical loss rates, adjusted for qualitative factors, and forecasted expected losses on the segments associated with the loan class with similar risk characteristics; and (b) an individual reserve which is a separate reserve representing the reserve assigned to individually evaluated loans that do not share similar risk characteristics with other loans. IFC considers its entire loan portfolio to comprise one portfolio segment and defines the one major category of loans to be the grouping of the loan receivable based on risk characteristics and the method for monitoring and assessing credit risk. The risks inherent in the portfolio that are considered in determining the portfolio reserve are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in a borrower's financial statements.
For individual reserve, loans identified as not sharing similar risk characteristics with other assets are individually evaluated for the net amount expected to be collected and reserve is determined for them outside of the portfolio reserve computation. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining a loss reserve include, but are not limited to, the borrower’s financial difficulties, assessing the risk of breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Loans modified as troubled debt restructuring, as well as loans placed in nonaccrual status are individually evaluated for the net amount expected to be collected.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Individually evaluated loans are measured based on the present value of expected future cash flows to be received, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral, less the cost to sell.
IFC recognizes reserve on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries which are considered in the reserving process, if any, associated with previously written-off loans.
In accordance with ASC 326, IFC recognizes a reserve for credit losses on off-balance sheet credit exposures for guarantees that are not measured at fair value and other off-balance sheet arrangements, primarily reserve for credit losses on loans committed but not disbursed, based on expected credit losses over the contractual period in which IFC is exposed to credit risk via a present contractual obligation to extend credit, unless that obligation is unconditionally cancellable by IFC. Reserve against losses on off-balance sheet credit exposures are included within Payables and other liabilities on the consolidated balance sheets, with changes recognized through provision for losses on loans in net income. Methodologies for estimating the reserve for credit losses on off-balance sheet credit exposures, including loans committed but not disbursed, are generally consistent with methodologies for estimating the reserve for credit losses for the disbursed loan portfolio, as discussed above as applicable, but is subject to an additional parameter reflecting the likelihood that funding will occur.
Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.
Pursuant to Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01) and ASC Topic 321, Investments – Equity Securities (ASC 321), effective July 1, 2018 all equity investments are measured at fair value, with unrealized gains and losses reported in earnings.
IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its natural resources unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.
Unrealized gains and losses on equity investments accounted for at fair value are reported in income from equity investments and associated derivatives on the consolidated statements of operations. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold.
Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded on trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.
IFC enters into put options, call options and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative. Put options, call options and warrant agreements that do not meet the definition of a derivative are measured at fair value with unrealized gains and losses recognized in earnings in accordance with ASC 321 and included in “Equity investments” on the consolidated balance sheets.
Gains and losses on debt conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the consolidated statements of operations.
Debt securities – Debt securities in the investment portfolio classified as available-for-sale are carried at fair value on the consolidated balance sheets with unrealized gains and losses included in accumulated other comprehensive income until realized.
IFC has elected to present interest income separately from other changes in the fair value of debt securities measured at fair value through earnings under the FVO. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” on the consolidated statements of operations.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
IFC invests in certain debt securities with conversion features; if the hybrid instrument is not measured at fair value with unrealized gains and losses reported in earnings, these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.
Impairment of debt securities
IFC adopted the guidance under ASC 326 for available-for-sale debt securities by amending the impairment model to determine whether all or a portion of the unrealized loss on such securities is a credit loss, and recognizing a reserve for credit losses, instead of recording a write-down as required by pre-ASC 326 guidance. In determining whether all or a portion of the unrealized loss on such securities is a credit loss, IFC considers all relevant information including the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.
Debt securities in the investment portfolio classified as available-for-sale are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge is separated into two components: (1) the credit loss component, which is recognized as a reserve for credit losses (through net income), limited to the amount by which the security’s amortized cost basis exceeds the fair value, and reversal of impairment losses are allowed when the credit of the issuer improves, and (2) the noncredit related impairment losses are recorded in other comprehensive income.
Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt security issuances and loan obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee. For guarantees that are within scope of ASC 326, the expected credit losses (the contingent liability) associated with the financial guarantee is measured and accounted for in addition to and separately from the IFC’s liability recognized for the stand-ready obligation to perform. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet.
Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Directors.
Expenditures resulting from such designations are recorded as expenses in IFC’s consolidated statement of operations in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient.
Liquid asset portfolio – The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.
Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Cash and cash equivalents – IFC classifies cash and due from banks as cash and time deposits with original maturities of three months or less as cash equivalents in the consolidated statement of cash flows (collectively, cash and cash equivalents) because they are generally readily convertible to known amounts of cash within three months of acquisition, generally when the original maturities for such instruments are three months or less, or six months or less when the time deposit is optionally redeemable within three months.
Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the consolidated balance sheet.
It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.
Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.
Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate U.S. dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.
Substantially all borrowings are carried at fair value under the Fair Value Option. All changes in the fair value of such borrowings through June 30, 2018 were reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the consolidated statement of operations. The change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the consolidated statement of operations.
Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.
All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.
Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate U.S. dollar or non-U.S. dollar loans into variable rate U.S. dollars. Changes in fair value of all derivatives associated with these activities are reported in net income in ”Net unrealized gains and losses on non-trading financial instruments accounted for at fair value,” in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Income from loans and guarantees, including realized gains and losses on loans and associated derivatives.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value", in the consolidated statements of operations.” Realized gains and losses associated with these activities are reported in “Other Income”, in the consolidated statements of operations.
Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate U.S. dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value" in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Charges on borrowings”, in the consolidated statements of operations.
Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate U.S. dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in "Income from liquid asset trading activities" in the consolidated statements of operations.
Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.
IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements. Changes in fair value of all derivatives associated with these activities are reported in ”Net unrealized gains and losses on non-trading financial instruments accounted for at fair value,” in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Other income”, in the consolidated statements of operations.
Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s consolidated balance sheet. All other loan participations are accounted for as secured borrowings; the participated loans are included in loans on IFC’s consolidated balance sheets, with the related secured borrowings included in payables and other liabilities on IFC’s consolidated balance sheets.
Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned.
Pension and other post-retirement benefits – IBRD sponsors a Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that are defined benefit plans and cover substantially all of its staff members as well as the staff of IFC and of MIGA.
The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the Plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
In accordance with ASU 2017-07, the service cost component of the net periodic benefit costs allocated to IFC is included in “Administrative expenses” in the consolidated statement of operations. The remaining components of the net periodic benefit costs allocated to IFC are included in “Other” in the consolidated statement of operations. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other post-retirement benefit costs.
Recently adopted accounting standards
In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 introduced a new accounting model that resulted in lessees recording most leases on the balance sheet. IFC adopted ASU 2016-02 effective July 1, 2019 with no material impact on IFC’s financial statements.
On July 1, 2020, IFC adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and related amendments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as a reserve rather than as a write-down on available-for-sale debt securities that management does not intend to sell or believes that it is more likely than not they will be required to sell.
IFC adopted ASC 326 using the modified retrospective method for financial assets measured at amortized cost and off-balance sheet credit exposures. Results for reporting periods beginning after July 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable U.S. GAAP. On July 1, 2020, IFC recorded the impact of adopting ASC 326 by means of a cumulative-effect adjustment to the consolidated balance sheet, and a summary of the impact is listed below:

(US$ in millions)	Cumulative effect of adoption of ASU 2016-13, effective July 1, 2020
Increase (decrease)	Reserve against Losses	Retained earnings	Total Capital
Recognizing reserve against credit losses on disbursed loans (net of release of reserve against credit losses on accrued interest of $10 million)	$58	$(58)	$(58)
Recognizing reserve against credit losses on guarantees	8	(8)	(8)
Recognizing reserve against credit losses on loans committed but not disbursed	140	(140)	(140)
Total	$206	$(206)	$(206)
Reserve against credit losses on disbursed loans are reported as a contra asset, reserve against losses, to the loan balance on the consolidated balance sheets. Reserve against credit losses on guarantees and loans committed but not disbursed are reported within Payables and other liabilities on the consolidated balance sheets. Retained Earnings is included in the Capital section on the consolidated balance sheets. IFC adopted ASC 326 for available-for-sale debt securities using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to July 1, 2020.
In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. IFC adopted ASU 2017-08 effective July 1, 2019 with no material impact on IFC’s financial statements.
In June 2018, the FASB issued ASU 2018-08, Clarifying the Scope and Accounting Guidance for Contributions made and Contributions Received (ASU 2018-08). ASU 2018-08 provides guidance to assist entities in evaluating whether transactions are contributions and whether a contribution is conditional. For contributions received, ASU 2018-08 is effective for annual periods beginning after June 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2019 for IFC). For contributions paid, ASU 2018-08 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2020 for IFC). IFC adopted ASU 2018-08 effective July 1, 2018 and July 1, 2019 for contributions received and contributions paid, respectively, with no material impact on IFC’s financial statements.
FASB has confirmed the interagency guidance from the Federal Reserve and the Federal Deposit Insurance Corporation that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief, are not considered TDRs. During FY20 Q4, IFC implemented a COVID-19 related loan modification program which meets the interagency guidance. IFC adopted this guidance with no material impact on IFC’s financial statements.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
In October 2018, the FASB issued ASU 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU 2018-17). ASU 2018-17 amends the guidance for how a decision maker or service provider must determine whether its fee is a variable interest in a VIE when a related party also has an interest in the VIE. Under the amendment, the decision maker must consider interests held be its related parties on a proportionate basis when determining if such interests could absorb more than an insignificant amount of the VIE’s variability. Previous guidance required the decision maker to consider such interests in their entirety. IFC adopted ASU 2018-17 effective July 1, 2020 with no material impact on IFC’s financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (ASU 2018-15). ASU 2018-15 amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. IFC adopted ASU 2018-15 effective July 1, 2020 with no material impact on IFC’s financial statements.
In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 amends the fair value disclosure requirements to include: (a) the amount of gain or loss for the period included in other comprehensive income attributable to fair value changes in Level 3 assets or liabilities, and (b) for Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and the method of calculating the weighted average. Existing fair value disclosure requirements eliminated by ASU 2018-13 include: (a) the amounts and reasons for transfers between Level 1 and Level 2 fair value measurements, and (b) the policy for determining when transfers between fair value measurement Levels occur. ASU 2018-13 modifies existing fair value disclosure requirements by (a) requiring a narrative description of the uncertainty of fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at reporting date, and (b) requiring disclosure of the estimate of the timing of liquidation events for investments measured using the Net Asset Value practical expedient only if such information has been communicated to the investor or announced publicly by the investee. IFC adopted ASU 2018-13 effective July 1, 2020 with no material impact on IFC’s financial statements.
In August 2018, the FASB issued ASU 2018-14, Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans (ASU 2018-04), which amends disclosure requirements related to defined benefit pension and other post-retirement plans for annual periods. The guidance became effective for IFC’s annual financial statements for the fiscal year ending June 30, 2021. The adoption of this ASU had no material impact on IFC’s financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burden of the expected market transition from LIBOR and other interbank offered rates. To be eligible for the optional expedients, modifications of contractual terms that change (or have the potential to change) the amount or timing of contractual cash flows must be related to replacement of a reference rate. The amendments in this ASU are effective upon issuance of ASU for all entities and can be implemented any time before December 31, 2022. IFC adopted the standard effective June 30, 2020 and the adoption did not have a material impact on IFC’s financial statements.
In January 2021, the FASB issued ASU 2021-01 Reference Rate Reform (Topic 848) to amend the scope of the guidance in Topic 848 on facilitation of the effects of reference rate reform, expected market transition from LIBOR and other interbank offered rates on financial reporting. Specifically, the amendments in ASU 2021-01 clarify that “certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition.” IFC adopted the standard prospectively effective March 31, 2021, as permitted by the ASU, and the adoption did not have a material impact on the financial statements.
In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments on the interactions between Topic 321 and Topic 323 clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. These amendments do not impact IFC because IFC has elected an FVO for direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method. The amendments on the interactions between Topic 323 and Topic 815, clarify that an entity should not consider whether, upon the settlement of a nonderivative forward contract or exercise of a nonderivative purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the Fair Value Option in accordance with the financial instruments guidance in Topic 825. IFC adopted ASU 2020-01 effective July 1, 2021 with no material impact on IFC’s consolidated financial statements.
In October 2020 the FASB issued ASU 2020-08 Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs. The amendments in ASU 2020-08 affect the guidance in ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. ASU 2017-08 had shortened the required amortization period for investments in callable debt securities purchased for a premium to the earliest call date. IFC had adopted ASU 2017-08 effective July 1, 2019 with no material impact on IFC’s financial statements. IFC adopted ASU 2020-08 effective July 1, 2021 with no material impact on IFC’s consolidated financial statements.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards and regulations under evaluation
In November 2021, FASB issued ASU 2021-10 Government Assistance (Topic 832) Disclosures by Business Entities about Government Assistance. ASU 2021-10 requires business entities to provide certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance (for example, a grant model within IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, or Subtopic 958-605, Not-For-Profit Entities—Revenue Recognition). ASU 2021-10 is effective for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. IFC is currently evaluating the impact of this ASU.
In March 2022, the FASB issued ASU 2022-02 Financial Instruments—Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. The amendments in this ASU eliminate the recognition and measurement guidance for troubled debt restructurings in Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors, and require reporting entities to apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. The ASU requires enhanced disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, for public business entities, the amendments in this ASU require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. IFC is currently evaluating the impact of this ASU.
In June 2022, FASB issued ASU 2022-03 Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this Update also require certain disclosures for equity securities subject to contractual sale restrictions. The ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. IFC is currently evaluating the impact of this ASU.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE B - SCOPE OF CONSOLIDATION
IFC managed AMC Funds
Effective January 31, 2020, IFC Asset Management Company, LLC (AMC) was merged into IFC. IFC, as the successor to AMC, has assumed all the assets, rights, liabilities and obligations of AMC. IFC continues the operations of the AMC as a division, which is to mobilize capital from outside IFC’s traditional investor pool and manage third-party capital.
As of the date of the merger, AMC’s cash, receivables and other assets were $45 million, equity investments were less than $0.5 million, and payables and other liabilities were $7 million. Until the merger, AMC had been consolidated into IFC’s financial statements.
As a result of the consolidation of AMC prior to January 31, 2020, amounts included in IFC’s consolidated statements of operations for the year ended June 30, 2020 comprise:

(US$ in millions)	June 30, 2020 [a]
Other income	$31
Other expenses	14
_________
a    Income and expenses reported until AMC merged with IFC on January 31, 2020.
As of June 30, 2022, AMC managed eleven funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP)/Manager of these funds. However, none of these funds require consolidation by IFC, because the third party limited partners of these funds have a substantive ability to remove IFC as GP/Manager. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
_________
a    By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b    The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c    The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.

Other Consolidated entities
In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk matured in September 2020. IFC Sukuk Company was a VIE as at June 30, 2020 and had been consolidated into these consolidated financial statements because IFC was the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these consolidated financial statements under the VIE or voting interest model is insignificant.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE C – LIQUID ASSET PORTFOLIO
Composition of liquid asset portfolio
The composition of IFC’s net liquid asset portfolio included in the consolidated balance sheet captions is as follows:

(US$ in millions)	June 30, 2022	June 30, 2021
Assets
Cash and due from banks [a]	$38	$239
Time deposits [b]	6,579	16,279
Trading securities	30,891	33,456
Securities purchased under resale agreements and receivable for cash collateral pledged	8,178	965
Derivative assets	1,463	427
Receivables and other assets:
Receivables from unsettled security trades	940	745
Accrued interest income on time deposits and securities	102	108
Accrued income on derivative instruments	42	7
Total assets	48,233	52,226
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	6,223	8,668
Derivative liabilities	77	262
Payables and other liabilities:
Payables for purchase of securities	172	1,568
Accrued charges on derivative instruments	44	32
Total liabilities	6,516	10,530
Total net liquid asset portfolio	$41,717	$41,696
_________
a    Represents cash and due from banks from the liquid asset portfolio and does not include cash and due from banks from other cash accounts of $664 million and $509 million as of June 30, 2022 and June 30, 2021 respectively.
b    Includes time deposits with maturities greater than three months of $4.0 billion and $4.0 billion, as of June 30, 2022 and June 30, 2021 respectively.
The liquid asset portfolio is denominated primarily in U.S. dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-U.S. dollar securities into U.S. dollar securities, represent 1.0% of the portfolio at June 30, 2022 (1.0% – June 30, 2021).
(Loss) income from liquid asset trading activities
(Loss) income from liquid asset trading activities for the years ended June 30, 2022, June 30, 2021 and June 30, 2020 comprises:

	For the year ended June 30,
(US$ in millions)	2022	2021	2020
Interest income, net	$331	$323	$686
Net (losses) gains on asset-backed and mortgage-backed securities	(61)	36	(31)
Net (losses) gains on other trading securities	(683)	(32)	384
Net (losses) gains on trading activities (realized and unrealized)	(744)	4	353
Total (loss) income from liquid asset trading activities	$(413)	$327	$1,039
The annualized rate of return on the liquid asset trading portfolio, calculated as total income from the liquid asset trading activities divided by fair value average daily balance of total trading securities, during the year ended June 30, 2022, was (1.2)% (0.9% – year ended June 30, 2021; 3.4% – year ended June 30, 2020). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE C – LIQUID ASSET PORTFOLIO (continued)
Trading securities comprises

	Year ended June 30, 2022	At June 30, 2022
(US$ in millions)	Fair value average daily balance	Fair value	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$23,948	$23,060	1.7
Asset-backed securities	5,049	3,825	17.9
Corporate securities	4,207	4,006	1.1
Total trading securities	$33,204	$30,891	3.6

	Year ended June 30, 2021	At June 30, 2021
(US$ in millions)	Fair value average daily balance	Fair value	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$24,152	$23,963	1.7
Asset-backed securities	5,483	4,257	17.8
Corporate securities	5,307	5,236	0.6
Total trading securities	$34,942	$33,456	3.6
The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE D – INVESTMENTS
The carrying amount of investments at June 30, 2022 and June 30, 2021 comprises:

(US$ in millions)	June 30, 2022	June 30, 2021
Loans
Loans at amortized cost	$26,058	$25,638
Less: Reserve against losses on loans	(1,209)	(1,324)
Loans at amortized cost less reserve against losses	24,849	24,314
Loans accounted for at fair value under the Fair Value Option
(amortized cost $1,519 at June 30, 2022, $1,380 at June 30, 2021)	1,374	1,330
Total loans	26,223	25,644
Equity investments
Equity investments accounted for at fair value a b
(cost $10,507 at June 30, 2022, $10,823 at June 30, 2021)	11,137	12,027
Total equity investments	11,137	12,027
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $2,219 at June 30, 2022, $3,009 at June 30, 2021)	1,919	2,987
Less: Reserve against losses on available-for sale debt securities	(14)	(3)
Debt securities, available-for-sale less reserve against losses	1,905	2,984
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $4,981 at June 30, 2022, $3,957 at June 30, 2021)	4,828	4,336
Total debt securities	6,733	7,320
Total carrying amount of investments	$44,093	$44,991
_________
a    Equity investments at fair value as of June 30, 2022 are comprised of investments in common or preferred shares of $5.8 billion ($7.0 billion as of June 30, 2021), equity interests in private equity funds of $5.3 billion ($5.0 billion as of June 30, 2021), and equity-related options and other financial instruments of $11 million ($17 million as of June 30, 2021).
b    Includes $1 million and $3 million for June 30, 2022 and June 30, 2021 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE D – INVESTMENTS (continued)
The distribution of the investment portfolio by geographical region a and by industry sector and a reconciliation of total disbursed portfolio to carrying amount of investments is as follows:

(US$ in millions)	June 30, 2022				June 30, 2021
Sector	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Africa
Manufacturing, agribusiness and services	$1,595	$680	$10	$2,285	$1,358	$710	$16	$2,084
Financial markets	2,313	386	475	3,174	2,286	262	417	2,965
Infrastructure and natural resources	1,893	554	212	2,659	1,940	473	203	2,616
Disruptive technologies and funds	4	709	29	742	18	654	40	712
Total Africa	5,805	2,329	726	8,860	5,602	2,099	676	8,377
Asia and Pacific
Manufacturing, agribusiness and services	3,449	1,058	764	5,271	3,123	1,083	812	5,018
Financial markets	3,526	861	1,474	5,861	3,465	1,044	1,571	6,080
Infrastructure and natural resources	1,573	334	593	2,500	1,532	540	420	2,492
Disruptive technologies and funds	6	1,291	13	1,310	3	1,108	62	1,173
Total Asia and Pacific	8,554	3,544	2,844	14,942	8,123	3,775	2,865	14,763
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	2,751	312	198	3,261	2,482	412	197	3,091
Financial markets	4,023	575	1,782	6,380	4,051	637	1,358	6,046
Infrastructure and natural resources	1,748	531	69	2,348	2,247	561	48	2,856
Disruptive technologies and funds	—	746	—	746	—	674	—	674
Total Latin America and the Caribbean, and Europe	8,522	2,164	2,049	12,735	8,780	2,284	1,603	12,667
Middle East, Central Asia and Türkiye
Manufacturing, agribusiness and services	927	444	75	1,446	956	496	89	1,541
Financial markets	714	608	612	1,934	905	609	786	2,300
Infrastructure and natural resources	1,446	292	62	1,800	1,215	358	62	1,635
Disruptive technologies and funds	—	164	2	166	—	173	1	174
Total Middle East, Central Asia and Türkiye	3,087	1,508	751	5,346	3,076	1,636	938	5,650
Other
Manufacturing, agribusiness and services	723	19	—	742	775	114	—	889
Financial markets	1,008	465	497	1,970	700	479	519	1,698
Infrastructure and natural resources	—	50	—	50	76	39	173	288
Disruptive technologies and funds	—	469	—	469	—	437	—	437
Total Other	1,731	1,003	497	3,231	1,551	1,069	692	3,312
Total disbursed investment portfolio	$27,699	$10,548	$6,867	$45,114	$27,132	$10,863	$6,774	$44,769
Reserve against losses on loans and debt securities	(1,209)	—	(14)	(1,223)	(1,324)	—	(3)	(1,327)
Unamortized deferred loan origination fees, net and other	(122)	—	—	(122)	(114)	—	—	(114)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	—	(37)	—	(37)	—	(37)	—	(37)
Adjustments to disbursed investment portfolio	—	—	—	—	—	—	—	—
Unrealized losses on equity investments held by consolidated VIEs	—	(4)	—	(4)	—	(3)	—	(3)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	—	33	33	—	—	169	169
Unrealized (losses) gains on investments accounted for under the Fair Value Option	(145)	630	(153)	332	(50)	1,204	380	1,534
Carrying amount of investments	$26,223	$11,137	$6,733	$44,093	$25,644	$12,027	$7,320	$44,991
__________
a    Geographical regions used herein the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES
Loans
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the years ended June 30, 2022, June 30, 2021 and June 30, 2020 comprise the following:

	For the year ended June 30,
(US$ in millions)	2022	2021	2020
Interest income	$999	$988	$1,398
Commitment fees	50	40	36
Other financial fees	116	74	88
Realized (losses) gains on loans, guarantees and associated derivatives [a]	(9)	14	(12)
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,156	$1,116	$1,510
___________
a    Includes realized gains and losses on loans under the Fair Value Option. $0 for the year ended June 30, 2022; $2 million realized losses and $12 million realized losses for the years ended June 30, 2021 and June 30, 2020.
The currency composition and weighted average contractual rate of the disbursed loan portfolio are summarized below:

	June 30, 2022		June 30, 2021
(US$ in millions, except for ratios)	Amount	Weighted average contractual rate (%)	Amount	Weighted average contractual rate (%)
U.S. dollar	$20,530	4.8	$19,719	3.5
Euro	2,612	3.0	2,268	3.3
Chinese renminbi	1,389	4.8	1,258	4.7
Brazilian real	548	13.4	755	7.3
Indonesian rupiah	537	7.4	545	7.3
Colombian peso	374	7.6	367	7.1
Indian rupee	362	8.4	609	8.3
Mexican peso	324	9.3	371	6.7
South African rand	260	9.2	346	8.1
Philippine peso	89	7.1	133	6.7
Tanzanian shillings	78	11.7	58	12.6
Georgian lari	68	12.3	75	12.4
Turkish lira	57	21.6	71	22.7
Thai baht	57	2.1	62	2.1
Franc congolais	50	12.5	—	—
Uzbekistan sum	44	16.7	34	17.6
Other currencies
OECD currencies	23	7.1	40	7.1
Non-OECD currencies	297	10.9	421	9.6
Total disbursed loan portfolio	$27,699	5.2	$27,132	4.2
After the effect of interest rate swaps and currency swaps, IFC’s loans are principally denominated in variable rate U.S. dollars.
As of June 30, 2022, loans in all currencies are repayable during the years ending June 30, 2023 through June 30, 2027 and thereafter, as follows:

(US$ in millions)	2023	2024	2025	2026	2027	Thereafter	Total
Fixed rate loans	$1,247	$927	$1,599	$899	$531	$1,666	$6,869
Variable rate loans	4,246	3,491	4,034	2,623	1,861	4,575	20,830
Total disbursed loan portfolio	$5,493	$4,418	$5,633	$3,522	$2,392	$6,241	$27,699

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

As of June 30, 2021, loans in all currencies are repayable during the years ending June 30, 2022 through June 30, 2026 and thereafter, as follows:

(US$ in millions)	2022	2023	2024	2025	2026	Thereafter	Total
Fixed rate loans	$1,459	$646	$835	$1,278	$709	$1,297	$6,224
Variable rate loans	4,784	3,385	3,262	2,925	2,056	4,496	20,908
Total disbursed loan portfolio	$6,243	$4,031	$4,097	$4,203	$2,765	$5,793	$27,132
At June 30, 2022, 25% of the disbursed loan portfolio are fixed rate loans (23% – June 30, 2021), while the remainder are at variable rates. At June 30, 2022, the disbursed loan portfolio include $80 million of loans serving as collateral under secured borrowing arrangements ($105 million – June 30, 2021).
IFC’s disbursed variable rate loans generally reprice within one year.
Reserve against losses on loans and provision for losses on loans
Reserve against losses on loans as of June 30, 2022 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of judgment in incorporating the impact of the war in Ukraine which is largely through IFC's rating system that classifies its loans according to credit worthiness and risk. A qualitative overlay of $135 million, including $1 million on off-balance sheet guarantee exposures, was applied in the year ended June 30, 2022 for estimated provisions due to the impact of the war in Ukraine which has not yet been reflected in the model calculated reserve and cannot be directly attributed to any individual borrowers at June 30, 2022. The previous qualitative overlay of $40 million related to COVID-19 was released in the year ended June 30, 2022 as IFC considers the impacts of COVID-19 are properly captured individually through its rating system, resulting a $95 million net increase of qualitative overlay in the year ended June 30, 2022.
IFC adopted the ASC 326 methodology for measuring credit losses as of July 1, 2020. All related disclosures for the years ended June 30, 2022 and June 30, 2021 are presented in accordance with ASC 326, Financial Instruments – Credit Losses (ASC 326).
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the years ended June 30, 2022 and June 30, 2021, as well as the related loans at amortized cost evaluated for impairment individually and on a pool basis (portfolio reserve) respectively, are summarized below:

	For the year ended June 30, 2022
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$598	$726	$1,324	$2	$141	$143
Provision (release of provision) for losses	52	41	93	(1)	33	32
Write-offs	(200)	—	(200)	—	—	—
Recoveries of previously written-off loans	3	—	3	—	—	—
Foreign currency transaction adjustments	(8)	(17)	(25)	—	(3)	(3)
Other adjustments [a]	16	(2)	14	—	—	—
Ending balance	$461	$748	$1,209	$1	$171	$172
Total disbursed loans at June 30, 2022	$1,464	$24,716	$26,180
Loans committed but not disbursed at June 30, 2022				$14	$8,158	$8,172
Unamortized deferred loan origination fees, net and other			(122)
Loans at amortized cost			$26,058
___________
a    Other adjustments comprise reserve against interest capitalized.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

	For the year ended June 30, 2021
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$804	$844	$1,648	$—	$—	$—
Cumulative effect of adopting ASC 326	—	68	68	3	137	140
(Release of provision) provision for losses on loans, net	(2)	(193)	(195)	(1)	3	2
Write-offs	(225)	(5)	(230)	—	—	—
Foreign currency transaction adjustments	9	9	18	—	1	1
Other adjustments [a]	12	3	15	—	—	—
Ending balance	$598	$726	$1,324	$2	$141	$143
Total disbursed loans at Jun 30, 2021	$2,242	$23,510	$25,752
Loans committed but not disbursed at June 30, 2021				$46	$8,466	$8,512
Unamortized deferred loan origination fees, net and other			$(114)
Loans at amortized cost			$25,638
___________
a    Other adjustments comprise reserve against interest capitalized.
The following table presents changes in reserve against losses on loans for the year ended June 30, 2020, prior to the adoption of ASC 326, as defined by the previous accounting guidance in effect at that time:

	For the year ended June 30, 2020
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$580	$611	$1,191
Provision for losses	375	252	627
Write-offs	(155)	—	(155)
Recoveries of previously written-off loans	3	—	3
Foreign currency transaction adjustments	(11)	(18)	(29)
Other adjustments [a]	12	(1)	11
Ending balance	$804	$844	$1,648
Related recorded investment in loans at June 30, 2020 evaluated for impairment [b]	$24,795	$23,046	$24,795
Recorded investment in loans with Individual reserve	$1,749
___________
a    Other adjustments comprise reserve against interest capitalized.
b    IFC individually evaluates all loans for impairment. Portfolio reserve is established for losses on loans with similar risk characteristics, on loans for which no individual reserve is established.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Reserve for losses and provision for losses on off-balance sheet guarantee exposures
Changes in the reserve against losses (liability) on off-balance sheet guarantee exposures for the years ended June 30, 2022 and June 30, 2021 are summarized below a:

	For the year ended June 30, 2022		For the year ended June 30, 2021
(US$ in millions)	Outstanding Guarantees [a]	Issued Guarantees [a]	Outstanding Guarantees [a]	Issued Guarantees [a]
Beginning balance	$11	$6	$29	$—
Cumulative effect of adopting ASC 326	—	—	—	8
Provision (release of provision) for losses on off-balance sheet credit exposure	—	1	—	(3)
Guarantee claims paid	—	—	(18)	—
Foreign currency transaction adjustments	—	—	—	1
Ending balance	$11	$7	$11	$6
___________
a    Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
The following table presents changes in reserve against losses (liability) on off-balance sheet guarantee exposures for the year ended June 30, 2020, prior to the adoption of ASC 326, as defined by the previous accounting guidance in effect at that time:

(US$ in millions)	For the year ended June 30, 2020
Beginning balance	$25
Provision for losses on guarantees	4
Ending balance	$29
Accrued interest and other receivables
The accrued interest balances are $292 million and $262 million, as of June 30, 2022 and June 30, 2021 respectively, and are reported within receivables and other assets on the consolidated balance sheets. Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes. Effective July 1, 2020, IFC elected not to measure a reserve against losses for accrued interest receivables related to its loans and the available-for-sale securities portfolio as IFC’s policy is to write-off uncollectible accrued interest receivable balances in a timely manner.
Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status. The amount of accrued interest receivables written off by reversing interest income is $4 million and $19 million for the years ended June 30, 2022 and June 30, 2021, respectively.
Changes in the reserve against losses on accrued interest and other receivables for the years ended June 30, 2021 and June 30, 2020, are summarized below a:

	For the year ended June 30,
(US$ in millions)	2021	2020
Beginning balance	$15	$8
Cumulative effect of adopting ASC 326	(10)	—
(Release of provision) provision for losses on other receivables	(5)	7
Ending balance [b]	$—	$15

_________
a    Results for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior period amounts continue to be reported in accordance with previously applicable U.S. GAAP.
b    The outstanding balance of other receivables is $21 million and $81 million at June 30, 2021 and June 30, 2020 respectively.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Nonaccruing loans
Loans at nonaccrual status without a reserve against losses at June 30, 2022 and June 30, 2021 is considered insignificant. Loans on which the accrual of interest has been discontinued amounted to $1.3 billion at June 30, 2022 ($1.4 billion – June 30, 2021). The interest income on such loans for the years ended June 30, 2022, June 30, 2021 and June 30, 2020 are summarized as follows:

	For the year ended June 30,
(US$ in millions)	2022	2021	2020
Interest income not recognized on nonaccruing loans	$92	$188	$153
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	65	50	70
The amortized cost in nonaccruing loans at June 30, 2022 and June 30, 2021 is summarized by geographic region a and industry sector as follows:

	June 30, 2022
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [b]
Africa	$221	$—	$80	$4	$305
Asia and Pacific	143	10	44	—	197
Latin America and the Caribbean, and Europe	217	12	202	—	431
Middle East, Central Asia and Türkiye	102	74	220	—	396
Total disbursed loans [c]	$683	$96	$546	$4	$1,329

	June 30, 2021
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [b]
Africa	$247	$16	$67	$18	$348
Asia and Pacific	152	18	23	—	193
Latin America and the Caribbean, and Europe	176	25	233	—	434
Middle East, Central Asia and Türkiye	114	169	235	—	518
Total disbursed loans [c]	$689	$228	$558	$18	$1,493
_________
a    Geographical regions used herein the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.
b    Includes all components of amortized cost except unamortized fees which are considered insignificant.
c    Includes $60 million reported as debt securities on the Balance Sheet as of June 30, 2022 ($53 million – June 30, 2021).
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Past due loans
IFC considers a loan past due when payments are more than 30 days past the contractual due date. An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region a and industry sector follows:

	June 30, 2022
(US$ in millions)	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Africa
Manufacturing, agribusiness and services	$—	$18	$69	$87	$1,358	$1,445
Financial markets	—	—	—	—	2,284	2,284
Infrastructure and natural resources	—	—	5	5	1,664	1,669
Disruptive technologies and funds	—	—	4	4	—	4
Total Africa	—	18	78	96	5,306	5,402
Asia and Pacific
Manufacturing, agribusiness and services	2	—	31	33	3,335	3,368
Financial markets	—	—	10	10	3,468	3,478
Infrastructure and natural resources	—	—	17	17	1,471	1,488
Total Asia and Pacific	2	—	58	60	8,274	8,334
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	5	—	98	103	2,648	2,751
Financial markets	—	—	—	—	3,505	3,505
Infrastructure and natural resources	—	—	13	13	1,588	1,601
Total Latin America and the Caribbean, and Europe	5	—	111	116	7,741	7,857
Middle East, Central Asia and Türkiye
Manufacturing, agribusiness and services	—	—	18	18	901	919
Financial markets	—	—	33	33	642	675
Infrastructure and natural resources	—	—	52	52	1,257	1,309
Total Middle East, Central Asia and Türkiye	—	—	103	103	2,800	2,903
Other
Manufacturing, agribusiness and services	—	—	—	—	707	707
Financial markets	—	—	—	—	977	977
Total Other	—	—	—	—	1,684	1,684
Total disbursed loans	$7	$18	$350	$375	$25,805	$26,180
Unamortized deferred loan origination fees, net and other						(122)
Loans at amortized cost						$26,058
_________
a    Geographical regions used herein the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.
At June 30, 2022, loans 90 days or greater past due still accruing were insignificant.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2021
(US$ in millions)	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Africa
Manufacturing, agribusiness and services	$—	$—	$142	$142	$1,111	$1,253
Financial markets	—	—	16	16	2,242	2,258
Infrastructure and natural resources	—	—	5	5	1,735	1,740
Disruptive technologies and funds	—	—	18	18	—	18
Total Africa	—	—	181	181	5,088	5,269
Asia and Pacific
Manufacturing, agribusiness and services	6	—	77	83	2,960	3,043
Financial markets	—	—	9	9	3,406	3,415
Infrastructure and natural resources	—	—	23	23	1,429	1,452
Total Asia and Pacific	6	—	109	115	7,795	7,910
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	17	17	161	195	2,287	2,482
Financial markets	—	—	15	15	3,619	3,634
Infrastructure and natural resources	—	—	41	41	2,052	2,093
Total Latin America and the Caribbean, and Europe	17	17	217	251	7,958	8,209
Middle East, Central Asia and Türkiye
Manufacturing, agribusiness and services	37	—	22	59	888	947
Financial markets	—	46	55	101	768	869
Infrastructure and natural resources	—	—	65	65	1,001	1,066
Total Middle East, Central Asia and Türkiye	37	46	142	225	2,657	2,882
Other
Manufacturing, agribusiness and services	1	—	—	1	757	758
Financial markets	—	—	—	—	648	648
Infrastructure and natural resources	—	—	—	—	76	76
Total Other	1	—	—	1	1,481	1,482
Total disbursed loans	$61	$63	$649	$773	$24,979	$25,752
Unamortized deferred loan origination fees, net and other						(114)
Loans at amortized cost						$25,638
_________
a    Geographical regions used herein the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.
At June 30, 2021, loans 90 days or greater past due still accruing were insignificant.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong	An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.
CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2”.
CR-4	BBB		An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.
CR-5	BBB-		An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB		An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-8	BB-		An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-9	B+	Weak	An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-10	B		An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-11	B-		An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.
CR-12	CCC+	Very Weak/Special Attention	An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.
CR-13	CCC	Very Weak/Substandard	An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.
CR-14	CCC-	Extremely Weak/Doubtful	An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.
CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s definition of default.
D			An obligor rated D is in payment default according to IFC’s definition of default.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

The following table presents the loans disbursed by credit quality indicator based on risk rating at June 30, 2022 and origination year. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date:

	June 30, 2022
(US$ in millions)	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY22	$—	$88	$939	$1,020	$439	$31	$—	$—	$4	$2,521
FY21	—	199	1,473	2,619	1,761	174	—	2	6	6,234
FY20	74	150	1,069	1,500	1,109	111	61	85	6	4,165
FY19	—	140	483	968	1,319	144	29	61	44	3,188
FY18	—	34	627	1,133	1,013	279	—	34	58	3,178
Prior	50	359	664	928	2,053	397	265	204	670	5,590
Total	$124	$970	$5,255	$8,168	$7,694	$1,136	$355	$386	$788	$24,876
Revolving Loans	—	—	7	1,123	160	—	—	—	—	1,290
Revolving Contracts Converted to Term Contracts	—	—	—	14	—	—	—	—	—	14
Total disbursed loans	$124	$970	$5,262	$9,305	$7,854	$1,136	$355	$386	$788	$26,180
Unamortized deferred loan origination fees, net and other										(122)
Loans at amortized cost										$26,058

	June 30, 2021
(US$ in millions)	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY21	$—	$150	$753	$1,625	$1,239	$25	$—	$2	$23	$3,817
FY20	—	232	1,122	1,576	1,409	185	10	—	6	4,540
FY19	—	182	469	1,414	1,560	228	71	361	20	4,305
FY18	—	52	698	1,234	1,442	38	146	195	124	3,929
FY17	—	197	504	663	751	199	180	55	44	2,593
Prior	59	320	438	952	2,117	244	517	248	712	5,607
Total	$59	$1,133	$3,984	$7,464	$8,518	$919	$924	$861	$929	$24,791
Revolving Loans	—	—	1	864	76	—	—	—	—	941
Revolving Contracts Converted to Term Contracts	—	—	—	20	—	—	—	—	—	20
Total disbursed loans	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region a, and industry sector, effective June 30, 2022 and June 30, 2021 respectively:

June 30, 2022
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$52	$119	$1,671	$2,884	$208	$211	$73	$184	$5,402
Asia and Pacific	75	382	3,068	2,434	2,004	140	34	118	79	8,334
Latin America and the Caribbean, and Europe	—	471	1,622	3,057	1,732	529	74	128	244	7,857
Middle East, Central Asia and Türkiye	—	—	175	851	1,234	259	36	67	281	2,903
Other	49	65	278	1,292	—	—	—	—	—	1,684
Total geographic region	$124	$970	$5,262	$9,305	$7,854	$1,136	$355	$386	$788	$26,180
Unamortized deferred loan origination fees, net and other										(122)
Loans at amortized cost										$26,058
_________
a    Geographical regions used herein the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.

June 30, 2022
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$124	$775	$2,514	$2,998	$1,865	$283	$116	$94	$421	$9,190
Financial markets	—	—	2,092	5,596	2,869	215	15	116	16	10,919
Infrastructure and natural resources	—	195	656	711	3,120	638	224	176	347	6,067
Disruptive technologies and funds	—	—	—	—	—	—	—	—	4	4
Total industry sector	$124	$970	$5,262	$9,305	$7,854	$1,136	$355	$386	$788	$26,180
Unamortized deferred loan origination fees, net and other										(122)
Loans at amortized cost										$26,058

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2021
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$102	$108	$1,123	$3,012	$214	$352	$111	$249	$5,271
Asia and Pacific	—	467	2,067	2,707	2,183	219	69	105	93	7,910
Latin America and the Caribbean, and Europe	—	537	1,296	2,677	2,351	181	462	417	287	8,208
Middle East, Central Asia and Türkiye	—	2	218	816	972	305	41	228	300	2,882
Other	59	25	296	1,025	76	—	—	—	—	1,481
Total geographic region	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638
_________
a    Geographical regions used herein the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.

June 30, 2021
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$59	$841	$1,907	$2,645	$1,812	$91	$441	$216	$471	$8,483
Financial markets	—	67	1,578	4,888	3,625	452	13	126	75	10,824
Infrastructure and natural resources	—	225	500	815	3,157	376	470	519	365	6,427
Disruptive technologies and funds	—	—	—	—	—	—	—	—	18	18
Total industry sector	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638
Loans are modified through changes in interest rates, repayment schedules, and maturity date, in addition to reductions of loan principal and waiver of accrued interest. The following table presents information related to loan modifications, including past due amounts capitalized and written off, during the years ended June 30, 2022 and June 30, 2021, that are considered Troubled Debt Restructurings (TDRs):

	For the year ended June 30,
	2022		2021
(US$ in millions, except for number of TDRs)	Number of TDRs	Amount	Number of TDRs	Amount
Loans modified as TDR	31	$792	46	$741
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Loan at amortized cost modifications considered TDRs during the years ended June 30, 2022 and June 30, 2021 is summarized by geographic region a and industry sector as follows:

	For the year ended June 30, 2022
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total loan modifications considered TDRs [b]
Geographic Region
Africa	$112	$—	$53	$165
Asia and Pacific	106	—	24	130
Middle East, Central Asia and Türkiye	—	46	240	286
Latin America and the Caribbean, and Europe	98	21	92	211
Total geographic region	$316	$67	$409	$792

	For the year ended June 30, 2021
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total loan modifications considered TDRs [a]
Geographic Region
Africa	$152	$—	$227	$379
Asia and Pacific	158	31	—	189
Middle East, Central Asia and Türkiye	69	—	61	130
Latin America and the Caribbean, and Europe	36	7	—	43
Total geographic region	$415	$38	$288	$741
___________
a    Geographical regions used herein the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.
b    Includes all components of amortized cost except unamortized fees which are considered insignificant.
Following is a summary of loans that defaulted during the years ended June 30, 2022 and June 30, 2021 that had been modified in a troubled debt restructuring within 12 months prior to the date of default:

	For the year ended June 30,
(US$ in millions, except for number of loans)	2022	2021
Loan amount	$43	$70
Number of Loans	7	4
Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following table summarizes the amortized cost of collateral dependent loans a by collateral type, geographic region b and industry sector as of June 30, 2022 and June 30, 2021 respectively:

	June 30, 2022	June 30, 2021
(US$ in millions)	Property, Land and Equipment
Geographic Region
Africa	$2	$2
Asia and Pacific	14	—
Latin America and the Caribbean, and Europe	44	139
Total	$60	$141
_________
b    Geographical regions used herein the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2022	June 30, 2021
(US$ in millions)	Property, Land and Equipment
Industry Sector
Manufacturing, agribusiness and services	$8	$71
Infrastructure and natural resources	52	70
Total	$60	$141
___________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed as of June 30, 2022 totaled $4.9 billion ($4.3 billion – June 30, 2021). Guarantees of $4.2 billion that were outstanding (i.e., not called) at June 30, 2022 ($3.6 billion – June 30, 2021), were not included in loans on IFC’s consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.
NOTE F – DEBT SECURITIES
Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the years ended June 30, 2022, June 30, 2021 and June 30, 2020 comprise the following:

	For the year ended June 30,
(US$ in millions)	June 30, 2022	June 30, 2021	June 30, 2020
Interest income	$297	$282	$337
Dividends	5	1	—
Realized gains on debt securities and associated derivatives [a]	112	57	24
Other-than-temporary impairments	—	—	(130)
Total income from debt securities, including realized gains on debt securities and associated derivatives	$414	$340	$231
_________
a    Includes realized gains and losses on debt securities under the Fair Value Option. $74 million gains for the year ended June 30, 2022 and gains of $24 million and $17 million for the years ended June 30, 2021 and June 30, 2020.
Debt securities accounted for as available-for-sale at June 30, 2022 and June 30, 2021 comprise:

	June 30, 2022
(US$ in millions)	Amortized cost	Unrealized gains [b]	Unrealized losses [b]	Reserve for credit losses	Fair value
Corporate debt securities	$1,722	$6	$(293)	$(11)	$1,424
Preferred shares	31	54	(1)	(3)	81
Asset-backed securities	466	13	(79)	—	400
Total	$2,219	$73	$(373)	$(14)	$1,905
_________
b    Includes net foreign exchange losses of $332 million as of June 30, 2022.

	June 30, 2021
(US$ in millions)	Amortized cost	Unrealized gains [b]	Unrealized losses [b]	Reserve for credit losses	Fair value
Corporate debt securities	$2,403	$111	$(178)	$—	$2,336
Preferred shares	56	73	(1)	(3)	125
Asset-backed securities	550	15	(42)	—	523
Total	$3,009	$199	$(221)	$(3)	$2,984
_________
b     Includes net foreign exchange losses of $192 million as of June 30, 2021.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)
Available-for-sale debt securities in an unrealized loss position for which a reserve for credit losses has not been recorded, due to non-credit related factors, is comprised of the following:

	June 30, 2022
(US$ in millions)	Amortized Costs	Unrealized Losses [b]	Fair value
Corporate debt securities	$1,470	$(293)	$1,177
Preferred shares	3	(1)	2
Asset-backed securities	466	(79)	387
Total	$1,939	$(373)	$1,566
_________
b    Includes net foreign exchange losses of $323 million as of June 30, 2022.

	June 30, 2021
(US$ in millions)	Amortized Costs	Unrealized Losses [b]	Fair value
Corporate debt securities	$1,494	$(178)	$1,316
Preferred shares	2	(1)	1
Asset-backed securities	140	(42)	98
Total	$1,636	$(221)	$1,415
_________
b    Includes net foreign exchange losses of $230 million as of June 30, 2021.
The following table shows the unrealized losses and fair value of debt securities at June 30, 2022 and June 30, 2021 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis:

	June 30, 2022
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$400	$(46)	$777	$(247)	$1,177	$(293)
Preferred shares	2	(1)	—	—	2	(1)
Asset-backed securities	350	(7)	37	(72)	387	(79)
Total	$752	$(54)	$814	$(319)	$1,566	$(373)

	June 30, 2021
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$15	$—	$1,301	$(178)	$1,316	$(178)
Preferred shares	—	—	1	(1)	1	(1)
Asset-backed securities	4	(1)	94	(41)	98	(42)
Total	$19	$(1)	$1,396	$(220)	$1,415	$(221)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign exchange rates. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where the issuer is not expected to make all contractual principal and interest payments.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where IFC does not expect to recover the cost basis of these securities.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)
Asset-backed securities comprise investments in bonds and notes that are collateralized by self-liquidating financial assets that allows IFC to receive payments that depend primarily on cash flow from those assets.
The tables below present a rollforward by major security type for the years ended June 30, 2022 and June 30, 2021 of the reserve for credit losses on debt securities held at the period end:

	For the year ended
(US$ in millions)	June 30, 2022			June 30, 2021
	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total
Beginning balance	$—	$3	$3	$—	$—	$—
Provision for losses	11	3	14	—	3	3
Write-offs	—	(3)	(3)	—	—	—
Ending balance	$11	$3	$14	$—	$3	$3
As of June 30, 2022, debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities during the years ending June 30, 2023 through June 30, 2027 and thereafter, as follows:

(US$ in millions)	2023	2024	2025	2026	2027	Thereafter	Total
Corporate debt securities	$370	$270	$399	$64	$251	$141	$1,495
Asset-backed securities	110	155	58	22	15	—	360
Total disbursed portfolio of debt securities with contractual maturities	$480	$425	$457	$86	$266	$141	$1,855
As of June 30, 2021, debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities during the years ending June 30, 2022 through June 30, 2026 and thereafter, as follows:

(US$ in millions)	2022	2023	2024	2025	2026	Thereafter	Total
Corporate debt securities	$333	$437	$296	$476	$91	$660	$2,293
Asset-backed securities	76	111	185	59	23	15	469
Total disbursed portfolio of debt securities with contractual maturities	$409	$548	$481	$535	$114	$675	$2,762
The expected maturity of asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $31 million of redeemable preferred shares and other debt securities with undefined maturities ($56 million – June 30, 2021).
The currency composition and weighted average contractual rate of debt securities with contractual maturities that are accounted for as available-for-sale are summarized below:

	June 30, 2022		June 30, 2021
(US$ in millions, except for ratios)	Amount	Weighted average contractual rate (%)	Amount	Weighted average contractual rate (%)
Indian rupee	$584	7.7	$774	8.0
U.S. dollar	572	4.7	783	3.3
Euro	400	3.1	730	3.4
Colombian peso	195	8.6	218	4.2
Turkish lira	64	15.0	188	14.3
South African rand	28	11.3	35	11.3
Chilean peso	7	7.6	28	7.6
C.F.A. Francs BCEAO	5	6.0	6	6.0
Total disbursed portfolio of debt securities with contractual maturities	$1,855	6.2	$2,762	5.6
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)
After the effect of interest rate swaps and currency swaps, IFC’s debt securities with contractual maturities that are accounted for as available-for-sale are principally denominated in variable rate U.S. dollars.
Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $60 million at June 30, 2022 ($53 million – June 30, 2021). The interest income on such debt securities for the year ended June 30, 2022, June 30, 2021 and June 30, 2020 is summarized as follows:

	For the year ended June 30,
(US$ in millions)	June 30, 2022	June 30, 2021	June 30, 2020
Interest income not recognized on nonaccruing debt securities	$3	$12	$9
Interest income recognized on debt securities in nonaccrual status related to current and prior years, on a cash basis	1	3	7
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the years ended June 30, 2022, June 30, 2021 and June 30, 2020 comprises the following:

	For the year ended
(US$ in millions)	June 30, 2022	June 30, 2021	June 30, 2020
Unrealized (losses) gains on equity investments and associated derivatives [a]	$(617)	$2,550	$(1,603)
Realized gains on equity investments and associated derivatives, net	642	431	363
Gains (losses) on equity investments and associated derivatives, net [b]	25	2,981	(1,240)
Dividends	180	218	158
Custody, fees and other	3	2	15
Total income (loss) from equity investments and associated derivatives	$208	$3,201	$(1,067)
_________
a    Including unrealized gains and losses related to equity securities still held at June 30, 2022 – net losses of $42 million for the year ended June 30, 2022.
b    Includes gains of $234 million for the year ended June 30, 2022 (gains of $1.9 billion – June 30, 2021 and losses of 562 million – June 30, 2020) from equity investments for which IFC has elected a Fair Value Option.
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $5.3 billion as of June 30, 2022 ($5.0 billion – June 30, 2021). These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain.
As of June 30, 2022, the maximum unfunded commitments subject to capital calls for these funds are $1.9 billion ($1.5 billion – June 30, 2021). As of June 30, 2022, IFC invested $531 million ($570 million – June 30, 2021) as a limited partner in funds managed by AMC. Amounts previously distributed by the AMC Funds may be callable through the life of the respective fund. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE H – INVESTMENT TRANSACTIONS COMMITTED BUT NOT DISBURSED OR UTILIZED
Loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below:

(US$ in millions)	June 30, 2022	June 30, 2021
Investment transactions committed but not disbursed:
Loans, equity investments and debt securities	$12,643	$12,711
Investment transactions committed but not utilized:
Guarantees	724	766
Client risk management facilities	177	183
Total investment transactions committed but not disbursed or utilized	$13,544	$13,660
The disbursements of investment transactions committed but not disbursed or utilized are generally subject to fulfillment of conditions of disbursement.
NOTE I – LOAN PARTICIPATIONS
Loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for participants are as follows:

(US$ in millions)	June 30, 2022	June 30, 2021
Loan participations signed as commitments but not disbursed	$1,314	$1,538
Loan participations disbursed and outstanding which are serviced by IFC	7,297	7,082
NOTE J – RECEIVABLES AND OTHER ASSETS
Receivables and other assets are summarized below:

(US$ in millions)	June 30, 2022	June 30, 2021
Receivables from unsettled security trades	$940	$745
Accrued income on derivative instruments	535	462
Accrued interest income on loans	292	262
Assets under retirement benefit plans	106	—
Accrued interest income on time deposits and securities	102	108
Fixed assets	1,287	1,254
Less: Accumulated depreciation	(766)	(712)
Fixed assets, net	521	542
Deferred charges and other assets	2,215	2,465
Total receivables and other assets	$4,711	$4,584
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS
Market borrowings and associated derivatives
IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2022
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
(US$ in millions, except for ratios)	Principal amount	Weighted average rate (%)	Notional amount	Weighted average rate (%)	Notional amount	Weighted average rate (%)	Notional amount	Weighted average rate (%)
U.S. dollar	$21,264	1.6	$30,497	1.3	$20,978	1.1	$51,911	1.2
	—				(20,828)	1.6
Australian dollar	8,726	2.7	(8,726)	2.7	—	—	—	—
Pounds sterling	4,310	1.0	(4,310)	1.0	—	—	—	—
Mexican peso	4,243	7.6	(4,243)	7.6	—	—	—	—
New Zealand dollar	1,999	1.7	(1,999)	1.7	—	—	—	—
Canadian dollar	1,742	1.5	(1,742)	1.5	—	—	—	—
Swedish kronor	1,280	0.7	(1,280)	0.7	—	—	—	—
Brazilian real	1,211	3.3	(1,211)	3.3	—	—	—	—
Euro	1,121	1.8	(1,121)	1.8	—	—	—	—
Japanese yen	1,059	2.4	(1,059)	1.9	—	—	—	—
Indian rupee	954	6.3	(151)	6.3	—	—	803	6.3
Chinese renminbi	817	2.6	(817)	2.6	—	—	—	—
South African rand	699	6.1	(699)	7.0	—	—	—	—
Turkish lira	572	11.1	(566)	11.3	—	—	6	(3.1)
Russian ruble	514	5.5	(514)	5.4	—	—	—	—
Kazakhstan tenge	254	8.2	(243)	8.2	—	—	11	8.3
Norwegian kroner	226	0.9	(226)	0.9	—	—	—	—
Colombian peso	176	4.3	(176)	4.3	—	—	—	—
New Romanian lei	172	2.8	(93)	3.1	—	—	79	2.4
Hong Kong dollar	166	1.5	(166)	1.5	—	—	—	—
Georgian lari	143	8.4	(75)	7.5	—	—	68	9.5
Indonesian rupiah	133	8.0	—	—	—	—	133	8.0
Hungarian forints	131	2.7	(131)	2.7	—	—	—	—
Uzbekistan sum	112	10.5	(112)	10.5	—	—	—	—
Chilean peso	92	2.4	(92)	2.4	—	—	—	—
Uruguayan peso	76	6.2	(76)	6.2	—	—	—	—
Philippine peso	66	6.3	—	—	—	—	66	6.3
Peruvian soles nuevo	41	1.5	(41)	1.5	—	—	—	—
Ukrainian hryvnia	41	13.5	(35)	13.4	—	—	6	13.6
New Azerbaijanian manat	35	6.0	(35)	6.0	—	—	—	—
New Ghanaian cedi	23	13.4	(23)	13.4	—	—	—	—
Bangladeshi taka	17	6.7	—	—	—	—	17	6.7
Czech koruna	11	4.4	(11)	4.4	—	—	—	—
Costa Rican colon	6	7.2	(2)	5.5	—	—	4	8.1
Dominican peso	6	6.7	(5)	6.3	—	—	1	8.6
Nigerian naira	5	9.4	(5)	9.4	—	—	—	—
New Serbian dinar	4	0.7	(4)	0.7	—	—	—	—
Sri Lankan rupee	3	8.0	—	—	—	—	3	8.0
Principal at face value	$52,450		$508		$150		$53,108	1.3
Short-term borrowings from market and other sources	2,327
	54,777
Unamortized discounts, net	(2,527)
Total market borrowings	52,250
Fair value adjustments	(4,325)
Carrying amount of market borrowings	$47,925
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)

	June 30, 2021
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
(US$ in millions, except for ratios)	Principal amount	Weighted average rate (%)	Notional amount	Weighted average rate (%)	Notional amount	Weighted average rate (%)	Notional amount	Weighted average rate (%)
U.S. dollar	$22,806	1.5	$28,773	0.1	$22,471	0.2	$51,714	0.2
	—	—	—	—	(22,336)	1.5	—	—
Australian dollar	7,833	2.8	(7,833)	2.8	—	—	—	—
Pounds sterling	4,761	0.8	(4,761)	0.8	—	—	—	—
Mexican peso	4,322	7.7	(4,322)	7.6	—	—	—	—
Swedish kronor	2,054	0.6	(2,054)	0.6	—	—	—	—
New Zealand dollar	1,836	1.8	(1,836)	1.8	—	—	—	—
Japanese yen	1,734	2.2	(1,734)	1.8	—	—	—	—
Brazilian real	1,534	3.9	(1,534)	3.9	—	—	—	—
Canadian dollar	1,412	1.4	(1,412)	1.4	—	—	—	—
Turkish lira	1,201	11.3	(1,172)	11.5	—	—	29	5.0
Indian rupee	1,125	6.4	—	—	—	—	1,125	6.4
Euro	1,070	2.0	(1,070)	2.0	—	—	—	—
South African rand	879	6.0	(879)	6.8	—	—	—	—
Russian ruble	872	5.6	(872)	5.6	—	—	—	—
Chinese renminbi	695	2.4	(695)	2.4	—	—	—	—
Norwegian kroner	310	0.9	(310)	0.9	—	—	—	—
Colombian peso	185	4.0	(185)	4.0	—	—	—	—
New Romanian lei	148	2.4	(58)	2.3	—	—	90	2.4
Indonesian rupiah	138	8.0	—	—	—	—	138	8.0
Kazakhstan tenge	134	9.1	(118)	9.2	—	—	16	8.3
Hong Kong dollar	122	0.1	(122)	0.1	—	—	—	—
Georgian lari	114	8.6	(50)	7.5	—	—	64	9.4
Uruguayan peso	83	9.4	(83)	9.4	—	—	—	—
Philippine peso	81	6.3	—	—	—	—	81	6.3
Uzbekistan sum	67	12.0	(33)	10.4	—	—	34	13.5
Chilean peso	54	1.3	(54)	1.3	—	—	—	—
Ukrainian hryvnia	47	15.1	(38)	15.4	—	—	9	13.6
Peruvian soles nuevo	41	1.6	(41)	1.6	—	—	—	—
Czech koruna	25	1.1	(25)	1.1	—	—	—	—
Costa Rican colon	19	6.6	(13)	5.6	—	—	6	8.7
Botswana pula	19	2.8	—	—	—	—	19	2.8
Bangladeshi taka	19	6.7	—	—	—	—	19	6.7
Nigerian naira	14	8.2	(14)	8.2	—	—	—	—
New Azerbaijanian manat	12	7.5	(12)	7.5	—	—	—	—
New Ghanaian cedi	10	16.8	(10)	16.8	—	—	—	—
Dominican peso	5	7.6	(5)	7.1	—	—	—	—
New Serbian dinar	5	0.7	(5)	0.7	—	—	—	—
Principal at face value	$55,786		$(2,577)		$135		$53,344	0.4
Short-term borrowings from market and other sources	2,615
	58,401
Unamortized discounts, net	(2,896)
Total market borrowings	55,505
Fair value adjustments	(290)
Carrying amount of market borrowings	$55,215
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)
The net currency obligations not fully hedged by borrowings related swaps have generally been invested and/or on-lent to clients in such currencies.
The weighted average remaining maturity of IFC’s borrowings from market sources was 5.6 years at June 30, 2022 (5.8 years – June 30, 2021).
Charges on borrowings for the year ended June 30, 2022 include $4 million of interest expense on secured borrowings ($7 million – year ended June 30, 2021 and $13 million – year ended June 30, 2020) and is net of $4 million of gains on buybacks of market borrowings ($3 million – year ended June 30, 2021; $7 million – year ended June 30, 2020).
The net nominal amount payable from currency swaps of $508 million and the net notional amount payable from interest rate swaps of $150 million at June 30, 2022 (receivable of $2.6 billion from currency swaps and payable of $135 million from interest rate swaps – June 30, 2021), shown in the above table, are represented by currency and interest rate swap assets at fair value of $128 million and currency and interest rate swap liabilities at fair value of $7.3 billion ($1.9 billion and $2.5 billion – June 30, 2021), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.
Short-term market borrowings
IFC’s short-term Discount Note Program has maturities ranging from overnight to one year. The amount outstanding under the program at June 30, 2022 is $2.3 billion ($2.6 billion – June 30, 2021). Charges on borrowings for the year ended June 30, 2022, include $5 million in respect of this program ($5 million – June 30, 2021 and $39 million – June 30, 2020).
Borrowings from IDA
Borrowings outstanding from IDA are summarized below:

	June 30, 2022
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
(US$ in millions, except for ratios)	Principal amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)
U.S. dollar	$358	1.8	$358	1.8	$358	1.8
			(358)	(1.8)
Total IDA borrowings outstanding	$358		$—		$358	1.8
Fair value adjustments	(14)
Carrying amount of IDA borrowings	$344

	June 30, 2021
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
(US$ in millions, except for ratios)	Principal amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)
U.S. dollar	$472	1.8	$472	0.1	$472	0.1
			(472)	(1.8)
Total IDA borrowings outstanding	$472		$—		$472	0.1
Fair value adjustments	12
Carrying amount of IDA borrowings	$484
The weighted average remaining maturity of borrowings from IDA was 3.3 years at June 30, 2022 (3.4 years – June 30, 2021). Charges on borrowings for the year ended June 30, 2022, includes $8 million ($10 million – year ended June 30, 2021; $12 million – year ended June 30, 2020) in respect of borrowings from IDA.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)
Maturity of borrowings
As of June 30, 2022, the principal amounts repayable on borrowings outstanding in all currencies during the years ending June 30, 2023, through June 30, 2027, and thereafter are summarized below:

(US$ in millions)	2023	2024	2025	2026	2027	Thereafter	Total
Borrowings from market sources	$9,226	$7,627	$9,025	$6,621	$5,198	$14,753	$52,450
Short-term borrowings from market and other sources	2,327	—	—	—	—	—	2,327
Borrowings from IDA	96	77	61	34	12	78	358
Total borrowings, gross	$11,649	$7,704	$9,086	$6,655	$5,210	$14,831	$55,135
Unamortized discounts, net							(2,527)
Fair value adjustments							(4,339)
Carrying amount of borrowings							$48,269
As of June 30, 2021, the principal amounts repayable on borrowings outstanding in all currencies during the years ending June 30, 2022, through June 30, 2026, and thereafter are summarized below:

(US$ in millions)	2022	2023	2024	2025	2026	Thereafter	Total
Borrowings from market sources	$8,664	$9,175	$6,159	$8,309	$6,876	$16,603	$55,786
Short-term borrowings from market and other sources	2,615	—	—	—	—	—	2,615
Borrowings from IDA	114	96	77	61	34	90	472
Total borrowings, gross	$11,393	$9,271	$6,236	$8,370	$6,910	$16,693	$58,873
Unamortized discounts, net							(2,896)
Fair value adjustments							(278)
Carrying amount of borrowings							$55,699
After the effect of interest rate and currency swaps, IFC’s borrowings generally reprice within one year.
NOTE L – PAYABLES AND OTHER LIABILITIES
Payables and other liabilities are summarized below:

(US$ in millions)	June 30, 2022	June 30, 2021
Accounts payable, accrued expenses and other liabilities	$2,057	$2,159
Accrued charges on borrowings	598	567
Liabilities under retirement benefit plans	500	1,186
Accrued charges on derivative instruments	303	175
Payables for unsettled security trades	172	1,568
Deferred income	103	109
Secured borrowings & short sold securities	80	105
Total payables and other liabilities	$3,813	$5,869
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE M – CAPITAL TRANSACTIONS
Following the Spring Meetings in April 2018, a financing package was endorsed by the Board of Governors that included a three-step capital raising process: conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital. The SCI and GCI Resolutions were adopted and became effective on April 16, 2020 and the subscription process was formally launched on April 22, 2020. The member countries may subscribe to the increased authorized capital stock as per the SCI and GCI not later than three years from the date of effectiveness of the increase in the authorized capital stock. The member countries shall make payment of the subscription price of shares subscribed for all such shares at any time or for some such shares from time to time prior to April 15, 2023 for SCI and prior to April 15, 2025 for GCI.
The authorized capital stock was increased by the creation of 16,999,998 additional shares each having a par value of $1,000 after converting a portion of the retained earnings into paid-in capital. The authorized capital stock was increased by 919,998 and 4,579,995 shares of capital stock each having a par value of $1,000 as per the SCI and GCI respectively. The authorized capital stock as on June 30, 2022 consists of 25,079,991 shares of $1,000 par value each (25,079,991 shares at June 30, 2021).
During the year ended June 30, 2022, 18 countries subscribed a total of $803 million (GCI of $628 million and SCI of $175 million) and payment of $987 million has been received from 57 countries. Subsequent to June 30, 2022, a subscription of $27 million was received from one country and total payment of $95 million was received from five countries. For the year ended June 30, 2021, $2.4 billion was subscribed and $1.2 billion payment was received.
Additionally, Brunei Darussalam became the 186th member of IFC following the completion of the formal requirements for membership in FY22 Q2 with a subscription of $2.5 million.
Under IFC’s Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member’s capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member’s capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC’s Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserve provided on the date of withdrawal.
NOTE N – OTHER INCOME
Other income for the years ended June 30, 2022, June 30, 2021 and June 30, 2020 comprise the following:

	For the year ended
(US$ in millions)	June 30, 2022	June 30, 2021	June 30, 2020
Other reimbursable arrangements	$14	$24	$24
Fees collected from clients	13	14	18
Income from AMC consolidated entities [a]	—	—	31
Investment (losses) gains on PEBP assets	(17)	130	11
Others	34	44	53
Total Other Income	$44	$212	$137
_________
a    Income reported until AMC merged with IFC on January 31, 2020.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below:

(US$ in millions)	Grants to IDA	Funding Mechanism for Technical Assistance and Advisory Services	Creating Markets Advisory Window	Performance-Based Grants Initiative	Small and Medium Enterprise Ventures	Total Designated Retained Earnings
At June 30, 2019	$115	$66	$166	$3	$16	$366
Year ended June 30, 2020
Designations of retained earnings	98	24	—	—	—	122
Expenditures against designated retained earnings	—	(21)	(31)	(2)	(1)	(55)
At June 30, 2020	$213	$69	$135	$1	$15	$433
Year ended June 30, 2021
Designations of retained earnings	—	—	44	—	—	44
Expenditures against designated retained earnings	(213)	(27)	(28)	(1)	(1)	(270)
At June 30, 2021	$—	$42	$151	$—	$14	$207
Year ended June 30, 2022
Designations of retained earnings	—	72	89	—	—	161
Expenditures against designated retained earnings	—	(36)	(33)	—	(1)	(70)
At June 30, 2022	$—	$78	$207	$—	$13	$298
On August 5, 2021, the Board of Directors approved a designation of $89 million of IFC’s retained earnings for Creating Markets Advisory Window (CMAW) and a designation of $72 million of IFC's retained earnings for Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). These designations were approved by the Board of Governors on October 14, 2021.
On June 25, 2021, IFC recognized grants to IDA of $213 million on the signing of a grant agreement between IDA and IFC. New designations to IDA have been suspended, effective fiscal year ended June 30, 2020.

Accumulated other comprehensive loss
The components of accumulated other comprehensive loss at June 30, 2022 and June 30, 2021 are summarized as follows:

(US$ in millions)	June 30, 2022	June 30, 2021
Net unrealized losses on available-for-sale debt securities	$(300)	$(22)
Net unrealized gains on borrowings at fair value under the Fair Value Option due to changes in instrument-specific credit risk	390	150
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(172)	(1,246)
Total accumulated other comprehensive loss	$(82)	$(1,118)
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE P – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the years ended June 30, 2022, June 30, 2021 and June 30, 2020 comprise:

	For the year ended
(US$ in millions)	June 30, 2022	June 30, 2021	June 30, 2020
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized (losses) gains on loans under the Fair Value Option	$(95)	$108	$(66)
Unrealized gains (losses) on derivatives associated with loans	389	233	(236)
Unrealized (losses) gains on debt securities under the Fair Value Option	(532)	325	(23)
Unrealized gains (losses) on derivatives associated with debt securities	115	69	(98)
Total net unrealized (losses) gains on loans, debt securities and associated derivatives	(123)	735	(423)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains (losses) on market borrowings accounted for at fair value	3,795	2,016	(1,690)
Unrealized (losses) gains on derivatives associated with market borrowings	(3,928)	(1,957)	1,501
Unrealized gains (losses) on borrowings from IDA accounted for at fair value	27	12	(29)
Total net unrealized (losses) gains on borrowings from market, IDA and associated derivatives	(106)	71	(218)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$(229)	$806	$(641)
Market borrowings economically hedged with financial instruments, including derivatives, are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to movements in IFC's own credit risk spread, foreign currency exchange risk premiums and accrued interest balances. The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of cash flows on market borrowings. Changes in the fair value of borrowings resulting from changes in IFC’s own credit risk spread are recorded through other comprehensive income whereas changes in fair value due to other factors, and all fair value changes on hedging derivatives, are accounted for through net income (losses).
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE Q – DERIVATIVES
IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as accounting hedges under ASC Topic 815.
The fair value of derivative instrument assets and liabilities by risk type at June 30, 2022 and June 30, 2021 is summarized as follows:

(US$ in millions)	June 30, 2022	June 30, 2021
Derivative assets
Interest rate	$552	$765
Foreign exchange	900	382
Interest rate and currency	2,282	2,937
Equity	77	133
Credit and other	45	24
Total derivative assets	$3,856	$4,241
Derivative liabilities
Interest rate	$1,684	$768
Foreign exchange	76	133
Interest rate and currency	6,105	2,871
Equity	4	5
Credit and other	31	7
Total derivative liabilities	$7,900	$3,784

The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE Q – DERIVATIVES (continued)
The effect of derivative instrument contracts on the consolidated statement of operations for the years ended June 30, 2022, June 30, 2021 and June 30, 2020 is summarized as follows:

(US$ in millions)		For the year ended
Derivative risk category	Consolidated Statement of Operations location	June 30, 2022	June 30, 2021	June 30, 2020
Interest rate	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(25)	$(23)	$(6)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(13)	(12)	(3)
	Income (loss) from liquid asset trading activities	73	(71)	(201)
	Charges on borrowings	243	292	41
	Other income	17	13	22
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(1,263)	(396)	594
Foreign exchange	Income (loss) from liquid asset trading activities	2,223	(987)	656
	Foreign currency transaction gains (losses) on non-trading activities	8	(16)	(5)
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(3)	3	—
Interest rate and currency	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	(217)	(168)	(81)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(64)	(70)	(31)
	Income from liquid asset trading activities	575	107	204
	Charges on borrowings	781	842	639
	Foreign currency transaction (losses) gains on non-trading activities	(2,180)	1,468	(818)
	Other income	2	4	3
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(2,144)	(1,265)	565
Equity	(Losses) gains from equity investments and associated derivatives	(43)	(30)	14
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(13)	9	(14)
Other derivative contracts	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(3)	(6)	23
	Total	$(2,046)	$(306)	$1,602
The income related to each derivative risk category includes realized and unrealized gains and losses.
At June 30, 2022, the outstanding volume, measured by U.S. dollar equivalent notional, of interest rate contracts was $49.2 billion ($48.7 billion at June 30, 2021), foreign exchange contracts was $17.2 billion ($22.0 billion at June 30, 2021) and interest rate and currency contracts was $47.0 billion ($45.7 billion at June 30, 2021).
At June 30, 2022, there were 139 equity contracts related to IFC’s loan and equity investment portfolio and 25 other derivative contracts recognized as derivatives assets or liabilities under ASC Topic 815 (141 equity risk and 24 other derivative contracts at June 30, 2021).
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. IFC categorizes its financial instruments into three levels based on the established fair value hierarchy. For more information regarding the fair value hierarchy and how IFC measures fair value, see Note A – Summary of Significant Accounting and Related Policies. Readers are cautioned in using these data for purposes of evaluating the financial condition of IFC and the fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19 and the war in Ukraine, IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at June 30, 2022. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at June 30, 2022.
For the following instruments, the significant unobservable inputs and its relationship to the fair valuation movement are listed below:

Instrument	Significant Unobservable Input	Increase in Unobservable Input Results In
IFC Local Currency Borrowings	IFC Yield Curve	Decrease in Fair Value
Interest Rate Swaps	Yield Curve Points	Decrease in Fair Value
Currency Swaps	Yield Curve and Exchange Rates	Decrease in Fair Value
Debt Securities and Loans	Discount Rates, Credit Default Spreads	Decrease in Fair Value
	Valuation Multiple, Recovery Rates	Increase in Fair Value
Equity Securities and Equity Related Derivatives	Cost of equity, discounts for lack of marketability, weighted average cost of capital	Decrease in Fair Value
	Growth rates, return on assets, perpetual growth rates, EV/EBITDA, price to book value and other valuation multiples and volatilities	Increase in Fair Value
The methodologies used and key assumptions made to estimate fair values as of June 30, 2022 and June 30, 2021, are summarized below.
Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and U.S. Treasuries. U.S. Treasuries and U.S. Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
Liquid assets classified as Level 3 as of June 30, 2022 ($179 million) and as of June 30, 2021 ($271 million) were fair valued based on non-quantitative unobservable valuation inputs. The valuation techniques for these liquid assets are presented in the table below.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

		June 30, 2022
(US$ in millions)	Valuation technique	Fair value
Government obligations	Dealer indicative price	$172
Corporate debt securities	Dealer indicative price	7
Total		$179

		June 30, 2021
(US$ in millions)	Valuation technique	Fair value
Government obligations	Dealer indicative price	$271
Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of June 30, 2022 and as of June 30, 2021 are presented below.

June 30, 2022
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$23	Discount rate	7.4 - 17.3	10.6
	Market comparables	37	Valuation multiples [a]
	Recent transactions	56
	Other techniques	68
Total preferred shares		184
Other debt securities	Discounted cash flows	4,672	Credit default swap spreads	0.6 - 13.4	4.4
			Expected recovery rates	0.0 - 75	42.6
	Recent transactions	1,018
	Other techniques	500
Total other debt securities		6,190
Total		$6,374
_________
a    Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

June 30, 2021
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$17	Discount rate	12.5 - 30.0	17.6
	Market comparables	117	Valuation multiples [a]
	Listed price (adjusted)	221	Discount for lack of marketability (%)	*	31.0
	Recent transactions	79
	Other techniques	49
Total preferred shares		483
Other debt securities	Discounted cash flows	4,258	Credit default swap spreads	0.5 - 7.1	2.1
			Expected recovery rates	35.0 - 50.0	43.3
	Recent transactions	1,431
	Other techniques	501
Total other debt securities		6,190
Total		$6,673
________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of June 30, 2022, IFC had bond issuances with a total fair value of $232 million classified as level 3 in Dominican peso, Georgian lari, Kazakhstan tenge, Uruguayan peso and Uzbekistan sum where the significant unobservable inputs were yield curve data. As of June 30, 2022, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 7.2% and the effective interest rate on short-term borrowings carried at amortized cost was 0.2%.
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of June 30, 2022 and June 30, 2021 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

(US$ in millions)			June 30, 2022
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$2	Volatilities	28.1 - 53.0	53
	Variable strike price options	71	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	35	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(34)	Yield curve points, exchange rates
Total		$74
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

(US$ in millions)			June 30, 2021
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$40	Volatilities	28.1 - 36.4	36.1
	Variable strike price options	88	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	26	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(10)	Yield curve points, exchange rates
Total		$144
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate, price to book and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of June 30, 2022 and June 30, 2021 are presented below.

(US$ in millions)			June 30, 2022
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$535	Cost of equity (%)	9.2 - 25.4	11.7
Institutions			Asset growth rate (%)	(26.0) - 36.2	5.4
			Return on assets (%)	(4.1) - 6.6	1.8
			Perpetual growth rate (%)	3.0 - 13.0	5.2
	Market comparables	174	Price to book value	0.3 - 1.7	1.5
			EV/Sales	1.7- 16.5	10.0
			Other valuation multiples [a]
	Listed price (adjusted)	215	Discount for lack of marketability (%)	*	35.0
	Recent transactions	487
	Other techniques	155
	Associated options [b]	7
Total banking and other financial institutions		1,573
Funds	Recent transactions	30
	Other techniques	13
Total funds		43
Others	Discounted cash flows	1,254	Weighted average cost of capital (%)	4.5 - 27.7	10.2
			Cost of equity (%)	8.3 - 22.5	12.8
	Market comparables	304	EV/EBITDA	3.6 - 18.0	13.1
			Price to book value	0.6 - 1.9	1.5
			Other valuation multiples [a]
	Recent transactions	739
	Other techniques	63
	Associated options [b]	88
Total others		2,448
Total		$4,064
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

(US$ in millions)			June 30, 2021
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$607	Cost of equity (%)	8.9 - 22.8	12.2
Institutions			Asset growth rate (%)	(15.6) - 32.2	2.8
			Return on assets (%)	(7.7) - 7.1	1.2
			Perpetual growth rate (%)	2.4 - 13.0	4.8
	Market comparables	169	Price to book value	0.3 - 1.7	1.5
			EV/Sales	2.5 - 13.4	10.3
			Other valuation multiples [a]
	Listed price (adjusted)	271	Discount for lack of marketability (%)	*	35.0
	Recent transactions	334
	Other techniques	266
	Associated options [b]	16
Total banking and other financial institutions		1,663
Funds	Recent transactions	10
	Other techniques	6
Total funds		16
Others	Discounted cash flows	1,456	Weighted average cost of capital (%)	5.5 - 21.9	10.3
			Cost of equity (%)	9.6 - 25.2	12.8
	Market comparables	486	EV/EBITDA	4.6 - 23.0	12.7
			Price to book value	0.6 - 2.2	1.6
			Other valuation multiples [a]
	Recent transactions	712
	Other techniques	259
	Associated options [b]	76
Total others		2,989
Total		$4,668
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.
a    Includes price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 120

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at June 30, 2022 and June 30, 2021 are summarized below:

	June 30, 2022			June 30, 2021
(US$ in millions)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$46,350		$46,350	$51,448		$51,448
Investments:
Loans at amortized cost, net of reserve against losses	24,849		24,820	24,314		26,297
Loans accounted for at fair value under the Fair Value Option	1,374		1,374	1,330		1,330
Total loans	26,223		26,194	25,644		27,627
Equity investments accounted for at fair value	11,137	[a]	11,136	12,027	[a]	12,024
Debt securities accounted for at fair value as available-for-sale	1,905		1,905	2,984		2,984
Debt securities accounted for at fair value under the Fair Value Option	4,828		4,828	4,336		4,336
Total debt securities	6,733		6,733	7,320		7,320
Total investments	44,093		44,063	44,991		46,971
Derivative assets:
Borrowings-related	128		128	1,947		1,947
Liquid asset portfolio-related and other	1,464		1,464	427		427
Investment-related	1,927		1,927	1,394		1,394
Client risk management-related	337		337	473		473
Total derivative assets	3,856		3,856	4,241		4,241
Other investment-related financial assets	—		4	—		7
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$6,223		$6,223	$8,668		$8,668
Market, IBRD, IDA and other borrowings outstanding	48,269		48,277	55,699		55,732
Derivative liabilities:
Borrowings-related	7,336		7,336	2,512		2,512
Liquid asset portfolio-related and other	77		77	262		262
Investment-related	214		214	458		458
Client risk management-related	273		273	552		552
Total derivative liabilities	7,900		7,900	3,784		3,784
_________
a    For $1 million as of June 30, 2022 ($3 million – June 30, 2021) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $40 million at June 30, 2022 ($41 million – June 30, 2021). Fair values of loan commitments are based on present value of loan commitment fees.

Fair value hierarchy
As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement. The following tables provide information as of June 30, 2022 and June 30, 2021, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis:
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2022
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time deposits with maturities greater than three months [a]	$—	$3,959	$—	$3,959
Trading securities:
Asset-backed securities	—	3,825	—	3,825
Corporate debt securities [b]	—	3,999	7	4,006
Government obligations	15,600	7,288	172	23,060
Total trading securities	15,600	15,112	179	30,891
Loans	—	54	1,303	1,357
Loans measured at net asset value [c]				17
Total Loans (outstanding principal balance $1,519)	—	54	1,303	1,374
Equity investments:
Banking and other financial institutions	774	65	1,573	2,412
Funds	—	19	43	62
Others	866	38	2,448	3,352
Equity investments measured at net asset value [c]				5,310
Total equity investments	1,640	122	4,064	11,136
Debt securities:
Corporate debt securities	—	1,079	4,070	5,149
Preferred shares	—	—	184	184
Asset-backed securities	—	52	817	869
Debt securities measured at net asset value [c]				531
Total debt securities	—	1,131	5,071	6,733
Derivative assets:
Interest rate	—	552	—	552
Foreign exchange	—	900	—	900
Interest rate and currency	—	2,247	35	2,282
Equity and other	—	—	77	77
Credit and Other derivative contracts	—	45	—	45
Total derivative assets	—	3,744	112	3,856
Total assets at fair value	$17,240	$24,122	$10,729	$57,949
Borrowings:
Structured bonds	$—	$4,740	$—	$4,740
Unstructured bonds	—	40,335	232	40,567
Total borrowings (outstanding principal balance $52,174) [d]	—	45,075	232	45,307
Derivative liabilities:
Interest rate	—	1,684	—	1,684
Foreign exchange	—	76	—	76
Interest rate and currency	—	6,071	34	6,105
Equity and other	—	—	4	4
Credit and Other derivative contracts	—	31	—	31
Total derivative liabilities	—	7,862	38	7,900
Total liabilities at fair value	$—	$52,937	$270	$53,207
_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $4.9 billion, with a fair value of $1.5 billion as of June 30, 2022.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 122

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2021
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time Deposits with maturities greater than three months [a]	$—	$4,005	$—	$4,005
Trading securities:
Asset-backed securities	—	4,257	—	4,257
Corporate debt securities [b]	—	5,236	—	5,236
Government obligations	14,426	9,266	271	23,963
Total trading securities	14,426	18,759	271	33,456
Loans	—	—	1,313	1,313
Loans measured at net asset value [c]				17
Total Loans (outstanding principal balance $1,380)	—	—	1,313	1,330
Equity investments:
Banking and other financial institutions	1,034	114	1,663	2,811
Funds	49	—	16	65
Others	894	272	2,989	4,155
Equity investments measured at net asset value [c]				4,993
Total equity investments	1,977	386	4,668	12,024
Debt securities:
Corporate debt securities	—	1,348	3,985	5,333
Preferred shares	—	—	483	483
Asset-backed securities	—	60	892	952
Debt securities measured at net asset value [c]				552
Total debt securities	—	1,408	5,360	7,320
Derivative assets:
Interest rate	—	765	—	765
Foreign exchange	—	382	—	382
Interest rate and currency	—	2,911	26	2,937
Equity and other	—	—	133	133
Credit and Other derivative contracts	—	24	—	24
Total derivative assets	—	4,082	159	4,241
Total assets at fair value	$16,403	$28,640	$11,771	$62,376
Borrowings:
Structured bonds	$—	$6,238	$—	$6,238
Unstructured bonds	—	46,034	90	46,124
Total borrowings (outstanding principal balance $55,536) [d]	—	52,272	90	52,362
Derivative liabilities:
Interest rate	—	768	—	768
Foreign exchange	—	133	—	133
Interest rate and currency	—	2,861	10	2,871
Equity and other	—	—	5	5
Credit and Other derivative contracts	—	7	—	7
Total derivative liabilities	—	3,769	15	3,784
Total liabilities at fair value	$—	$56,041	$105	$56,146
_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.5 billion, with a fair value of $2.0 billion as of June 30, 2021.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2022 and June 30, 2021:

	For the year ended June 30, 2022
(US$ in millions)	Balance as of July 1, 2021	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of June 30, 2022	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at year end	Net unrealized gains (losses) included in other comprehensive income (loss) related to assets / liabilities held at year end
		Net income (loss)	Other comprehensive income (loss)
Trading securities:
Asset-backed securities	$—	$—	$—	$30	$—	$(30)	$—	$—	$—
Corporate debt securities	—	(4)	—	120	—	(109)	7	(1)	—
Government and agency obligations	271	9	—	126	—	(234)	172	(10)	—
Total trading securities	271	5	—	276	—	(373)	179	(11)	—
Loans	1,313	(122)	—	171	—	(59)	1,303	(122)	—
Equity investments:
Banking and other financial institutions	1,663	62	—	(152)	—	—	1,573	(65)	—
Funds	16	(4)	—	31	—	—	43	(6)	—
Others	2,989	36	—	(233)	—	(344)	2,448	(16)	—
Total equity investments	4,668	94	—	(354)	—	(344)	4,064	(87)	—
Debt securities:
Corporate debt securities	3,985	(425)	(153)	318	884	(539)	4,070	(335)	(165)
Preferred shares	483	(99)	(19)	(181)	—	—	184	17	8
Asset-backed securities	892	(72)	(35)	32	—	—	817	(68)	(44)
Total debt securities	5,360	(596)	(207)	169	884	(539)	5,071	(386)	(201)
Derivative assets:
Interest rate and currency	26	12	—	9	10	(22)	35	27	—
Equity and other	133	(57)	—	1	—	—	77	(57)	—
Total derivative assets	159	(45)	—	10	10	(22)	112	(30)	—
Total assets at fair value	$11,771	$(664)	$(207)	$272	$894	$(1,337)	$10,729	$(636)	$(201)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(90)	3	—	(214)	(44)	113	(232)	3	—
Total borrowings	(90)	3	—	(214)	(44)	113	(232)	3	—
Derivative liabilities:
Interest rate and currency	(10)	4	—	(17)	(21)	10	(34)	(23)	—
Equity and other	(5)	1	—	—	—	—	(4)	1	—
Total derivative liabilities	(15)	5	—	(17)	(21)	10	(38)	(22)	—
Total liabilities at fair value	$(105)	$8	$—	$(231)	$(65)	$123	$(270)	$(19)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2022.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2021 beginning balance as of June 30, 2022.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 124

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

	For the year ended June 30, 2021
(US$ in millions)	Balance as of July 01, 2020	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of June 30, 2021	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at year end	Net unrealized gains (losses) included in other comprehensive income (loss) related to assets / liabilities held at period end
		Net income (loss)	Other comprehensive income (loss)
Trading securities:
Asset-backed securities	$20	$2	$—	$87	$—	$(109)	$—	$—	$—
Corporate debt securities	—	(2)	—	282	—	(280)	—	—	—
Government and agency obligations	—	—	—	261	113	(103)	271	(1)	—
Total trading securities	20	—	—	630	113	(492)	271	(1)	$—
Loans	942	121	—	250	—	—	1,313	121	—
Equity investments:
Banking and other financial institutions	1,765	215	—	(285)	6	(38)	1,663	273	—
Funds	115	(9)	—	(90)	—	—	16	(9)	—
Others	2,620	483	—	(71)	99	(142)	2,989	431	—
Total equity investments	4,500	689	—	(446)	105	(180)	4,668	695	—
Debt securities:
Corporate debt securities	3,648	135	107	157	1,175	(1,237)	3,985	175	51
Preferred shares	390	179	(8)	(78)	—	—	483	217	8
Asset-backed securities	930	36	(17)	(57)	—	—	892	33	(27)
Total debt securities	4,968	350	82	22	1,175	(1,237)	5,360	425	32
Derivative assets:
Interest rate and currency	41	(17)	—	4	—	(2)	26	10	—
Equity and other	153	(20)	—	—	—	—	133	(20)	—
Total derivative assets	194	(37)	—	4	—	(2)	159	(10)	—
Total assets at fair value	$10,624	$1,123	$82	$460	$1,393	$(1,911)	$11,771	$1,230	$32
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(152)	1	—	(84)	—	145	(90)	1	—
Total borrowings	(152)	1	—	(84)	—	145	(90)	1	—
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—	—
Interest rate and currency	(38)	5	—	(5)	—	28	(10)	(7)	—
Equity and other	(4)	(1)	—	—	—	—	(5)	(1)	—
Total derivative liabilities	(42)	4	—	(5)	—	28	(15)	(8)	—
Total liabilities at fair value	$(194)	$5	$—	$(89)	$—	$173	$(105)	$(7)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2021.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2020 beginning balance as of June 30, 2021.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2022 and June 30, 2021.

	For the year ended June 30, 2022
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$44	$—	$—	$(14)	$30
Corporate debt securities	240	(120)	—	—	120
Government and agency obligations	220	—	—	(94)	126
Total trading securities	504	(120)	—	(108)	276
Loans	—	—	296	(125)	171
Equity investments:
Banking and other financial institutions	112	(259)	—	(5)	(152)
Funds	119	(7)	—	(81)	31
Others	367	(434)	—	(166)	(233)
Total equity investments	598	(700)	—	(252)	(354)
Debt securities:
Corporate debt securities	1,143	—	—	(825)	318
Preferred shares	—	(124)	—	(57)	(181)
Asset-backed securities	168	—	—	(136)	32
Total debt securities	1,311	(124)	—	(1,018)	169
Derivative assets:
Interest rate and currency	—	—	6	3	9
Equity and other	—	—	—	1	1
Total derivative assets	—	—	6	4	10
Total assets at fair value	$2,413	$(944)	$302	$(1,499)	$272
Borrowings:
Unstructured Bonds	$—	$—	$(214)	$—	$(214)
Total Borrowings	—	—	(214)	—	(214)
Derivative liabilities:
Interest rate and currency	—	—	(20)	3	(17)
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	(20)	3	(17)
Total liabilities at fair value	$—	$—	$(234)	$3	$(231)

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 126

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

	For the year ended June 30, 2021
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$109	$(17)	$—	$(5)	$87
Corporate debt securities	282	—	—	—	282
Government and agency obligations	261	—	—	—	261
Total trading securities	652	(17)	—	(5)	630
Loans	—	(14)	373	(109)	250
Equity investments:
Banking and other financial institutions	71	(368)	—	12	(285)
Funds	92	(1)	—	(181)	(90)
Others	174	(252)	—	7	(71)
Total equity investments	337	(621)	—	(162)	(446)
Debt securities:
Corporate debt securities	965	(132)	—	(676)	157
Preferred shares	18	(77)	—	(19)	(78)
Asset-backed securities	89	—	—	(146)	(57)
Total debt securities	1,072	(209)	—	(841)	22
Derivative assets:
Interest rate and currency	—	—	5	(1)	4
Equity and other		—	—	—	—
Total derivative assets	—	—	5	(1)	4
Total assets at fair value	$2,061	$(861)	$378	$(1,118)	$460
Borrowings:
Unstructured Bonds	$—	$—	$(84)	$—	$(84)
Total Borrowings	—	—	(84)	—	(84)
Derivative liabilities:
Interest rate and currency	—	—	(4)	(1)	(5)
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	(4)	(1)	(5)
Total liabilities at fair value	$—	$—	$(88)	$(1)	$(89)
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated statements of operations in income from liquid asset trading activities, income from loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE S – SEGMENT REPORTING
For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note U). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and advisory services segments are detailed in Notes D, C, and U, respectively. An analysis of IFC’s major components of income and expense by business segment for the years ended June 30, 2022, June 30, 2021 and June 30, 2020, is provided below:

	For the year ended June 30, 2022
(US$ in millions)	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,156	$—	$—	$1,156
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(126)	—	—	(126)
Income from equity investments and associated derivatives	208	—	—	208
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	414	—	—	414
Provision for losses on available-for-sale debt securities	(14)	—	—	(14)
Loss from liquid asset trading activities	—	(413)	—	(413)
Charges on borrowings	(194)	(108)	—	(302)
Advisory services income	—	—	233	233
Service fees and other income	186	—	—	186
Administrative expenses	(1,257)	(50)	(134)	(1,441)
Advisory services expenses	—	—	(287)	(287)
Other, net	55	4	16	75
Foreign currency transaction gains on non-trading activities	76	—	—	76
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	504	(567)	(172)	(235)
Net unrealized losses on non-trading financial instruments accounted for at fair value	(123)	(106)	—	(229)
Net income (loss)	$381	$(673)	$(172)	$(464)

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 128

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE S – SEGMENT REPORTING (continued)

	For the year ended June 30, 2021
(US$ in millions)	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,116	$—	$—	$1,116
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	201	—	—	201
Income from equity investments and associated derivatives	3,201	—	—	3,201
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	340	—	—	340
Provision for losses on available-for-sale debt securities	(3)	—	—	(3)
Income from liquid asset trading activities	—	327	—	327
Charges on borrowings	(223)	(103)	—	(326)
Advisory services income	—	—	237	237
Service fees and other income	358	—	—	358
Administrative expenses	(1,185)	(43)	(127)	(1,355)
Advisory services expenses	—	—	(277)	(277)
Other, net	(40)	(3)	(12)	(55)
Foreign currency transaction losses on non-trading activities	(148)	—	—	(148)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	3,617	178	(179)	3,616
Net unrealized gains on non-trading financial instruments accounted for at fair value	735	71	—	806
Income (loss) before grants to IDA	4,352	249	(179)	4,422
Grants to IDA	(213)	—	—	(213)
Net income (loss)	$4,139	$249	$(179)	$4,209

The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE S – SEGMENT REPORTING (continued)

	For the year ended June 30, 2020
(US$ in millions)	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans associated derivatives	$1,510	$—	$—	$1,510
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(638)	—	—	(638)
Loss from equity investments and associated derivatives	(1,067)	—	—	(1,067)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	231	—	—	231
Income from liquid asset trading activities	—	1,039	—	1,039
Charges on borrowings	(648)	(533)	—	(1,181)
Advisory services income	—	—	281	281
Service fees and other income	278	—	—	278
Administrative expenses	(1,104)	(46)	(131)	(1,281)
Advisory services expenses	—	—	(312)	(312)
Other, net	(29)	(1)	(5)	(35)
Foreign currency transaction gains on non-trading activities	144	—	—	144
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(1,323)	459	(167)	(1,031)
Net unrealized losses on non-trading financial instruments accounted for at fair value	(423)	(218)	—	(641)
Net (loss) income	$(1,746)	$241	$(167)	$(1,672)

NOTE T – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 225 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at June 30, 2022 (216 investments – June 30, 2021).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.
Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $28.1 billion at June 30, 2022 ($30.2 billion – June 30, 2021). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5.3 billion at June 30, 2022 ($5.5 billion – June 30, 2021).
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $115 million are included in “Receivables and other assets” on IFC's consolidated balance sheet.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE T – VARIABLE INTEREST ENTITIES (continued)
The industry sector and geographical regional a analysis of IFC’s maximum exposures as a result of its investment in these VIEs at June 30, 2022 and June 30, 2021 is as follows:

	June 30, 2022
(US$ in millions)	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Africa
Manufacturing, agribusiness and services	$151	$21	$—	$—	$—	$172
Financial markets	51	—	16	—	—	67
Infrastructure and natural resources	629	195	—	—	44	868
Disruptive technologies and funds	—	227	—	—	—	227
Total Africa	831	443	16	—	44	1,334
Asia and Pacific
Manufacturing, agribusiness and services	62	61	162	—	—	285
Financial markets	73	101	149	—	—	323
Infrastructure and natural resources	156	90	77	—	11	334
Disruptive technologies and funds	5	435	—	—	—	440
Total Asia and Pacific	296	687	388	—	11	1,382
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	104	58	17	—	—	179
Financial markets	134	152	174	—	—	460
Infrastructure and natural resources	215	157	10	—	7	389
Disruptive technologies and funds	—	334	—	—	—	334
Total Latin America and the Caribbean, and Europe	453	701	201	—	7	1,362
Middle East, Central Asia and Türkiye
Manufacturing, agribusiness and services	15	24	63	—	—	102
Financial markets	—	—	146	86	—	232
Infrastructure and natural resources	278	12	3	—	12	305
Disruptive technologies and funds	—	98	—	—	—	98
Total Middle East, Central Asia and Türkiye	293	134	212	86	12	737
Other
Financial markets	66	99	226	—	6	397
Infrastructure and natural resources	—	5	—	—	—	5
Disruptive technologies and funds	—	47	—	—	—	47
Total Other	66	151	226	—	6	449
Maximum exposure to VIEs	$1,939	$2,116	$1,043	$86	$80	$5,264
of which:
Carrying value	$1,650	$1,409	$969	$86	$34	$4,148
Committed but not disbursed	$289	$707	$74	$—	$46	$1,116
_________
a    Geographical regions used herein the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE T – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2021
(US$ in millions)	Loans	Equity investments	Debt securities	Risk management	Total
Africa
Manufacturing, agribusiness and services	$70	$19	$—	$—	$89
Financial markets	60	1	26	—	87
Infrastructure and natural resources	937	220	—	166	1,323
Disruptive technologies and funds	—	159	—	—	159
Total Africa	1,067	399	26	166	1,658
Asia and Pacific
Manufacturing, agribusiness and services	80	51	151	—	282
Financial markets	81	105	36	—	222
Infrastructure and natural resources	190	80	11	22	303
Disruptive technologies and funds	6	301	—	—	307
Total Asia and Pacific	357	537	198	22	1,114
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	18	49	—	—	67
Financial markets	228	136	204	—	568
Infrastructure and natural resources	349	31	31	20	431
Disruptive technologies and funds	—	241	—	—	241
Total Latin America and the Caribbean, and Europe	595	457	235	20	1,307
Middle East, Central Asia and Türkiye
Manufacturing, agribusiness and services	30	49	100	—	179
Financial markets	—	—	150	—	150
Infrastructure and natural resources	376	11	4	40	431
Disruptive technologies and funds	—	58	—	—	58
Total Middle East, Central Asia and Türkiye	406	118	254	40	818
Other
Financial markets	86	97	250	6	439
Infrastructure and natural resources	76	10	—	—	86
Disruptive technologies and funds	—	48	—	—	48
Total Other	162	155	250	6	573
Maximum exposure to VIEs	$2,587	$1,666	$963	$254	$5,470
of which:
Carrying value	$2,028	$1,111	$885	$202	$4,226
Committed but not disbursed	$559	$555	$78	$52	$1,244
_________
a    Geographical regions used herein the FY22 consolidated financial statements are based on regional classifications as of June 30, 2022.

The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE U – ADVISORY SERVICES
IFC provides advisory services to government and private sector clients. IFC's advisory services to governments on private sector enabling environment and financial sector development are delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.
As of June 30, 2022, other assets included undisbursed donor funds of $606 million ($599 million – June 30, 2021) and IFC’s advisory services funding of $331 million ($307 million – June 30, 2021). Included in other liabilities as of June 30, 2022 is $606 million ($599 million – June 30, 2021) of refundable undisbursed donor funds.
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) (collectively “the Plans”) that cover substantially all of their staff members.
All costs, assets and liabilities associated with these Plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the Plans are calculated as a percentage of salary.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the years ended June 30, 2022, June 30, 2021 and June 30, 2020. For the years ended June 30, 2022, June 30, 2021 and June 30, 2020, the service cost of $339 million ($300 million and $270 million) are included in “Administrative expenses” respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other, net” in the consolidated statement of operations.

	For the year ended June 30,
	SRP			RSBP			PEBP
(US$ in millions)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Benefit cost
Service cost	$239	$211	$190	$55	$48	$43	$45	$41	$37
Other components:
Interest cost	167	146	164	28	24	26	23	21	25
Expected return on plan assets	(270)	(203)	(214)	(52)	(37)	(39)	—	—	—
Amortization of unrecognized prior service cost	1	1	1	3	3	3	1	1	2
Amortization of unrecognized net actuarial losses	—	76	21	—	3	—	22	20	29
Sub total	(102)	20	(28)	(21)	(7)	(10)	46	42	56
Net periodic pension cost	$137	$231	$162	$34	$41	$33	$91	$83	$93
The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP and PEBP for IFC for the years ended June 30, 2022 and June 30, 2021. Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the Plan. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

	SRP		RSBP		PEBP
(US$ in millions)	2022	2021	2022	2021	2022	2021
Projected benefit obligations
Beginning of year	$6,239	$5,798	$990	$912	$849	$788
Service cost	239	211	55	48	45	41
Interest cost	167	146	28	24	23	21
Net entity transfers	(29)	(6)	(2)	(3)	—	—
Participant contributions	55	55	4	4	2	2
Benefits paid	(199)	(187)	(15)	(13)	(13)	(10)
Actuarial (gain) loss	(1,046)	222	(218)	18	(167)	7
End of year	5,426	6,239	842	990	739	849
Fair value of plan assets
Beginning of year	5,084	4,000	959	729	—	—
Net entity transfers	(29)	(6)	(2)	(3)	—	—
Participant contributions	55	55	4	4	—	—
Actual return on assets	(48)	1,146	(14)	220	—	—
Employer contributions	63	76	16	22	—	—
Benefits paid	(199)	(187)	(15)	(13)	—	—
End of year	4,926	5,084	948	959	—	—
Funded status [a]	(500)	(1,155)	106	(31)	(739)	(849)
Accumulated benefit obligations	$4,981	$5,631	$842	$990	$655	$721
_________
a    Negative funded status is included in Payables and other liabilities and positive funded status is included in Receivables and other assets on the Balance Sheet.
As of June 30, 2022, the IFC’s SRP and PEBP were underfunded by $500 million and $739 million, respectively. The RSBP was overfunded by $106 million.
During the fiscal years ended June 30, 2022 and June 30, 2021, there were no amendments made to the retirement benefit plans.
The following tables present the amounts included in Accumulated Other Comprehensive Income (Loss) relating to Pension and Other Post-retirement Benefits:

Amounts included in Accumulated other comprehensive loss at June 30, 2022:

(US$ in millions)	SRP	RSBP	PEBP	Total
Net actuarial loss (gain)	$264	$(161)	$56	$159
Prior service cost	3	5	5	13
Net amount recognized in accumulated other comprehensive loss	$267	$(156)	$61	$172

Amounts included in Accumulated other comprehensive loss at June 30, 2021:

(US$ in millions)	SRP	RSBP	PEBP	Total
Net actuarial loss (gain)	$991	$(8)	$245	$1,228
Prior service cost	4	8	6	18
Net amount recognized in accumulated other comprehensive loss	$995	$—	$251	$1,246
Assumptions
The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and Management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.
The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation,
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, duration-adjusted change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year end yield of AA corporate bonds.
Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.
The following tables present the weighted-average assumptions used in determining the projected benefit obligations for the years ended June 30, 2022 and June 30, 2021 and the net periodic pension costs for the years ended June 30, 2022, June 30, 2021 and June 30, 2020:
Weighted average assumptions used to determine projected benefit obligation

	SRP		RSBP		PEBP
(In percent, except years)	2022	2021	2022	2021	2022	2021
Discount rate	4.40	2.70	4.50	2.80	4.50	2.80
Rate of compensation increase	5.30	4.80			5.30	4.80
Health care growth rates – at end of fiscal year			5.80	5.40
Ultimate health care growth rate			4.40	3.90
Year in which ultimate rate is reached			2031	2031
Interest crediting rate	5.40	4.90	n.a	n.a	5.40	4.90
Weighted average assumptions used to determine net periodic pension cost

	SRP			RSBP			PEBP
(In percent, except years)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Discount rate	2.70	2.60	3.40	2.80	2.70	3.50	2.80	2.60	3.50
Expected return on plan assets	5.40	5.10	5.40	5.40	5.10	5.50
Rate of compensation increase	4.80	4.60	4.90				4.80	4.60	4.90
Health care growth rates – at end of fiscal year				5.40	5.40	6.20
Ultimate health care growth rate				3.90	3.70	3.90
Year in which ultimate rate is reached				2031	2031	2030
Interest crediting rate	4.90	4.60	4.90	n.a	n.a	n.a	4.90	4.60	4.90
The medical cost trend rate can significantly affect the reported post-retirement benefit income or costs and benefit obligations for the RSBP. For the year ended June 30, 2022, the actuarial gains were primarily due to an increase in the real discount rates. For the year ended June 30, 2021, the actuarial losses were primarily the result of a decrease in the real discount rates, whereas the nominal discount rates increased due to an increase in expected inflation.
Investment Strategy
The investment policies establish the framework for investment of the Plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the SRP and RSBP (the Plans) are invested. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the Plans. The SAA for the Plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class, correlations across the asset classes, and qualitative considerations such as the liquidity needs of the Plans. In the first half of the fiscal year 2021, following the onset of the global pandemic, the Pension Finance Committee (PFC) re-assessed the assumptions underlying the SAA and reaffirmed the appropriateness of the Long-Term Real Return Objective within the current risk tolerance parameters. The review of the SAA was completed and approved in April 2021 with an effective date of June 1, 2021. The new SAAs slightly reduced the Fixed Income and Cash policy allocation from 23 percent to 20 percent and increased the policy allocation to Credit Strategy and Market Neutral Hedge Funds by one and two percent respectively. More recently, in April 2022 the PFC approved a revision to the SAA band around the target allocation for private equity from +/-3 percent to +/-5 percent with the effective date of May 1, 2022. The changes do not materially alter the risk profile of the portfolio but are expected to slightly increase the efficiency of the allocation.
The following table presents the policy asset allocation at June 30, 2022 and the actual asset allocations at June 30, 2022 and June 30, 2021 by asset category for the SRP and RSBP.

	SRP			RSBP
	Policy Allocation 2022 (%)	% of Plan Assets		Policy Allocation 2022 (%)	% of Plan Assets
		2022	2021		2022	2021
Asset class
Public equity	31	23	25	31	22	23
Fixed income & cash	20	17	20	20	17	21
Private equity	20	27	26	20	27	28
Real assets [a]	13	15	12	13	16	13
Market neutral hedge funds	10	10	9	10	10	8
Credit strategy	6	7	7	6	7	6
Other [b]	—	1	1	—	1	1
Total	100	100	100	100	100	100
_________
a    Includes public and private real estate, infrastructure and timber.
b    Includes authorized investments that are outside the policy allocations primarily in hedge funds.
Significant concentrations of risk in plan assets
The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2022, the largest exposure to a single counterparty was 7% and 6% of the Plan assets in SRP and RSBP, respectively (8% and 6%, respectively – June 30, 2021).
Risk management practices
Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification is central to the overall investment strategy and risk management approach for the Plans. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on an ongoing basis.
Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.
Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, are carried out on a regular basis which provides helpful information for assessing the impact on the portfolios caused by market risk factors. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The Plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.
Fair value measurements and disclosures
All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2022 and June 30, 2021:

	June 30, 2022
	SRP			RSBP
(US$ in millions)	Level 1	Level 2	Total	Level 1	Level 2	Total
Debt securities
Discount notes and time deposits	$4	$—	$4	$1	$—	$1
Securities purchased under resale agreements	29	—	29	8	—	8
Government and agency securities	576	94	670	120	22	142
Corporate and convertible bonds	—	111	111	—	23	23
Asset-backed securities	—	43	43	—	9	9
Mortgage-backed securities	—	62	62	—	12	12
Total debt securities	609	310	919	129	66	195
Equity securities
US common stocks	46	—	46	13	—	13
Non-US common stocks	335	—	335	61	—	61
Mutual funds	2	—	2	—	—	—
Real estate investment trusts	40	—	40	7	—	7
Total equity securities	423	—	423	81	—	81
Other funds at NAV [a]
Commingled funds	—	—	660	—	—	110
Private equity funds	—	—	1,313	—	—	253
Private credit	—	—	369	—	—	67
Hedge funds	—	—	545	—	—	98
Real estate funds (including infrastructure and timber)	—	—	680	—	—	140
Total other funds	—	—	3,567	—	—	668
Derivative assets/ liabilities	2	1	3	—	1	1
Other assets/ liabilities [b], net	—	—	14	—	—	3
Total Assets	$1,034	$311	$4,926	$210	$67	$948
_________
a    Investments measured at fair value using NAV, practical expedient have not been included under the fair value hierarchy.
b    Includes receivables and payables carried at amounts that approximate fair value.

The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

	June 30, 2021
	SRP			RSBP
(US$ in millions)	Level 1	Level 2	Total	Level 1	Level 2	Total
Debt securities
Discount notes and time deposits	$4	$2	$6	$2	$1	$3
Securities purchased under resale agreements	48	—	48	9	—	9
Government and agency securities	671	36	707	146	8	154
Corporate and convertible bonds	—	126	126	—	25	25
Asset-backed securities	—	34	34	—	7	7
Mortgage-backed securities	—	56	56	—	11	11
Total debt securities	723	254	977	157	52	209
Equity securities
US common stocks	88	—	88	16	—	16
Non-US common stocks	487	—	487	82	—	82
Real estate investment trusts	47	—	47	8	—	8
Total equity securities	622	—	622	106	—	106
Other funds at NAV [a]
Commingled funds	—	—	744	—	—	124
Private equity funds	—	—	1,326	—	—	269
Private credit	—	—	334	—	—	59
Hedge funds	—	—	468	—	—	75
Real estate funds (including infrastructure and timber)	—	—	562	—	—	113
Total other funds	—	—	3,434	—	—	640
Derivative assets/ liabilities	—	1	1	—	—	—
Other assets/ liabilities [b], net	—	—	50	—	—	4
Total Assets	$1,345	$255	$5,084	$263	$52	$959
_________
a    Investments measured at fair value using NAV, have not been included under the fair value hierarchy.
b    Includes receivables and payables carried at amounts that approximate fair value.
Valuation methods and assumptions
The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on Management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.
Debt securities
Debt securities include discount notes, securities purchased under resale agreements, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and debt obligations in corporations of domestic and foreign issuers. Debt securities also includes investments in ABS such as collateralized mortgage obligations and MBS. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 138

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
Equity securities
Equity securities (including Real Estate Investment Trusts) represent investments in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.
Commingled funds
Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on the valuation of underlying investments.
Private equity funds
Private equity funds include investments primarily in leveraged buyouts, growth capital, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. Many of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Private credit funds
Private credit funds include investments primarily in direct lending and opportunistic credit funds. Direct lending funds provide private financing to performing medium-size companies primarily owned by private equity sponsors. Opportunistic credit strategies (including distressed debt and multi-strategy funds) have flexible mandates to invest across both public and private markets globally. Private credit investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Real estate funds (including infrastructure)
Real estate funds include investments in core real estate, non-core real estate investments (such as debt, value add, and opportunistic equity investments) and infrastructure. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Hedge funds
Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) monthly, taking into consideration the latest audited financial statements of the funds.
Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Since the reporting of those asset classes is done with a lag, management estimates are based on the latest available information considering underlying market fundamentals and significant events through the balance sheet date.
Investment in derivatives
Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating observable market inputs.
Estimated future benefits payments
The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2022:

(US$ in millions)	SRP	RSBP	PEBP
July 1, 2022 – June 30, 2023	$197	$14	$19
July 1, 2023 – June 30, 2024	203	15	20
July 1, 2024 – June 30, 2025	214	17	22
July 1, 2025 – June 30, 2026	229	19	24
July 1, 2026 – June 30, 2027	244	21	26
July 1, 2027 – June 30, 2032	1,493	138	170
Expected contributions
IFC’s contribution to the SRP and RSBP varies from year to year, as determined by the PFC, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IFC during the fiscal year beginning July 1, 2022 is $48 million and $13 million, respectively.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below. The gross and net positions include derivative assets of $179 million and derivative liabilities of $272 million as of June 30, 2022, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

(US$ in millions)	June 30, 2022
Assets	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$4,390	[a]	$2,947	$680	[c]	$763
Resale agreements	3,799		3,799	—		—
Total assets	$8,189		$6,746	$680		$763

(US$ in millions)	June 30, 2022
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$8,203	[b]	$2,947	$4,324	$932
Repurchase and securities lending agreements	5,491		5,491	—	—
Total liabilities	$13,694		$8,438	$4,324	$932

(US$ in millions)	June 30, 2021
Assets	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$4,703	[a]	$2,713	$992	[c]	$998
Total assets	$4,703		$2,713	$992		$998

(US$ in millions)	June 30, 2021
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$3,959	[b]	$2,713	$916	$330
Repurchase and securities lending agreements	7,605		7,604	—	1
Total liabilities	$11,564		$10,317	$916	$331
_________
a    Includes accrued income of $534 million and $462 million as of June 30, 2022 and June 30, 2021 respectively.
b    Includes accrued charges of $303 million and $175 million as of June 30, 2022 and June 30, 2021 respectively.
c    Includes cash collateral of $678 million and $972 million as of June 30, 2022 and June 30, 2021 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 140

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (CSA) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to-market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of June 30, 2022, $4.4 billion of cash collateral was posted under CSAs ($965 million June 30, 2021). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of June 30, 2022, IFC had $730 million ($1.1 billion at June 30, 2021) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of June 30, 2022, all of which may be rehypothecated was $2 million ($21 million – June 30, 2021). As of June 30, 2022, $0 of such collateral was rehypothecated under securities lending agreements ($0 – June 30, 2021).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At June 30, 2022 and June 30, 2021, no trading securities were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2.3 billion at June 30, 2022 ($2.6 billion – June 30, 2021).
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $85 million at June 30, 2022 ($30 million at June 30, 2021). At June 30, 2022, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $70 million would be required to be posted against net liability positions with counterparties at June 30, 2022 ($27 million at June 30, 2021).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of June 30, 2022 was $3,799 million ($0 – June 30, 2021).
The following table presents an analysis of IFC’s repurchase agreements by (1) class of collateral pledged and (2) their remaining contractual maturity as of June 30, 2022 and June 30, 2021:

	Remaining Contractual Maturity of the Agreements – June 30, 2022
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$38	$1,503	$2,814	$1,144	$5,499
Total Repurchase agreements [a]	$38	$1,503	$2,814	$1,144	$5,499
_________
a    Includes accrued interest.

	Remaining Contractual Maturity of the Agreements – June 30, 2021
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$3,156	$2,863	$1,586	$7,605
Total Repurchase agreements [a]	$—	$3,156	$2,863	$1,586	$7,605
_________
a    Includes accrued interest.
As of both June 30, 2022 and June 30, 2021, IFC has no repurchase-to-maturity transactions nor securities lending transactions outstanding.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE X – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including by providing grants to IDA (see Note O – Retained Earnings Designation and Related Expenditures and Accumulated Other Comprehensive Income), receiving loans (see Note K – Borrowings), participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other post-retirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table:

	June 30, 2022			June 30 2021
(US$ in millions)	IBRD	IDA	Total	IBRD	IDA	Total
Services and Support Receivables (Payables)	$(37)	$—	$(37)	$(36)	$—	$(36)
PSW – Local Currency Facility	—	11	11	—	4	4
PSW – Blended Finance Facility	—	(54)	(54)	—	(41)	(41)
Borrowings	—	(344)	(344)	—	(484)	(484)
Pension and Other Post-retirement Benefits	640	—	640	645	—	645
Share of Investments [a]	260	—	260	177	—	177
	$863	$(387)	$476	$786	$(521)	$265
_________
a    Represents receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as IT support services and human resource shared services. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2022, were $156 million ($144 million – year ended June 30, 2021; $139 million – year ended June 30, 2020). Other chargebacks include $26 million for the year ended June 30, 2022 ($22 million – year ended June 30, 2021; $24 million – year ended June 30, 2020).
IDA Private Sector Window (IDA-PSW)
The PSW was created under IDA18, which became effective beginning fiscal year ended June 30, 2018, to mobilize private sector investment in IDA-only countries and IDA-eligible FCS. In IDA18, PSW allocation, net of cancellation, was $1.3 billion which was fully committed. The PSW continued under IDA’s Nineteenth Replenishment of Resources (IDA19), which became effective beginning fiscal year ended June 30, 2021, with an initial allocation set at $2.5 billion that was further revised to $1.7 billion. Under the fee arrangement for the IDA-PSW, IDA receives fee income for transactions executed under this window and reimburses IFC and MIGA for the related costs incurred in administering these transactions.
IDA-PSW transactions

(US$ in millions)			June 30, 2022			June 30, 2021
Facility	Description	Balance Sheet Location	USD Notional		Net Asset/(Liability) position	USD Notional		Net Asset/(Liability) position
Local currency	Currency swaps with IDA to support local currency denominated loans	Derivative assets/liabilities	108		11	76		4

(US$ in millions)			June 30, 2022			June 30, 2021
Facility	Description	Balance Sheet Location	Commitments		Net Asset/(Liability) position	Commitments		Net Asset/(Liability) position
Blended Finance	Funding for IFC's IDA-PSW equity investments	Payables and other liabilities	126		(54)	107		(41)
Blended Finance	Guarantee from IDA that shares the first loss to support IFC's Guarantee Programs in IDA-PSW eligible countries	Off-balance sheet item	1,207	[a]		823	[a]
_________
a    Includes $552 million and $217 million that has been approved but not committed as of June 30, 2022 and June 30, 2021.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 142

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE X – RELATED PARTY TRANSACTIONS (continued)
Borrowings
During the three months ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1.2 billion. The Note requires payments totaling $1.3 billion, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
Pension and Other Post-retirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other post-retirement benefit plans and Post-Employment Benefits Plan (PEBP) assets. These will be realized over the lives of the Plan participants.
NOTE Y – CONTINGENCIES
Due to the ongoing COVID-19 pandemic and the war in Ukraine, IFC faces additional credit, market and operational risks. The length and severity of the pandemic and the related developments, as well as the impact on the financial results and position of IFC in future periods cannot be reasonably estimated at this point in time and continue to evolve. IFC continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.
The notes to consolidated financial statements are an integral part of these statements.

Independent Auditor’s Report
President and Board of Directors
International Finance Corporation
Opinion
We have audited the consolidated financial statements of International Finance Corporation and subsidiaries ("IFC"), which comprise the consolidated balance sheets as of June 30, 2022 and 2021, and the related consolidated statements of operations, comprehensive income (loss), changes in capital and cash flows, for each of the three years in the period ended June 30, 2022, and the related notes to the consolidated financial statements (collectively referred to as the "consolidated financial statements").
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of IFC as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022, in accordance with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), IFC's internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 5, 2022, expressed an unmodified opinion on IFC’s internal control over financial reporting.
Basis for Opinion
We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of IFC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Change in Accounting Principle
As discussed in Note A to the consolidated financial statements, IFC has changed its method of accounting for the reserve against losses on loans and off-balance sheet credit exposures on July 1, 2020 due to the adoption of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about IFC’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with GAAS, we:
▪Exercise professional judgment and maintain professional skepticism throughout the audit.
▪Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
▪Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
▪Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
▪Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about IFC’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
Report on Supplemental Information
Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidated statement of capital stock and voting power as of June 30, 2022 ("supplemental information") listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements. This supplemental information is the responsibility of IFC’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. Such information has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with GAAS. In our opinion, such information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.
Other Information Included in Management’s Discussion and Analysis and Consolidated Financial Statements
Management is responsible for the other information included in Management’s Discussion and Analysis and Consolidated Financial Statements. The other information comprises the information included in Management’s Discussion and Analysis and Consolidated Financial Statements but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.
In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

August 5, 2022

INTERNATIONAL FINANCE CORPORATION	Page 145

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_04XXXXX	AUD	50,000,000	37,300,000	4.25	15-Jul-21
22_06XXXXX	AUD	300,000,000	219,570,000	0.75	20-Jul-21
22_13XXXXX	AUD	350,000,000	257,985,000	1.45	30-Jul-21
22_14XXXXX	AUD	300,000,000	222,180,000	4.25	05-Aug-21
22_24XXXXX	AUD	200,000,000	146,840,000	4.25	01-Sep-21
22_31XXXXX	AUD	50,000,000	36,985,000	3.20	10-Sep-21
22_34XXXXX	AUD	25,000,000	18,331,250	1.25	14-Sep-21
	Sum Of Notional	1,275,000,000	939,191,250
22_18XXXXX	AZN	60,000,000	35,314,891	6.00	31-Aug-21
	Sum Of Notional	60,000,000	35,314,891
22_03XXXXX	BRL	55,000,000	10,651,174	8.27	14-Jul-21
22_26XXXXX	BRL	50,000,000	9,640,598	6.75	02-Sep-21
22_30XXXXX	BRL	18,000,000	3,382,028	—	09-Sep-21
	Sum Of Notional	123,000,000	23,673,800
22_01XXXXX	GBP	150,000,000	206,400,000	0.75	22-Jul-21
22_33XXXXX	GBP	50,000,000	69,137,500	1.38	13-Sep-21
22_45XXXXX	GBP	25,000,000	34,247,500	1.38	27-Sep-21
22_47XXXXX	GBP	30,000,000	40,512,000	1.38	29-Sep-21
	Sum Of Notional	255,000,000	350,297,000
22_40XXXXX	GEL	34,200,000	10,996,785	7.30	22-Sep-21
	Sum Of Notional	34,200,000	10,996,785
22_28XXXXX	GHS	75,000,000	12,417,219	11.00	14-Sep-21
	Sum Of Notional	75,000,000	12,417,219
22_22XXXXX	HKD	300,000,000	38,552,978	0.14	31-Aug-21
22_27XXXXX	HKD	300,000,000	38,575,782	0.54	10-Sep-21
22_44XXXXX	HKD	100,000,000	12,846,205	0.01	23-Sep-21
	Sum Of Notional	700,000,000	89,974,965
21_220XXXX	JPY	500,000,000	4,553,527	2.50	08-Jul-21
21_222XXXX	JPY	100,000,000	907,153	4.40	13-Jul-21
22_07XXXXX	JPY	1,553,000,000	14,192,369	1.00	20-Jul-21
22_11XXXXX	JPY	301,000,000	2,733,506	1.80	27-Jul-21
22_15XXXXX	JPY	500,000,000	4,559,548	2.43	19-Aug-21
22_16XXXXX	JPY	1,635,000,000	14,854,858	1.00	23-Aug-21
22_17XXXXX	JPY	369,000,000	3,351,651	1.75	26-Aug-21
22_20XXXXX	JPY	212,000,000	1,925,610	2.00	26-Aug-21
22_37XXXXX	JPY	3,947,000,000	36,040,725	1.00	21-Sep-21
22_46XXXXX	JPY	237,000,000	2,126,609	2.20	28-Sep-21
	Sum Of Notional	9,354,000,000	85,245,556

INTERNATIONAL FINANCE CORPORATION	Page 146

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_02XXXXX	KZT	21,300,000,000	49,819,317	8.25	13-Jul-21
22_09XXXXX	KZT	21,300,000,000	49,819,317	8.25	21-Jul-21
22_10XXXXX	KZT	32,000,000,000	75,056,586	8.25	22-Jul-21
22_21XXXXX	KZT	10,700,000,000	25,058,548	8.50	26-Aug-21
22_36XXXXX	KZT	7,500,000,000	17,618,041	8.50	16-Sep-21
	Sum Of Notional	92,800,000,000	217,371,809
22_25XXXXX	MXN	1,000,000,000	50,247,469	—	10-Sep-21
22_38XXXXX	MXN	500,000,000	24,988,006	6.75	23-Sep-21
	Sum Of Notional	1,500,000,000	75,235,475
22_08XXXXX	NZD	600,000,000	417,480,000	1.50	27-Jul-21
	Sum Of Notional	600,000,000	417,480,000
21_221XXXX	RUB	1,000,000,000	13,312,256	5.50	08-Jul-21
	Sum Of Notional	1,000,000,000	13,312,256
22_19XXXXX	USD	120,000,000	120,000,000	0.26	25-Aug-21
22_23XXXXX	USD	75,000,000	75,000,000	0.47	03-Sep-21
22_29XXXXX	USD	2,000,000,000	2,000,000,000	0.75	08-Sep-21
22_32XXXXX	USD	25,000,000	25,000,000	0.43	10-Sep-21
22_35XXXXX	USD	25,000,000	25,000,000	0.82	15-Sep-21
22_41XXXXX	USD	35,000,000	35,000,000	0.44	23-Sep-21
22_42XXXXX	USD	25,000,000	25,000,000	0.23	27-Sep-21
22_43XXXXX	USD	50,000,000	50,000,000	0.60	28-Sep-21
22_39XXXXX	USD	3,000,000	3,000,000	8.81	29-Sep-21
	Sum Of Notional	2,358,000,000	2,358,000,000
22_05XXXXX	UYU	225,000,000	5,130,544	6.14	16-Jul-21
	Sum Of Notional	225,000,000	5,130,544
22_12XXXXX	UZS	50,000,000,000	4,696,388	11.00	03-Aug-21
	Sum Of Notional	50,000,000,000	4,696,388

TOTAL NEW MARKET BORROWINGS			4,638,337,938

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
21_38XXXXX	AZN	21,100,000	12,419,070	7.50	24-Sep-21
	Sum Of Notional	21,100,000	12,419,070
17_11XXXXX	BRL	161,610,000	31,217,223	—	27-Jul-21
17_46XXXXX	BRL	11,900,000	2,211,279	6.50	24-Aug-21
17_78XXXXX	BRL	61,800,000	11,483,787	6.50	24-Aug-21
	Sum Of Notional	235,310,000	44,912,289
18_577YYYX	BWP	16,250,000	1,469,000	4.00	16-Sep-21
	Sum Of Notional	16,250,000	1,469,000

INTERNATIONAL FINANCE CORPORATION	Page 147

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_186XXXX	COP	100,000,000,000	25,713,551	4.75	26-Jul-21
	Sum Of Notional	100,000,000,000	25,713,551
17_500XXXX	DOP	25,714,285	450,812	8.75	21-Jul-21
17_501XXXX	DOP	49,986	876	8.75	21-Jul-21
	Sum Of Notional	25,764,271	451,688
17_21XXXXX	GHS	10,000,000	1,666,667	19.70	02-Aug-21
	Sum Of Notional	10,000,000	1,666,667
21_10XXXXX	HKD	100,000,000	12,850,993	0.25	28-Jul-21
21_13XXXXX	HKD	100,000,000	12,864,053	0.28	30-Jul-21
21_26XXXXX	HKD	300,000,000	38,552,978	0.18	31-Aug-21
	Sum Of Notional	500,000,000	64,268,024
20_211_B1X	JPY	100,000,000	907,647	4.40	12-Jul-21
21_108_B1X	JPY	500,000,000	4,533,297	2.90	26-Jul-21
21_166_B1X	JPY	1,565,000,000	13,968,226	3.50	30-Sep-21
	Sum Of Notional	2,165,000,000	19,409,170
19_519XXXX	KZT	659,769,257	1,540,096	8.30	19-Jul-21
19_547XXXX	KZT	250,733,389	587,679	8.30	20-Sep-21
	Sum Of Notional	910,502,646	2,127,775
19_48XXXXX	MXN	210,900,000	10,573,363	7.02	07-Sep-21
	Sum Of Notional	210,900,000	10,573,363
14_112XXXX	NZD	11,620,000	8,085,196	4.13	27-Jul-21
	Sum Of Notional	11,620,000	8,085,196
18_718_1XX	PHP	165,641,920	3,299,048	6.34	20-Sep-21
	Sum Of Notional	165,641,920	3,299,048
20_36XXXXX	UAH	311,500,000	11,674,887	15.80	13-Sep-21
	Sum Of Notional	311,500,000	11,674,887
19_27XXXXX	USD	46,750,000	46,750,000	0.10	09-Jul-21
17_13XXXXX	USD	2,500,000,000	2,500,000,000	1.13	20-Jul-21
19_52XXXXX	USD	32,150,000	32,150,000	0.10	12-Aug-21
19_13XXXXX	USD	61,000,000	61,000,000	2.26	17-Aug-21
20_139XXXX	USD	150,000,000	150,000,000	0.22	23-Aug-21
20_23XXXXX	USD	100,000,000	100,000,000	0.22	23-Aug-21
20_31XXXXX	USD	200,000,000	200,000,000	0.22	23-Aug-21
20_76XXXXX	USD	50,000,000	50,000,000	0.22	23-Aug-21
19_47XXXXX	USD	28,600,000	28,600,000	2.27	07-Sep-21
20_40_B1XX	USD	2,939,000	2,939,000	1.70	20-Sep-21
17_75_B1XX	USD	15,000,000	15,000,000	4.31	23-Sep-21
17_76_B1XX	USD	17,422,903	17,422,903	3.04	23-Sep-21
18_64XXXXX	USD	150,000,000	150,000,000	1.63	27-Sep-21
	Sum Of Notional	3,353,861,903	3,353,861,903

INTERNATIONAL FINANCE CORPORATION	Page 148

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
21_587XXXX	UZS	363,260,000,000	33,930,506	13.50	15-Sep-21
	Sum Of Notional	363,260,000,000	33,930,506
18_367XXXX	ZAR	59,000,000	4,105,062	6.28	05-Aug-21
19_34XXXXX	ZAR	59,640,000	4,166,375	6.26	08-Sep-21
17_70XXXXX	ZAR	100,000,000	6,750,166	6.50	21-Sep-21
19_58XXXXX	ZAR	62,500,000	4,110,747	6.46	30-Sep-21
	Sum Of Notional	281,140,000	19,132,350

TOTAL MATURED MARKET BORROWINGS			3,612,994,487

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	61,330,787	61,330,787	1.84	15-Sep-21
	Sum Of Notional	61,330,787	61,330,787
TOTAL MATURED IBRD AND IDA BORROWINGS			61,330,787
Net decrease in Short-term Borrowings for the quarter ended September 30, 2021			31,573,835
Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 149

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_48XXXXX	AUD	50,000,000	36,192,500	4.25	01-Oct-21
22_52XXXXX	AUD	50,000,000	36,195,000	3.20	06-Oct-21
22_50XXXXX	AUD	50,000,000	36,475,000	0.75	07-Oct-21
22_61XXXXX	AUD	50,000,000	37,350,000	0.75	19-Oct-21
22_65XXXXX	AUD	200,000,000	150,080,000	1.45	22-Oct-21
22_68XXXXX	AUD	50,000,000	37,492,500	0.75	27-Oct-21
22_75XXXXX	AUD	50,000,000	37,222,500	4.25	03-Nov-21
22_84XXXXX	AUD	50,000,000	36,462,500	3.20	17-Nov-21
22_85XXXXX	AUD	50,000,000	36,462,500	3.20	17-Nov-21
22_90XXXXX	AUD	50,000,000	36,067,500	3.20	24-Nov-21
22_93XXXXX	AUD	50,000,000	36,067,500	3.20	24-Nov-21
22_98XXXXX	AUD	50,000,000	35,305,000	4.00	03-Dec-21
22_103XXXX	AUD	100,000,000	71,335,000	4.00	21-Dec-21
	Sum Of Notional	850,000,000	622,707,500
22_77XXXXX	BRL	150,000,000	27,009,994	6.50	04-Nov-21
	Sum Of Notional	150,000,000	27,009,994
22_99XXXXX	CNY	633,000,000	99,364,257	2.75	03-Dec-21
22_102XXXX	CNY	350,000,000	54,990,377	2.86	13-Dec-21
	Sum Of Notional	983,000,000	154,354,634
22_53XXXXX	EUR	25,000,000	29,028,750	1.15	15-Oct-21
22_67XXXXX	EUR	100,000,000	115,940,000	—	27-Oct-21
22_87XXXXX	EUR	50,000,000	56,462,500	1.53	29-Nov-21
	Sum Of Notional	175,000,000	201,431,250
22_49XXXXX	GBP	30,000,000	40,878,000	1.38	05-Oct-21
22_54XXXXX	GBP	50,000,000	68,137,500	1.38	08-Oct-21
22_56XXXXX	GBP	25,000,000	34,056,250	1.38	13-Oct-21
22_66XXXXX	GBP	65,000,000	89,726,000	1.38	21-Oct-21
22_70XXXXX	GBP	250,000,000	342,825,000	0.88	27-Oct-21
	Sum Of Notional	420,000,000	575,622,750
22_59XXXXX	GEL	50,000,000	15,974,441	7.50	18-Oct-21
22_76XXXXX	GEL	50,000,000	15,797,788	7.50	04-Nov-21
	Sum Of Notional	100,000,000	31,772,229
22_60XXXXX	GHS	60,000,000	9,880,609	14.00	21-Oct-21
	Sum Of Notional	60,000,000	9,880,609
22_74XXXXX	HUF	25,000,000,000	80,673,787	2.75	03-Nov-21
22_80XXXXX	HUF	18,000,000,000	57,683,064	2.63	09-Nov-21
22_83XXXXX	HUF	7,000,000,000	21,896,897	2.75	12-Nov-21
	Sum Of Notional	50,000,000,000	160,253,748

INTERNATIONAL FINANCE CORPORATION	Page 150

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_51XXXXX	JPY	300,000,000	2,627,891	3.00	19-Oct-21
22_71XXXXX	JPY	209,000,000	1,840,032	2.05	28-Oct-21
22_89XXXXX	JPY	1,538,000,000	13,557,230	1.90	29-Nov-21
22_95XXXXX	JPY	287,000,000	2,529,860	2.10	29-Nov-21
22_96XXXXX	JPY	1,244,000,000	10,965,666	1.00	29-Nov-21
22_104XXXX	JPY	216,000,000	1,891,005	2.10	22-Dec-21
	Sum Of Notional	3,794,000,000	33,411,684
22_57XXXXX	KZT	3,500,000,000	8,220,787	8.50	12-Oct-21
	Sum Of Notional	3,500,000,000	8,220,787
22_549XXXX	LKR	1,000,200,000	5,001,000	8.00	08-Oct-21
	Sum Of Notional	1,000,200,000	5,001,000
22_82XXXXX	MXN	500,000,000	24,544,154	6.75	10-Nov-21
	Sum Of Notional	500,000,000	24,544,154
22_62XXXXX	RON	100,000,000	23,431,276	2.91	27-Oct-21
22_63XXXXX	RON	102,000,000	23,918,676	2.59	28-Oct-21
22_86XXXXX	RON	52,000,000	11,915,128	3.45	02-Dec-21
	Sum Of Notional	254,000,000	59,265,080
22_78XXXXX	RUB	3,000,000,000	41,471,692	7.25	12-Nov-21
	Sum Of Notional	3,000,000,000	41,471,692
22_72XXXXX	UAH	300,000,000	11,463,946	9.00	04-Nov-21
	Sum Of Notional	300,000,000	11,463,946
22_64XXXXX	USD	150,000,000	150,000,000	0.39	20-Oct-21
22_69XXXXX	USD	25,000,000	25,000,000	0.68	29-Oct-21
22_73XXXXX	USD	500,000,000	500,000,000	0.14	29-Oct-21
22_79XXXXX	USD	75,000,000	75,000,000	0.82	09-Nov-21
22_92XXXXX	USD	25,000,000	25,000,000	0.61	24-Nov-21
22_91XXXXX	USD	50,000,000	50,000,000	0.90	01-Dec-21
22_94XXXXX	USD	50,000,000	50,000,000	0.85	01-Dec-21
22_88XXXXX	USD	15,000,000	15,000,000	0.68	06-Dec-21
22_97XXXXX	USD	50,000,000	50,000,000	0.99	07-Dec-21
22_100XXXX	USD	100,000,000	100,000,000	0.91	09-Dec-21
22_101XXXX	USD	5,000,000	5,000,000	0.67	13-Dec-21
	Sum Of Notional	1,045,000,000	1,045,000,000
22_58XXXXX	UYU	175,000,000	3,984,971	6.25	18-Oct-21
	Sum Of Notional	175,000,000	3,984,971
22_55XXXXX	UZS	425,000,000,000	39,699,250	11.00	18-Oct-21
22_81XXXXX	UZS	321,000,000,000	29,885,100	10.15	16-Nov-21
	Sum Of Notional	746,000,000,000	69,584,350

TOTAL NEW MARKET BORROWINGS			3,084,980,378

INTERNATIONAL FINANCE CORPORATION	Page 151

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_121XXXX	BRL	14,000,000	2,437,368	7.10	22-Dec-21
	Sum Of Notional	14,000,000	2,437,368
18_577YYYX	BWP	195,000,000	16,555,500	4.00	16-Dec-21
	Sum Of Notional	195,000,000	16,555,500
18_144XXXX	CNY	47,000,000	7,371,219	4.07	20-Dec-21
	Sum Of Notional	47,000,000	7,371,219
20_62XXXXX	CRC	3,000,000,000	4,704,222	6.25	29-Oct-21
20_98XXXXX	CRC	3,100,000,000	4,852,393	5.00	16-Dec-21
19_518XXXX	CRC	809,714,286	1,268,797	8.44	17-Dec-21
	Sum Of Notional	6,909,714,286	10,825,412
20_94XXXXX	DOP	260,000,000	4,588,775	7.10	13-Dec-21
	Sum Of Notional	260,000,000	4,588,775
21_52XXXXX	GEL	160,000,000	50,713,154	7.50	29-Oct-21
	Sum Of Notional	160,000,000	50,713,154
21_68XXXXX	HKD	100,000,000	12,839,195	0.01	16-Nov-21
21_95XXXXX	HKD	200,000,000	25,627,391	0.01	14-Dec-21
21_96XXXXX	HKD	150,000,000	19,223,006	0.01	15-Dec-21
	Sum Of Notional	450,000,000	57,689,592
19_562XXXX	INR	7,347,000,000	99,173,888	7.45	08-Nov-21
	Sum Of Notional	7,347,000,000	99,173,888
22_17_B1XX	JPY	369,000,000	3,229,901	1.75	16-Nov-21
21_201_B1X	JPY	1,458,000,000	12,706,436	1.30	17-Nov-21
22_20_B1XX	JPY	212,000,000	1,857,694	2.00	22-Nov-21
	Sum Of Notional	2,039,000,000	17,794,031
20_60XXXXX	KZT	9,500,000,000	22,204,043	9.50	28-Oct-21
20_66XXXXX	KZT	2,061,500,000	4,818,841	9.50	01-Nov-21
20_90XXXXX	KZT	7,600,000,000	17,765,311	9.50	01-Nov-21
	Sum Of Notional	19,161,500,000	44,788,195
19_153_B1X	MXN	1,750,000,000	86,123,107	—	09-Nov-21
19_174_B1X	MXN	1,500,000,000	73,819,806	—	09-Nov-21
18_229_B1X	MXN	2,000,000,000	96,550,492	—	17-Nov-21
18_347XXXX	MXN	35,000,000	1,647,055	5.60	24-Nov-21
19_09XXXXX	MXN	22,000,000	1,035,292	5.60	24-Nov-21
19_93XXXXX	MXN	555,000,000	25,349,584	7.50	29-Nov-21
	Sum Of Notional	5,862,000,000	284,525,336
20_70XXXXX	NGN	3,500,000,000	8,515,815	7.50	05-Nov-21
	Sum Of Notional	3,500,000,000	8,515,815
20_54XXXXX	NOK	400,000,000	47,894,441	1.25	25-Oct-21
	Sum Of Notional	400,000,000	47,894,441
21_57XXXXX	RON	100,000,000	23,449,683	2.26	28-Oct-21
	Sum Of Notional	100,000,000	23,449,683

INTERNATIONAL FINANCE CORPORATION	Page 152

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_129XXXX	RUB	70,000,000	941,145	5.00	07-Dec-21
18_360XXXX	RUB	70,000,000	941,145	5.00	07-Dec-21
19_152XXXX	RUB	70,000,000	941,145	5.00	07-Dec-21
21_87XXXXX	RUB	1,500,000,000	20,167,389	3.50	07-Dec-21
	Sum Of Notional	1,710,000,000	22,990,824
19_103XXXX	TRY	50,000,000	5,146,972	17.00	09-Nov-21
19_115XXXX	TRY	50,000,000	5,146,972	17.00	09-Nov-21
19_123XXXX	TRY	30,000,000	3,088,183	17.00	09-Nov-21
19_136XXXX	TRY	20,000,000	2,058,789	17.00	09-Nov-21
19_126XXXX	TRY	80,000,000	4,521,792	—	20-Dec-21
	Sum Of Notional	230,000,000	19,962,708
17_92_B1XX	USD	23,185,481	23,185,481	3.00	12-Oct-21
17_103_B1X	USD	50,000,000	50,000,000	4.42	19-Oct-21
19_561_1XX	USD	4,890,000	4,890,000	7.13	29-Oct-21
21_60YYYYX	USD	10,000,000	10,000,000	13.00	02-Nov-21
17_558XXXX	USD	152,000,000	152,000,000	1.55	4-Nov-21
19_114XXXX	USD	12,510,000	12,510,000	0.10	10-Nov-21
20_73_B1XX	USD	4,910,000	4,910,000	1.75	15-Nov-21
19_647XXXX	USD	12,000,000	12,000,000	7.11	22-Nov-21
17_146_B1X	USD	20,000,000	20,000,000	5.50	29-Nov-21
19_92XXXXX	USD	12,400,000	12,400,000	2.56	29-Nov-21
19_134XXXX	USD	5,770,000	5,770,000	0.10	10-Dec-21
17_183XXXX	USD	250,000,000	250,000,000	0.30	15-Dec-21
17_236XXXX	USD	250,000,000	250,000,000	0.30	15-Dec-21
17_82XXXXX	USD	500,000,000	500,000,000	0.30	15-Dec-21
18_370XXXX	USD	250,000,000	250,000,000	0.30	15-Dec-21
19_23XXXXX	USD	150,000,000	150,000,000	0.30	15-Dec-21
19_51XXXXX	USD	150,000,000	150,000,000	0.30	15-Dec-21
19_75XXXXX	USD	100,000,000	100,000,000	0.30	15-Dec-21
20_99_B1XX	USD	13,020,000	13,020,000	1.63	15-Dec-21
	Sum Of Notional	1,970,685,481	1,970,685,481
17_86XXXXX	UYU	1,150,000,000	26,772,203	12.25	05-Oct-21
18_53XXXXX	UYU	150,000,000	3,492,027	12.25	05-Oct-21
18_71XXXXX	UYU	200,000,000	4,656,035	12.25	05-Oct-21
	Sum Of Notional	1,500,000,000	34,920,265

TOTAL MATURED MARKET BORROWINGS			2,724,881,687

Net increase in Short-term Borrowings for the quarter ended December 31, 2021			255,146,491

Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 153

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2022
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_122XXXX	AUD	50,000,000	35,450,000	0.75	04-Feb-22
22_125XXXX	AUD	50,000,000	35,987,500	3.15	10-Feb-22
	Sum Of Notional	100,000,000	71,437,500
22_114XXXX	CAD	500,000,000	391,129,190	1.85	28-Jan-22
	Sum Of Notional	500,000,000	391,129,190
22_110XXXX	CLP	25,000,000,000	30,325,821	0.50	13-Jan-22
22_112XXXX	CLP	15,000,000,000	18,460,970	5.00	14-Jan-22
22_120XXXX	CLP	20,000,000,000	24,342,450	5.25	04-Feb-22
	Sum Of Notional	60,000,000,000	73,129,241
22_138XXXX	CNY	250,000,000	39,358,612	2.55	30-Mar-22
	Sum Of Notional	250,000,000	39,358,612
22_113XXXX	COP	50,000,000,000	12,578,601	6.50	21-Jan-22
22_126XXXX	COP	75,000,000,000	19,046,531	6.50	10-Feb-22
	Sum Of Notional	125,000,000,000	31,625,132
22_117XXXX	GEL	40,000,000	13,037,810	7.50	26-Jan-22
22_131XXXX	GEL	45,000,000	14,285,714	7.50	24-Feb-22
	Sum Of Notional	85,000,000	27,323,524
22_119XXXX	JPY	366,000,000	3,176,945	2.35	27-Jan-22
22_129XXXX	JPY	416,000,000	3,602,511	2.30	25-Feb-22
22_132XXXX	JPY	372,000,000	3,221,477	2.45	25-Feb-22
22_137YYYY	JPY	214,000,000	1,732,583	2.70	29-Mar-22
	Sum Of Notional	1,368,000,000	11,733,516
22_115XXXX	MXN	300,000,000	14,586,296	7.00	24-Jan-22
22_121XXXX	MXN	91,000,000	4,452,022	6.56	25-Feb-22
22_133XXXX	MXN	89,000,000	4,469,835	6.43	30-Mar-22
	Sum Of Notional	480,000,000	23,508,153
22_109XXXX	RUB	1,000,000,000	13,411,837	5.50	12-Jan-22
22_118XXXX	RUB	2,500,000,000	31,588,590	—	26-Jan-22
22_116XXXX	RUB	692,100,000	9,108,676	7.54	02-Feb-22
	Sum Of Notional	4,192,100,000	54,109,103
22_106XXXX	USD	50,000,000	50,000,000	0.81	12-Jan-22
22_105XXXX	USD	50,000,000	50,000,000	1.08	13-Jan-22
22_107XXXX	USD	25,000,000	25,000,000	0.79	19-Jan-22
22_108XXXX	USD	25,000,000	25,000,000	1.04	21-Jan-22
22_111XXXX	USD	55,000,000	55,000,000	0.91	26-Jan-22
22_127XXXX	USD	50,000,000	50,000,000	1.50	16-Feb-22
22_128XXXX	USD	75,000,000	75,000,000	1.80	22-Feb-22
22_135XXXX	USD	100,000,000	100,000,000	2.05	22-Mar-22
	Sum Of Notional	430,000,000	430,000,000
22_123XXXX	UYU	335,000,000	7,656,268	6.28	08-Feb-22
22_136XXXX	UYU	550,000,000	12,991,615	6.14	24-Mar-22
	Sum Of Notional	885,000,000	20,647,883

INTERNATIONAL FINANCE CORPORATION	Page 154

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2022
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_124XXXX	UZS	100,000,000,000	9,221,673	10.00	15-Feb-22
22_130XXXX	UZS	108,371,000,000	9,997,066	10.20	28-Feb-22
22_134XXXX	UZS	108,924,000,000	9,992,798	10.20	07-Mar-22
	Sum Of Notional	317,295,000,000	29,211,537

TOTAL NEW MARKET BORROWINGS			1,203,213,391

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_118XXXX	BRL	10,000,000	1,765,007	7.01	11-Jan-22
18_151XXXX	BRL	11,000,000	2,090,182	7.16	09-Feb-22
	Sum Of Notional	21,000,000	3,855,189
17_500XXXX	DOP	25,714,285	445,423	8.75	25-Jan-22
17_501XXXX	DOP	49,986	866	8.75	25-Jan-22
	Sum Of Notional	25,764,271	446,289
19_150XXXX	GBP	500,000,000	680,150,000	0.34	18-Jan-22
20_79XXXXX	GBP	50,000,000	68,015,000	0.34	18-Jan-22
	Sum Of Notional	550,000,000	748,165,000
17_658XXXX	INR	280,000,000	3,632,472	4.85	07-Mar-22
17_658_1XX	INR	300,000,000	3,891,934	4.85	07-Mar-22
17_660XXXX	INR	200,000,000	2,594,623	4.85	07-Mar-22
	Sum Of Notional	780,000,000	10,119,029
21_114XXXX	JPY	3,641,000,000	31,551,126	1.00	12-Jan-22
96_18XXXXX	JPY	10,000,000,000	87,187,759	6.00	18-Jan-22
22_11_B1XX	JPY	301,000,000	2,628,706	1.80	19-Jan-22
21_107_B1X	JPY	1,709,000,000	14,834,426	3.00	27-Jan-22
17_165XXXX	JPY	1,325,000,000	11,457,478	1.00	28-Jan-22
21_151XXXX	JPY	4,251,000,000	36,705,090	1.00	10-Feb-22
17_186XXXX	JPY	1,230,000,000	10,687,752	1.00	22-Feb-22
21_170XXXX	JPY	4,857,000,000	41,886,939	1.00	10-Mar-22
16_153_B1X	JPY	500,000,000	4,235,673	3.91	14-Mar-22
17_208XXXX	JPY	1,445,000,000	11,627,439	1.00	28-Mar-22
19_285_B2X	JPY	845,000,000	6,799,437	6.00	28-Mar-22
19_216XXXX	JPY	1,000,000,000	8,096,183	1.45	29-Mar-22
	Sum Of Notional	31,104,000,000	267,698,008
19_519XXXX	KZT	659,769,257	1,513,406	8.30	18-Jan-22
19_547XXXX	KZT	250,733,389	492,823	8.30	18-Mar-22
	Sum Of Notional	910,502,646	2,006,229

INTERNATIONAL FINANCE CORPORATION	Page 155

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2022
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_187_B1X	MXN	25,000,000	1,215,525	—	24-Jan-22
19_71XXXXX	MXN	23,000,000	1,121,166	6.00	18-Mar-22
19_81XXXXX	MXN	58,000,000	2,827,289	6.00	18-Mar-22
19_94XXXXX	MXN	58,000,000	2,827,289	6.00	18-Mar-22
18_236XXXX	MXN	61,000,000	3,046,169	7.75	28-Mar-22
	Sum Of Notional	225,000,000	11,037,438
17_221XXXX	PEN	5,800,000	1,557,256	5.00	31-Mar-22
	Sum Of Notional	5,800,000	1,557,256
18_718_1XX	PHP	165,641,920	3,162,977	6.34	18-Mar-22
	Sum Of Notional	165,641,920	3,162,977
18_201XXXX	RUB	70,000,000	889,572	4.50	27-Jan-22
18_275XXXX	RUB	80,000,000	1,016,654	4.50	27-Jan-22
18_312XXXX	RUB	70,000,000	889,572	4.50	27-Jan-22
19_73XXXXX	RUB	140,000,000	1,779,145	4.50	27-Jan-22
19_91XXXXX	RUB	200,000,000	2,541,635	4.50	27-Jan-22
18_279_B1	RUB	1,000,000,000	9,039,548	5.25	14-Mar-22
19_146_B1X	RUB	750,000,000	6,779,661	5.25	14-Mar-22
19_235_B1X	RUB	500,000,000	4,519,774	5.25	14-Mar-22
19_244_B1X	RUB	500,000,000	4,519,774	5.25	14-Mar-22
20_110XXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
20_147XXXX	RUB	750,000,000	7,211,538	5.25	22-Mar-22
20_160XXXX	RUB	1,000,000,000	9,615,385	5.25	22-Mar-22
20_16XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
20_25XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
20_46XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
20_61XXXXX	RUB	1,000,000,000	9,615,385	5.25	22-Mar-22
20_83XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
20_91XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
21_11XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
21_120XXXX	RUB	1,000,000,000	9,615,385	5.25	22-Mar-22
21_133XXXX	RUB	1,000,000,000	9,615,385	5.25	22-Mar-22
21_183XXXX	RUB	750,000,000	7,211,539	5.25	22-Mar-22
21_42XXXXX	RUB	750,000,000	7,211,539	5.25	22-Mar-22
21_75XXXXX	RUB	750,000,000	7,211,539	5.25	22-Mar-22
21_86XXXXX	RUB	750,000,000	7,211,538	5.25	22-Mar-22
17_202XXXX	RUB	2,500,000,000	24,107,713	—	23-Mar-22
	Sum Of Notional	17,060,000,000	164,256,125
19_144XXXX	TRY	130,000,000	9,698,778	—	24-Jan-22
19_168XXXX	TRY	200,000,000	14,260,504	—	25-Feb-22
	Sum Of Notional	330,000,000	23,959,282

INTERNATIONAL FINANCE CORPORATION	Page 156

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2022
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
20_130_B1X	USD	10,000,000	10,000,000	1.63	18-Jan-22
16_101_B1X	USD	61,927,421	61,927,421	3.63	22-Jan-22
16_144_B1X	USD	61,249,292	61,249,292	3.44	30-Mar-22
	Sum Of Notional	133,176,713	133,176,713
17_211XXXX	UYU	437,000,000	10,206,703	11.50	17-Mar-22
	Sum Of Notional	437,000,000	10,206,703
20_126XXXX	UZS	88,000,000,000	8,134,553	8.70	27-Jan-22
21_169XXXX	UZS	157,462,000,000	13,901,965	11.00	18-Mar-22
	Sum Of Notional	245,462,000,000	22,036,518

TOTAL MATURED MARKET BORROWINGS			1,401,682,756

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	52,541,873	52,541,873	1.84	15-Mar-22
	Sum Of Notional	52,541,873	52,541,873

TOTAL MATURED IBRD AND IDA BORROWINGS			52,541,873

Net decrease in Short-term Borrowings for the quarter ended March 31, 2022			592,396,895

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 157

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2022
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_154XXXX	AUD	25,000,000	17,243,750	3.20	22-Jun-22
22_148XXXX	AUD	3,000,000	2,083,500	3.15	28-Jun-22
	Sum Of Notional	28,000,000	19,327,250
22_140XXXX	CNY	200,000,000	31,331,265	2.55	19-Apr-22
	Sum Of Notional	200,000,000	31,331,265
22_141XXXX	CZK	250,000,000	10,754,076	4.40	29-Apr-22
	Sum Of Notional	250,000,000	10,754,076
22_144XXXX	DOP	275,000,000	4,997,274	6.30	03-May-22
	Sum Of Notional	275,000,000	4,997,274
22_146XXXX	HKD	200,000,000	25,487,610	1.94	31-May-22
22_152XXXX	HKD	200,000,000	25,477,869	3.18	21-Jun-22
22_153XXXX	HKD	200,000,000	25,481,440	3.29	23-Jun-22
	Sum Of Notional	600,000,000	76,446,919
22_142XXXX	JPY	318,000,000	2,489,919	2.32	26-Apr-22
22_145XXXX	JPY	429,000,000	3,384,215	2.50	26-May-22
22_147XXXX	JPY	635,000,000	5,009,269	2.55	26-May-22
22_155XXXX	JPY	466,000,000	3,422,821	2.65	28-Jun-22
	Sum Of Notional	1,848,000,000	14,306,224
22_139XXXX	MXN	500,000,000	24,822,088	—	07-Apr-22
22_143XXXX	MXN	4,500,000,000	222,294,125	—	26-Apr-22
	Sum Of Notional	5,000,000,000	247,116,213
22_149XXXX	RON	50,000,000	10,551,751	6.40	14-Jun-22
	Sum Of Notional	50,000,000	10,551,751
22_151XXXX	USD	20,000,000	20,000,000	3.03	14-Jun-22
22_150XXXX	USD	15,000,000	15,000,000	2.65	24-Jun-22
	Sum Of Notional	35,000,000	35,000,000

TOTAL NEW MARKET BORROWINGS			449,830,972

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_319XXXX	BRL	4,000,000	834,211	5.30	25-Apr-22
18_354XXXX	BRL	4,000,000	834,211	5.30	25-Apr-22
17_250XXXX	BRL	150,000,000	29,537,153	7.50	09-May-22
17_266XXXX	BRL	75,000,000	14,768,577	7.50	09-May-22
18_106XXXX	BRL	75,000,000	14,768,577	7.50	09-May-22
18_10XXXXX	BRL	100,000,000	19,691,435	7.50	09-May-22
18_141XXXX	BRL	75,000,000	14,768,577	7.50	09-May-22
18_235XXXX	BRL	75,000,000	14,768,577	7.50	09-May-22
18_301XXXX	BRL	75,000,000	14,768,577	7.50	09-May-22
18_317XXXX	BRL	75,000,000	14,768,577	7.50	09-May-22
19_210XXXX	BRL	75,000,000	14,768,576	7.50	09-May-22
19_261XXXX	BRL	75,000,000	14,768,576	7.50	09-May-22
19_41XXXXX	BRL	75,000,000	14,768,576	7.50	09-May-22
19_63XXXXX	BRL	75,000,000	14,768,576	7.50	09-May-22

INTERNATIONAL FINANCE CORPORATION	Page 158

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2022
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_82XXXXX	BRL	75,000,000	14,768,576	7.50	09-May-22
20_154XXXX	BRL	100,000,000	19,691,435	7.50	09-May-22
20_20XXXXX	BRL	75,000,000	14,768,576	7.50	09-May-22
20_35XXXXX	BRL	75,000,000	14,768,576	7.50	09-May-22
	Sum Of Notional	1,333,000,000	262,579,939
18_333XXXX	CLP	4,000,000,000	4,777,546	2.75	25-Apr-22
19_175XXXX	CLP	5,000,000,000	5,971,932	2.75	25-Apr-22
19_221XXXX	CLP	5,000,000,000	5,971,932	2.75	25-Apr-22
	Sum Of Notional	14,000,000,000	16,721,410
20_191XXXX	CNY	400,000,000	58,907,559	1.52	16-May-22
	Sum Of Notional	400,000,000	58,907,559
19_518XXXX	CRC	809,714,286	1,184,468	8.44	17-Jun-22
	Sum Of Notional	809,714,286	1,184,468
20_77XXXXX	CZK	550,000,000	23,067,567	1.10	13-May-22
	Sum Of Notional	550,000,000	23,067,567
21_180XXXX	JPY	4,854,000,000	38,648,035	1.00	12-Apr-22
22_07_B1XX	JPY	1,553,000,000	12,365,142	1.00	12-Apr-22
17_232XXXX	JPY	1,225,000,000	9,394,532	1.00	28-Apr-22
07_39_B1XX	JPY	2,400,000,000	18,304,542	7.51	09-May-22
21_197XXXX	JPY	4,451,000,000	34,216,089	1.00	10-May-22
22_16_B1XX	JPY	1,635,000,000	12,568,705	1.00	10-May-22
22_129_B1X	JPY	416,000,000	3,216,951	2.30	16-May-22
22_96_B1XX	JPY	1,244,000,000	9,619,920	1.00	16-May-22
19_196_B1X	JPY	2,384,000,000	18,692,908	8.22	23-May-22
19_265_B2X	JPY	960,000,000	7,527,345	6.67	23-May-22
19_38_B1XX	JPY	650,000,000	5,111,871	6.10	25-May-22
07_47_B1XX	JPY	2,900,000,000	22,658,905	10.89	31-May-22
21_212XXXX	JPY	2,136,000,000	15,968,303	1.00	10-Jun-22
15_71_B1XX	JPY	300,000,000	2,209,050	0.10	21-Jun-22
19_76_B1XX	JPY	1,115,000,000	8,191,603	7.81	22-Jun-22
	Sum Of Notional	28,223,000,000	218,693,901
20_186XXXX	KZT	13,000,000,000	29,092,211	11.00	28-Apr-22
	Sum Of Notional	13,000,000,000	29,092,211
18_280XXXX	MXN	80,000,000	3,951,896	7.02	26-Apr-22
19_187_B2X	MXN	25,000,000	1,237,333	—	06-May-22
19_147_B1X	MXN	30,000,000	1,507,966	—	18-May-22
19_250XXXX	MXN	980,000,000	49,639,983	7.04	27-May-22
	Sum Of Notional	1,115,000,000	56,337,178
17_233XXXX	RUB	750,000,000	9,188,361	6.38	11-Apr-22
17_258XXXX	RUB	250,000,000	3,062,787	6.38	11-Apr-22
18_123XXXX	RUB	500,000,000	6,125,574	6.38	11-Apr-22
18_189XXXX	RUB	1,500,000,000	18,376,723	6.38	11-Apr-22
18_335XXXX	RUB	500,000,000	6,125,574	6.38	11-Apr-22
19_181XXXX	RUB	1,500,000,000	18,376,723	6.38	11-Apr-22
19_231XXXX	RUB	4,000,000,000	49,004,594	6.38	11-Apr-22

INTERNATIONAL FINANCE CORPORATION	Page 159

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2022
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_264XXXX	RUB	1,000,000,000	12,251,149	6.38	11-Apr-22
19_289XXXX	RUB	350,000,000	4,287,902	6.38	11-Apr-22
20_11XXXXX	RUB	750,000,000	9,188,362	6.38	11-Apr-22
20_145XXXX	RUB	750,000,000	9,188,362	6.38	11-Apr-22
20_166XXXX	RUB	500,000,000	6,125,574	6.38	11-Apr-22
20_22XXXXX	RUB	1,000,000,000	12,251,149	6.38	11-Apr-22
20_33XXXXX	RUB	750,000,000	9,188,362	6.38	11-Apr-22
20_68XXXXX	RUB	750,000,000	9,188,361	6.38	11-Apr-22
21_101XXXX	RUB	500,000,000	6,125,574	6.38	11-Apr-22
21_12XXXXX	RUB	500,000,000	6,125,574	6.38	11-Apr-22
21_132XXXX	RUB	750,000,000	9,188,361	6.38	11-Apr-22
21_181XXXX	RUB	1,200,000,000	14,701,378	6.38	11-Apr-22
21_196XXXX	RUB	950,000,000	11,638,591	6.38	11-Apr-22
21_44XXXXX	RUB	500,000,000	6,125,574	6.38	11-Apr-22
21_84XXXXX	RUB	500,000,000	6,125,574	6.38	11-Apr-22
20_101_B1X	RUB	636,200,000	7,758,442	5.35	13-Apr-22
22_78_B1XX	RUB	2,119,000,000	31,450,835	7.25	06-May-22
22_78_B2XX	RUB	300,000,000	4,729,996	7.25	18-May-22
17_248XXXX	RUB	300,000,000	5,152,426	—	23-May-22
19_253XXXX	RUB	625,000,000	9,686,168	6.17	27-May-22
22_118_B1X	RUB	2,500,000,000	45,829,514	—	21-Jun-22
	Sum Of Notional	26,230,200,000	346,567,564
20_177XXXX	SEK	3,650,000,000	387,083,090	0.18	20-Apr-22
20_96XXXXX	SEK	625,000,000	63,919,656	0.13	01-Jun-22
	Sum Of Notional	4,275,000,000	451,002,746
17_758XXXX	TRY	150,000,000	9,026,303	10.40	30-Jun-22
18_758XXXX	TRY	100,000,000	6,017,535	10.40	30-Jun-22
19_04XXXXX	TRY	50,000,000	3,008,768	10.40	30-Jun-22
19_35XXXXX	TRY	50,000,000	3,008,767	10.40	30-Jun-22
	Sum Of Notional	350,000,000	21,061,373
21_696XXXX	USD	10,000,000	10,000,000	9.03	31-May-22
	Sum Of Notional	10,000,000	10,000,000
21_192XXXX	ZAR	500,000,000	30,756,550	4.62	16-May-22
21_207XXXX	ZAR	400,000,000	25,744,830	4.69	02-Jun-22
	Sum Of Notional	900,000,000	56,501,380

TOTAL MATURED MARKET BORROWINGS			1,551,717,296

Net increase in Short-term Borrowings for the quarter ended June 30, 2022			75,711,859

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.